SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

27 MARCH 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   2002 ANNUAL REPORT TO SHAREHOLDERSTOGETHER WITH NOTICE OF MEETING

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Key features - 2002
CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2001, which was filed with the Securities and Exchange Commission on 28 June 2002.
•  Sound results achieved, reflecting the longer-term benefits of the company's growth and risk diversification strategy
•  Long-term safety trends continue to improve: Lost Time Injury Frequency Rate down by 16%
    to lowest level ever
•  Headline earnings, before unrealised non-hedge derivatives, increased by 29% to $368m or $1.66 per share
•  Return on capital increased from 13% to 15%
•  Return on equity increased from 16% to 21%
•  Total dividend paid of R13.50 per share, or $1.46 per ADS
•  Total cash costs declined by 10% to $161/oz
•  Operating profit, excluding unrealised non-hedge derivatives, increased by 21% to $638m
•  Net profit up 36% to $332m
•  Production decreased by 15% to 5.9Moz mainly due to the sale of the Free State assets
•  Reserves rose by 22% to 72.3Moz
Note: Ordinary shares were sub-divided with effect from close of business on 24 December 2002 on a 2:1 basis.
All references to ordinary shares, and all related calculations, have been restated to take cognisance of this sub-division.
Throughout this document, $ refers to US Dollars, unless otherwise stated. For other abbreviations see glossary of terms on page 138.
THE FOLLOWING EXCHANGE RATES WERE USED AS A BASIS FOR CALCULATIONS IN THIS DOCUMENT
2002
2001
Average for year
Closing rate
Average for year
Closing rate
R/$
10.4835
8.5775
8.6182
11.9610
A$/$
1.8383
1.7873
1.9333
1.9631

AngloGold produces approximately 6Moz of gold each year. The company has a global presence, with 20 operations in eight countries, supported by extensive yet focused exploration activities in 10 countries.
   AngloGold is listed on the following securities exchanges: Johannesburg (ANG), New York (AU) and Australia (AGG), as well as the London Stock Exchange (79LK), Euronext Paris (VA FP) and Euronext Brussels (ANG BB).

   AngloGold's primary objective is to grow the company into the global gold equity of choice through the continual enhancement of shareholder value. The company consistently produces high rates of return on equity and capital, healthy profits and strong cash flows, resulting in substantial dividends, after providing for long-term growth.
   AngloGold, which employs some 53,000 people across the world, is committed to sustainable development and takes into account both the communities and environments in which it operates.
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Corporate
profile
Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Jerritt
Canyon
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Union Reefs
Sunrise Dam
Australia

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Contents
4
Letter from the Chairman and
Deputy Chairman
Chairman Russell Edey and
Deputy Chairman James Motlatsi
share their views with
shareholders.
6
Delivering on our promises
7
One-year forecast  2003
8
Interview with the CEO
Journalist Alec Hogg interviews
CEO Bobby Godsell on
AngloGold, gold and other issues.
12
Group value-added statement
13
Review of the gold market
Marketing Director Kelvin
Williams discusses the renewed
support for gold, its performance
during 2002 and the outlook
for 2003.
14
Financial review
17
Group operating and
financial results
18
Review of operations
A solid performance for the year
reviewed by region.
46
Marketing
AngloGold believes in gold and is
committed to growing this market.
48
Exploration
Focused, yet extensive exploration
in 10 countries. Read more.
52
Mineral Resources and
Ore Reserves
54
Directors and executive
management
56
Directors' approval
Secretary's certificate
Report of the independent auditors
57
Corporate governance
AngloGold is committed to
attaining the highest levels
of corporate governance.
63
Remuneration report
64
Directors' report
74
Group financial statements
112
Company financial statements
131
Investment in principal
subsidiaries and joint venture
interests
132
US GAAP consolidated financial
statements
For the first time, an analysis in
terms of US GAAP.
138
Glossary of terms
140
Shareholders' information
143
Directorate and administration
144
Contact information
Inside back cover
Other reports and sources
of information

"The best news of 2002 is that the higher

Rand gold price has liberated a whole
lot of reserves in South Africa.
We are looking at six new projects
contributing 11Moz."

BOBBY GODSELL, ANGLOGOLD CEO Page 8

4.5Moz of new production at Moab Khotsong Page 28

The combined effect of a sustained higher gold price and the continued success of AngloGold's brownfields exploration programme, which yielded some 3.2Moz of ore reserves at a discovery cost of only $4.40/oz in 2002, has led to a 22% increase in the company's ore reserve to 72.3Moz. Included in this is a 30% increase in the South African ore reserve to 47.5Moz.
   Looking ahead, the increase in reserves has resulted in longer mine lives rather than increased production and we anticipate gold production for 2003 to be unchanged at around 6Moz, increasing to 6.5Moz in 2006. Part of the increased reserve is due to the rise in the gold price, which has the effect of making lower- grade areas profitable. This leads to a lower average grade overall and, consequently, increased unit costs which are also affected by the stronger Rand. Total cash costs for 2003 are estimated to be $187/oz and total production costs $226/oz, with capital expenditure forecast at $303m.
   With respect to AngloGold's forward sales programme, the company has reduced its hedging contracts by some 133t during the past year. In the light of the continued strength of the gold price and the steady improvement in AngloGold's operating performance over the past two years, and consequently the reduced need for the company to manage revenue through forward pricing, the board has recommitted AngloGold to the continued restructuring and further reduction of the hedge book.
   In January, we announced that AngloGold would be paying a final dividend for the year of R6.75 per share. This gives a total dividend for the year of R13.50 per share, or $1.46 per share an increase of 50% on the 2001 total dividend in Rand terms, or 68% in Dollar terms. This level of dividend, representing more than 70% of earnings per share (before unrealised non-hedge derivatives) in Rand terms, is consistent with AngloGold's established practice of paying out a high proportion of its earnings to shareholders, once we have provided for our organic growth objectives.
   In the next stage of our HIV and AIDS strategy, AngloGold implemented the preparatory phase of a programme to administer anti-retroviral therapy (ART) drugs to HIV-positive employees. This programme will ensure that the company's overall approach to the epidemic is thoroughly consistent with global best practice. It offers infected employees the best possible chance of the prospect of both an improved quality of life and a longer career with the company.
   The Mineral and Petroleum Resources Development Act and Socio-economic Empowerment Charter were processed through
South Africa's Parliament last year. The main purpose of the new law is to alter the mineral rights regime in the country from one of private ownership to the custodianship of these rights by the State.
   The Charter's scorecard for assessing progress made by companies in promoting the participation of historically disadvantaged South Africans in the mining industry was published in February 2003. The scorecard sets out the empowerment conditions which will need to be met by applicants for new generation mining licences, which will need to be acquired within five years. We believe that AngloGold is well- placed to meet the thresholds set.
   AngloGold supports this development as necessary for economic growth and the development of a non-racial society in South Africa. The publication in the media in July 2002 of an early government draft of the mining charter caused substantial uncertainty in the market. However, the final version of the Charter, published in October following extensive consultation between government, industry and other stakeholders, is a document which, if it is implemented in the spirit in which it has been developed, will be a valuable tool in turning the country's extraordinary mineral endowment into real wealth to the benefit of all of South Africa's people. We are confident that these developments will translate into long-term benefits for all of AngloGold's stakeholders.
   One of the central themes of the Charter is human capital development. Indeed most of the document's attention is applied, not to the issue of equity ownership, but to encouraging employers in this industry to implement, improve and extend efforts to build a skilled and productive human resource base for the industry from within. We at AngloGold entirely endorse this focus and will continue to apply energy and substantial resources to workplace and literacy training, tertiary education and the development of effective secondary schools in areas of Southern Africa from where we draw human resources.
   Finally, one of our founding directors, Hong Kong-based Victor Fung, will not be standing for re-election at the forthcoming AGM, given his increased responsibilities in mainland China. AngloGold wishes to place on record its appreciation for his contribution.

Russell Edey, Chairman

James Motlatsi, Deputy Chairman

   3 March 2003
Letter from the
Chairman and Deputy Chairman
ANGLO GOLD LIMITED ANNUAL REPORT 2002
4

(Clockwise from top left) Tshepo Shale, a loco driver, Projek Katleho Great Noligwa, South Africa; Jannie Schnaar and Kobus Jacobs, Great Noligwa,

South Africa; Waltinho Correina Gonzaga and Leoncio Jos Arajo Costa at Serra Grande in Brazil, South America; Nolast Marebexeni is an onsetter's assistant at Savuka, South Africa; Stuart Foya, a geochemist with the East and West Africa region, in the Morila pit; Heidi van Wyk, Moab Khotsong, South Africa.

A
ngloGold performed well in 2002, reflecting the benefits of the company's growth and risk diversification strategy. Although gold production declined with the sale of the Free State mines in South Africa, total cash costs were down year-on-year by 10% to $161/oz and headline earnings increased by 29% on the 2001 performance, to $368m. Returns on capital and equity for the year were 15% and 21%, respectively.

Delivering
on our promises
ANGLO GOLD LIMITED ANNUAL REPORT 2002
6
What we promised for 2002
Commitment to long-term target of eliminating all
accidents at work.
Growing the company into the gold equity of choice and an
investment that offers its shareholders competitive returns:
* Drive the company down the cost curve
* Seek organic growth
* Continue near-mine or brownfields exploration
* Develop new greenfields exploration projects
* Apply a disciplined acquisition strategy
* Seek value down the gold chain
Reducing Rand-price cover by restructuring the hedge book
What we delivered in 2002
Long-term trend in lost time injuries decreased to 8.86 per
million man hours, the lowest ever for AngloGold.
During 2002, AngloGold was one of the top-performing
resource stocks in the world. The company consistently rewards shareholders with a strong dividend flow. Its performance
during 2002 represents a total return to shareholders  a
combination of share price performance and dividend
of 98% in Dollar terms.
Total cash costs continued to decline  from $178/oz by 10% to
$161/oz  despite the impact of the strengthening Rand on the
South African operations.
Three new South Africa projects, at Moab Khotsong, TauTona
and Mponeng are on schedule. Sunrise Dam Expansion is
complete, with the CC&V project nearing completion.
The AngloGold growth story continues, with 11.4Moz of new
resources added at a cost of $1.60/oz and 3.2Moz of new reserves at a cost of $4.40/oz.
Exploration is continuing in countries in which AngloGold has operations, namely Argentina, Brazil, Tanzania, Mali, South
Africa and the United States, as well as in prospective areas in
Alaska, Canada and Peru. Some $19m was spent during the year.
AngloGold increased its stake from 46.25% to 92.5% in Cerro
Vanguardia in Argentina during the year and continues to
identify value-adding merger and acquisition opportunities.
AngloGold remains committed to developing the gold market.
Following a number of notable successes during 2002  the
Afridesia campaign, OroAfrica design centre, Riches of Brazil and Africa competitions, and the GoldAvenue catalogue
development  the company will continue its work with the
World Gold Council but will also operate independently in
the spheres where it has strategic influence.
AngloGold reduced its hedging contracts by some 133t during
the year. The continuing strength of the gold price and the
company's solid operating performance, has reduced the need
to manage revenue through forward pricing and the hedge book will continue to be managed, restructured and reduced.
(The above figures are the year-on-year differences in reserves, including the effect of depletion)
Growing reserves
Some of the significant increases in ore reserves include:
Mponeng
increased by 4.6Moz mainly due to the inclusion of the Mponeng CLR and VCR below 120 level
Moab Khotsong
increased by 4.3Moz due to the inclusion of the Phase 2 project which will exploit the Vaal reef below 101 level
TauTona
increased by 0.8Moz due to the inclusion of the CLR below 120 level, the area East of the Bank Dyke on 116 level and the VCR area "A"
Savuka and Tau Lekoa
increased by 1.2Moz and 0.7Moz respectively owing to changes in mine design leading to additional life at both operations
Geita
increased by 0.8Moz due to the redesign of the Nyankanga, Geita Hill and Lone Cone pits, as well as the inclusion of the Chipaka, Area
3W and Roberts pits
Cerro Vanguardia
increased by 1.1Moz mainly as a result of AngloGold's increase in ownership to 92.5%.

ANGLO GOLD LIMITED ANNUAL REPORT 2002
One-year forecast - 2003
South
East and
South
North
Forecast
Actual
Forecast
Africa
West Africa
America
America
Australia
2003
2002
2002
Gold
Underground operations
Metric tonnes milled        - 000
11,611
1,224
214
6
13,055
13,426
13,646
Yield
-  g/t                               8.16
7.18
7.64
5.11
8.06
8.27
8.29
Production
-  oz 000
3,047
283
53
1
3,384
3,569
3,639
Productivity
g/employee
-  actual                           214
1,043
1,884
1,126
232
238
247
Surface and dump reclamation
Metric tonnes treated      -  000
38,325
38,325
38,366
40,239
Yield
-  g/t                               0.23
0.23
0.30
0.23
Production
-  oz 000
285
285
365
294
Open-pit operations
Metric tonnes treated      - 000
8,727
1,057
18,416
5,332
33,532
27,186
30,378
Yield
-  g/t
3.67
8.00
0.70
2.53
1.99
2.29
1.89
Production
-  oz 000
1,031
272
414
433
2,150
2,005
1,848
Total
Production
-  oz 000
3,332
1,031
555
467
434
5,819
5,939
5,781
Total cash costs
-  $/oz produced
209
152
108
190
203
187
161
154
Capital
expenditure
-  $ m
188
25
39
27
24
303
268
268
Rand/US Dollar average exchange rate
9.00
10.48
11.15
Note: The 2003 forecast has been revised to exclude Jerritt Canyon, which was in the process of being sold to Queenstake Resources USA Inc at the time of this report.

Alec Hogg: Surely the most relevant aspect of the year was the way the gold price improved, starting at under $280/oz and ending at $345/oz. Subsequent to year-end we have seen $390/oz. Is this sustainable?

Bobby Godsell: An element of it is sustainable. What pleases me is that the ghosts around the gold price have gone away. For over a decade-and-a-half people have argued that gold has lost its glister, that gold is no longer a store of value, that gold is something that only primitive people want and hold, that the Dollar will be strong forever, that US equity markets will grow by 30% a year forever. That has gone away.

   To be truthful, I don't know what the equilibrium price is.I think it is still finding its place. I think the negative sentiment has gone away and that there's more upside than downside in the price. We never predict it.

Alec: Does a higher gold price change the way you run the business?

Bobby: The most immediate change is that our need for revenue and price certainty has diminished. That comes from two sources. At really low prices, you've got to secure particularly your marginal operations. At plus $300/oz, we have less need for hedging, so we've taken 300t out of our hedge and are more exposed to the upside. Equally our operations are running well and so we need less insurance.

   The second major change and the best news of 2002 is that the higher Rand gold price has liberated a whole lot of reserves in South Africa. South African orebodies are more defined by exchange rates and gold prices than by geology. We are looking at six new projects contributing 11Moz. Suddenly our guys in South Africa are walking tall again, they can see expansion and growth. We've come to the end of contracting, selling and closing and are planning major, new 20-year long projects.

Alec: Many have said that they'll only buy gold shares that are completely unhedged. Would AngloGold ever be unhedged?
Bobby: I don't think we're ever going to become theological anti- hedgers. When we started five years ago it was a very gloomy time for a gold company. We said to investors, "give us your money and we'll make you rich". One of our arguments was that we were going to pay a decent dividend. Throughout that period, we paid a dividend that has fluctuated in Dollar yield terms between 4% and 7%. So anybody holding AngloGold shares has got a yield of at least 4% in cash, plus capital appreciation. To do this we needed a certain amount of revenue certainty.

    I do think that excessive hedging has contributed to price weakness. Australian producers have hedged up to 100% of their reserves. That is excessive.
   We don't want to be excessive hedgers; we don't want to sell everything at the spot perhaps somewhere in between.
Alec: What about costs, particularly in South Africa. How do you address that?
Bobby: From a management perspective we ask ourselves two simple questions: What can we manage? What can't we manage?
   We can't manage the price. We can't manage the exchange rate. What we can manage are the costs and so our target is that we will keep our cost increases to two-thirds of the South African inflation rate. It's a tough target.
Alec: How different is that to when you started? Has it been a revolution?
Bobby: When we started seven years ago, we had two revolutionary ideas.
Interview with
Bobby Godsell
Chief Executive Officer
V
eteran South African publisher and journalist, Alec Hogg, interviewed Bobby Godsell on 14 February 2003 on AngloGold, gold and other issues.
ANGLO GOLD LIMITED ANNUAL REPORT 2002

For over a decade-and-a-half people have argued that gold has lost its glister, that gold is no longer a store of value, that gold is something that only primitive people want and hold, that the Dollar will be strong forever, that US equity markets will grow by 30% a year forever. That has gone away.

We can't manage the price. We can't manage the exchange rate. What we can manage are the costs and so our target is that we will keep our cost increases in South Africa to two-thirds of the country's inflation rate.

INTERVIEW WITH THE CHIEF EXECUTIVE OFFICER

ANGLO GOLD LIMITED ANNUAL REPORT 2002

   First, that people should make money out of owning gold stocks in bad times as well as good. We say that at low gold prices we are going to generate cash, make profits and pay dividends. At high gold prices we are going to generate more cash, make more profit and pay better dividends. Last year our dividend was up by about 68% in Dollar terms.

   We then said that to do this we are going to focus on making money rather than on size.

   So we went from being the biggest producer to being the second or third biggest. We very consciously sold off and shut down low-margin, high-risk producers. This took a third of South African production out of our hands from 4.7Moz to 3.4Moz. Last year we produced 15% less gold and made 20% better headline earnings.

   So it was a shift from volume to value. And it was very necessary. We had an asset portfolio that was exceedingly high risk, with very old mines, remnant mining, and variable grades. We now have a more stable asset base with diversity in mining type 40% outside of South Africa and 40% from surface and shallow operations.

   Now we are looking at growth and it is still growth in earnings. What is true is that if you want to grow your earnings, you have also got to grow your volume of mining.

Alec: The strategy, though, must have taken some kind of a diversion with the disappointment of not being able to acquire Normandy? Bobby: Normandy would have been a company character- changing transaction. I regret very much we couldn't get it. The appeal for me of Normandy is that it would have combined the leading Australian and South African companies into one of such size, such robustness, with such a strong balance sheet and such good assets, that any North American investor would have had to take notice of it.

   This is against a background where everybody says most mergers and acquisitions destroy wealth rather that create it. We certainly got to the point where, had we gone another five cents on our offer, we would have been destroying wealth.

What does please me is that since then our company has done

well. Our share has traded very well in the United States we now trade there in value terms, at five times what we do in Johannesburg. And our Johannesburg values haven't gone down; it's the US value that has gone up.

Alec: An issue that affected all mining companies in South Africa over the past year was the Mining Charter. You were pretty involved.
Bobby: To achieve an industry that is broadly representative of our country, that looks like South Africa, is a good thing. I have been concerned that empowerment should be broad rather than narrow, benefiting many rather than a few, and that it should be real. You can put somebody's name on a transaction, but if they don't really have anything at risk, then they aren't, in truth, owners. We have to make more money in South Africa, not merely redistribute it. So ownership as a generator of wealth is important.

   Against those criteria, the Charter looks to me to be very good. It covers a wide range of issues, things incidentally that AngloGold has been doing for a long time.

   What the Charter is turning out to be is a test of the social licence. A business will only survive if it benefits all of its stakeholders over time if people, the community, customers, employees and shareholders are left better off having an association with the company. I think it's a very good document and is going to make the South African industry more competitive, not less, and lead to greater wealth creation, not less. To draw on the gene pool of 100% of South Africa, not just white males, has got to be a good thing.

Alec: Out-and-out capitalists would disagree with the assertion that inclusivity will make you more competitive.
Bobby: With respect, I think that out-and-out capitalists, unless they're racists, have no reason to do this. Read the Charter, sentence by sentence, and ask yourself the question: If this is done well, if it's done in a real way, if it's done with integrity, will this create more wealth or less wealth?

   It's quite clear from the Charter that assets should change hands at fair market value. That phrase is used repeatedly. We have done three major empowerment transactions and sold off about a quarter of our production ounces. We haven't lost one cent in terms of value. There is no Father Christmas in this Charter, there's no giving things away.

   Also, as we move to many more black managers, I expect those managers to perform. You can't put somebody in charge of a deep level gold mine unless he's really competent. Frankly, to have half of our managers able to speak fluent seSotho or Xhosa has got to lead to greater productivity. We know that when we combine literacy and new job structures, we see a 25% increase in the output of those teams.

Read the Charter, sentence by sentence, and ask yourself the question: If this is done well, if it's done in a real way, if it's done with integrity, will this create more wealth or less wealth?

Alec: What about the cost or the value of ounces in the ground? South African gold ounces have made progress compared to other parts of the world. But they do still lag?

Bobby: Gold companies trade at a premium to their net asset value. It's true that some of the North Americans trade at a larger premium. That premium is one of two things. It's either a bet on the gold price or it's the view that management is smart enough to buy new mines, prove up new reserves.

      I am happy to accept the challenge for AngloGold that we will grow the company in terms of profitable ounces into the future. I am not terribly worried about competing with the North Americans.

Alec: Last year you said you were going to significantly increase your investment in exploration.

Bobby: We have, through two different strategies. Brownfields exploration means you are drilling for ounces where you already have infrastructure. They are very nice ounces because if you find more, you don't have to spend capital to sink the shaft or build the plant. Particularly with open-pit mining, companies often starve the brownfields budget and only drill to have the certainty for another six or 12 months of production. Every Dollar we spend in brownfields exploration wins reserve ounces. Our exploration budget is about $60m - two thirds of that is brownfields.

       Greenfields is different. I can only explain it in non-technical terms. It's about God's sense of humour, because God put gold in interesting places. He didn't put it in Switzerland or Singapore. So we look for gold in new and interesting places we have just opened an office in Mongolia.

       We have a map that tells us in terms of basic geological theory where you could expect major gold mineralisation through different mineralisation processes. It's a disappointing map, because a large part of the world is prospective. It would be super if you could only concentrate on two or three places. China and India ought to be very prospective. Places that have been poorly surveyed, poorly explored, obviously hold quite a lot of potential. We are very excited about Peru, about the Great Lakes area of Africa.

      In greenfields exploration you have to take some risks - you have got to try 20 things and expect 19 of them to fail.

Alec: Could there be another Wits Basin out there?

Bobby: It's hard to believe that it's entirely unique. We do understand the Basin extremely well. We have looked in other parts of the world; we understand the palaeontological and ageing-of-the-earth signmarks. It would be wonderful to find another. We are delighted to find any decent orebody that we can make money out of.

Alec: What about Australia? Do you think there could be a big find waiting there?

Bobby: We are very excited about two orebodies that we have interests in.

       At Sunrise Dam mine, we have dramatically expanded the size of that open-pit operation and are immensely excited about the brownfields potential. Every time we put the drill down we come up with excellent results. I would be very surprised if we didn't significantly extend its life going forward.

The Boddington project is one of the largest and longest life gold orebodies in the world. We share that with Newmont, who succeeded Normandy in ownership, and Newcrest, and we are trying to find the right model to expand it.

Alec: An area where you do have a distinct advantage that you have already turned to account is on the continent of Africa.

Bobby: It's our continent, it's our home. The great thing about South Africans is that they understand about cultural diversity. We are a world in one country and no manager can assume that he knows what the people who work with him think. He's got to take the effort to find out. It's been wonderful to see Afrikaners from the Free State go to Morila in Mali, an Islamic country, French-speaking, and turn out to be very good leaders of people.

Equally, we are completely committed to developing talent

from those countries. Mali has had no modern mining history. We are running three world-class mines there with overwhelmingly local people.

Alec: There's been criticism of South African gold companies for decades about not beneficiating. A couple of years ago you made a move into this field by the acquisition of a company called OroAfrica - a reconnaissance investment. How has that turned out?

Bobby: It has done pretty well. This was part of the journey we started on seven years ago.

       It's very interesting that the first sentence of every conversation about gold is a conversation about price. It's indicative of an industry that hasn't grown up, because industries don't do well because of price, they do well because of profit. The auto industry and other industries are not fascinated by price. They are interested in sales, consumers and customers.

INTERVIEW WITH THE CHIEF EXECUTIVE OFFICER
ANGLO GOLD LIMITED ANNUAL REPORT 2002
In greenfields exploration you have to take some risks you have got to try 20 things and expect 19 of them to fail.

INTERVIEW WITH THE CHIEF EXECUTIVE OFFICER

ANGLO GOLD LIMITED ANNUAL REPORT 2002

      The gold industry is not very customer oriented. An industry that forgets its customers will, and deserves to, go out of business. The customers of gold are overwhelmingly people who buy jewellery - 80% of 4,000t of annual production goes into jewellery.

      For the last five years we have been looking at the customer and we would like to be part of modernising gold jewellery. This is an industry that got stuck in the 19th century. Going into OroAfrica was to find out about the customer. Here we had a modern factory located in our own country, making particularly gold chain and other machine-initiated gold jewellery, earrings and pendants, in alliance with the leading Italian gold jewellery manufacturer (Filk). OroAfrica uses about 5t of gold a year; Filk uses about 70t of gold. It's huge business.

      It's still early days. What we'd like to do for gold is to be the Benetton of the gold industry, to be the Starbucks of jewellery. Coffee drinking was in decline in the United States. People thought it was unhealthy. But Starbucks has come along and persuaded people to pay $3 for a cup of coffee with foam in it, when they could have the same thing for 50 cents. That completely changed the market and consumption is going up. That's what we want to do, we want to revolutionise what we offer our customers.

Alec: Starbucks has branded coffee. Can AngloGold brand gold?

Bobby: Starbucks has also reinvigorated the entire category. If you go to to any modern city, you will find 15 Starbucks look-alikes - a place that looks nice, where you can pay a very high price for a fancy cup of coffee and where you have to learn a new language to order it. They've invented a new experience.

       We think we can re-invent gold jewellery, whether it is the AngloGold brand or anything else. Coming from where we do, we would very much like to have an African brand. But equally we have been experimenting with Brazilian jewellery.

       Gold is about people, particularly in Africa, it's about peasant life, it's about kings, the country, something that has been around for 5,000 to 7,000 years; part of the earth; part of the rich cultural heritage. If we draw on that, we think we can put a jewellery offer in the marketplace which is distinctly different to the dull, 19th century jewellery store offer that we have had.

Alec: Looking ahead, is it a year when AngloGold shareholders can expect similar progress as in the year behind.
Bobby: We have never been in the business of predicting the gold price and to some extent, inevitably, our equity price is linked to the gold price.

       We are going to mine 6Moz of gold, we are going to mine it at a good cost, we are going to generate a lot of profit and we would be hoping to pay a really decent dividend. We hope that our price reflects the benefit of that, particularly over time.

       We listed on the New York Stock Exchange in 1998 at $16 we - are now trading at around $32 so there has been good capital appreciation. Last year a holder of an AngloGold share would have seen a total return, including dividends, of close to 100%. Whether we are going to see the gold price shoot up as dramatically this year as it did last, I don't know. But what we can say to our shareholders is, "hold our shares, over time and at any moment in time, you have made good money". And at the very least, we are going to pay a good dividend.

Alec: If we speak in a year's time, strategically what milestones would you like to have behind you.

Bobby: Two major things:

       I am assuming operational excellence; I am assuming we will mine gold very profitably.

Over and above that I would hope that we would be further

down the road in growing our ounces. We want to say to shareholders that this is not a wasting-asset industry. Your piece of AngloGold paper is worth something today, it will be worth something to you in five or 10 years' time, we would like you to leave it to your kids. We have got to grow our earnings.

       Then I would love to have something dramatic and interesting to say about going downstream, modernising the customer base and finding ways to expand the jewellery market, maybe even making some money out of that side of the business.

Alec: And mergers and acquisitions?

Bobby: All the time and ongoing, but only if they add value. We haven't had a year where we haven't done something, but it is opportunistic. I hope that we have the courage to go after every deal and I hope we have the wisdom only to do those deals that make money for our shareholders.

The full interview is available in video, audio and transcript form on the AngloGold website at www.anglogold.com
It's very interesting that the first sentence of every conversation about gold is a conversation about price. It's indicative of an industry that hasn't grown up, because industries don't do well because of price, they do well because of profit.

We are going to mine 6Moz of gold, we are going to mine it at a good cost, we are going to generate a lot of profit and we would be hoping to pay a really decent dividend. We hope that our price reflects the benefit of that, particularly over time.

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Group value-added statement
for the year ended 31 December 2002
Figures in US Dollars millions
Notes
%
2002
%
2001*
Value added
Turnover
2
1,761
2,041
Less: Purchases of goods and services in order to operate
mines and produce refined metal, including market
development costs net of other income
(611)
(746)
Value added by operations
90
1,150
98
1,295
Non-hedge derivatives
7
92
(5)
Income from investments and interest received
6
3
43
2
26
100
1,285
100
1,316
Value distributed
Employees
Salaries, wages and other benefits
10
35
443
48
627
Government
11
13
165
8
111
 - Current taxation
14
177
8
103
 - Deferred taxation
(1)
(12)
8
Providers of capital
 - Finance costs
8
3
44
5
72
 - Dividends
13
20
251
13
167
 - Minorities
1
15
1
8
Other
 - Loss on disposal of mines
31
1
13
4
Total value distributed
73
931
75
989
Re-invested in the Group
 - Amortisation and depreciation
14, 15 & 16
21
273
19
249
 - Retained income
6
81
6
78
100
1,285
100
1,316
* Includes Free State assets
State for taxes
$111m or 8%
Providers
of capital
$247m or 19%
Re-invested
in the group
$327m or 25%
Employees for
remuneration
$627m or 48%
Other $4m or 0%
2001 Distribution of wealth*
Employees for
remuneration
$443m or 35%
State for taxes
$165m or 13%
Providers of capital
$310m or 24%
Re-invested
in the group
$354m or 27%
Other $13m or 1%
2002 Distribution of wealth

ANGLO GOLD LIMITED ANNUAL REPORT 2002

The factors which drove the gold price during 2002 had a particularly strong impact in the final quarter. These factors included US Dollar weakness, international political tension, equity market declines and a halt to the dismantling of producer hedging. This last factor had the effect of both lowering gold producer selling in the spot market, and introducing some buying in the market. During the final quarter of the year, the price was influenced most significantly by Dollar weakness and by escalating conflict over Iraq. Over the past year, the spot price has responded almost perfectly to the Dollar's fall against the Euro (see graph). The additional tension in the Middle East provided the lift to take gold up further. All of the factors that have been positive for gold in 2002 remain firmly in play, and there is good reason to expect higher gold prices in the year ahead.

       Under the favourable price performance of gold, the physical market continued to show weakness throughout 2002. There has been a general decline in physical demand for gold in both the jewellery and the investment sectors, with exceptions in only a few countries. Compounding the effects of this lower demand, scrap sales and gold recycling have increased sharply in the face of higher gold prices. The negative impact of these factors in the physical market was mitigated to a degree by slightly lower new mine production, and by the reduction in supply occasioned by the run-down in gold producer hedging referred to above. As is the case in all periods of rising gold prices and gold price volatility, the physical market should revive once the price returns to a stable trading range for a period of time. However, with further gold price volatility expected in 2003, a resurgence of physical demand should not be expected immediately.

       A critical factor in the strength of the gold market in 2002 has been the return of investor and speculator interest in the metal. This interest has not translated particularly into demand for physical gold, but can most certainly be seen in the derivative markets, and particularly in the futures and options positions on the New York Comex and, from time to time, on the Tokyo Comex. There is no doubt also a considerable over-the-counter derivative trade in gold, although this is not easily measured. The importance of this gold buying in the derivatives markets for the gold price can be seen from the graph, showing gold trading positions on New York Comex from the beginning of 2000, and the US Dollar spot price of gold. Buying in the derivatives markets is directly influenced by the factors referred to above, and is directly responsible for moving the price of gold.

Review of the
gold market
T

                    he price of gold finished the year strongly, touching a high of $354/oz in December, fully $75 or 27% higher than                     the opening price of $279/oz. The average spot price for the year of $310/oz is almost $40 higher than the average                     price in 2001. Market volatility also increased with a price range double that seen in 2001. The US Dollar moved                     in the other direction, downwards against other currencies, including the Rand. The local currency gained over  30% against the Dollar, finishing at an exchange rate of R8.55 to the Dollar, off an opening rate for 2002 of R12.55. Both of these trends have been maintained into 2003.

Results for the year

•   Headline earnings before unrealised

non-hedge derivatives increased by 29% to $368m or 166 US cps (2001: $286m or 133 US cps).

•   Return on capital improved from

13% to 15%.

•   Return on equity increased from

16% to 21%.

•   Gold production was down 15% to

5.9Moz, mainly due to the sale of the Free State assets.

•   Total cash costs declined by 10%

to $161/oz.

Dividends

A final dividend of R6.75 per share ($0.82 per share) was paid, bringing the total dividend for the year to R13.50 per share ($1.46 per share). This dividend represents a yield of 4.4% calculated on a share price of R305 on 30 January 2003. This level of dividend is consistent with AngloGold's established practice of paying out a high proportion of its earnings to shareholders, once it has provided for its organic growth objectives.

Gold production

Gold production was down 15% (1.04Moz) to 5.9Moz. This is mainly due to the South Africa region's sale of the Free State assets, Elandsrand and Deelkraal. If these are excluded, the group's production would have increased by 3% or 190,000oz.

   The Free State contributed 1.2Moz and Elandsrand and Deelkraal contributed 35,000oz in the prior year.

   With reference to the disposals mentioned above, South Africa's production is 27% lower than 2001 at 3.4Moz.

   Production in the East and West Africa region increased by 25% or 217,000oz to 1.08Moz. The main contributors were at Morila (+169,000oz) due to a 74% increase in recovered grade to 11.96g/t; Yatela (+55,000oz) as 2002 was the first year of full production; and at Geita (+17,000oz) arising from increased tonnage throughput. Decreased production was recorded at Sadiola (-22,000oz) where there was lower grade and tonnage throughput.

   The North America region's production decreased by 7% or 34,000oz to 462,000oz. Cripple Creek's production was 11,000oz up on the prior year due to the expansion of the crusher and absorption circuit. Jerritt Canyon's production was 45,000oz below that reported in the prior year, because of adverse weather conditions, and completion of the Cortez tolling agreement and lower recovery issues.

   South America's production increased by 37,000oz to 478,000oz. This is mainly attributable to the additional 46.25% interest acquired in Cerro Vanguardia. If the additional interest were ignored, production would be 5% lower than the prior year due to production problems at Cerro Vanguardia arising from recurrent underground water in the pits causing mining of wet ore with a very high level of clay.

   Australia's production decreased by 6,000oz to 502,000oz. This is mainly as a result of the closure of operations at Boddington and Tanami, which was partially offset by a 29% or 87,000oz increase in production at Sunrise Dam made possible by the mill upgrade.

Gold income

The average gold price received increased by 6% to $303/oz in 2002. See Review of Gold Market on page 13.

   Gold income together with realised non-hedge derivative income declined by 10% or $205m during the 2002 financial year to $1,841m ($2,046m). This is in line with lower production, but partially offset by a higher price received. The current year's received price is $16/oz higher than that for the previous year at $303/oz and compares to an average spot price of $310/oz.

Cost of sales

Cost of sales, comprising total cash costs, retrenchment and rehabilitation costs, changes in gold inventories and amortisation of mining assets, went down from $1,519m in 2001 to $1,203m in 2002, a decrease of 21%, analysed as follows:

Total cash costs decreased from $1,255m in 2001 to $967m in 2002 (or $178/oz to $161/oz), following the reduction in gold produced from 6.983Moz in 2001 to 5.939Moz in 2002. Of the $17/oz reduction in cash costs year on year, $24/oz related to the weakening of the SA Rand against the US Dollar. Excluding the Free State operations in the prior year, total cash costs decreased by 5% from $170/oz to $161/oz.

•

While retrenchment costs were $22m in 2001 (with most of the costs being associated with the Free State) they decreased to $3m in 2002.

•

Rehabilitation and other non-cash costs decreased by $1m on the previous year whilst amortisation of mining assets increased by 11% to

Financial
review
A
ngloGold's results for the year 2002 are impressive, reflecting the longer-term benefits of the company's growth and risk diversification strategy. Although gold production declined with the sale of the Free State mines in South Africa, cash costs were down year-on-year by 10% to $161/oz and headline earnings increased by 29% to $368m.
ANGLO GOLD LIMITED ANNUAL REPORT 2002

$245m. South Africa's amortisation of mining assets reduced $15m to $61m, mainly due to the sale of the Free State operations and the devaluation of the SA Rand. The lower amortisation charge in South Africa was offset by the higher amortisation charges in East and West Africa due to increased levels of production, and in North America as a result of accelerated amortisation charges on the old crusher assets.

Inventory movement was a $9m charge in 2001 compared to a credit of $24m in 2002. The increase in inventory levels on the previous year is mainly due to the increase in gold in process in the North America region. This is as a result of the ongoing problems with extracting gold from the heap leach pad resulting in a build up of inventory.

Operating profit

Operating profit excluding unrealised non-hedge derivatives is 21% up on the previous year at $638m. This is mainly due to a 6% increase in the received Dollar gold price, and a weaker average Rand/Dollar exchange rate. Included in this operating profit is an amount of $80m relating to realised gains on non- hedge derivatives.

   The main reason for the $111m increase in operating profit is the weaker Rand/Dollar exchange rate ($143m), offset by $24m caused by lower grades.

   The operating margin for the AngloGold group was 35% for 2002 and 26% for 2001. The EBITDA margin was 43% in 2002 compared to 33% in 2001. These margins vary from operation to operation and are summarised on page 16.

Net profit

 Net profit of $332m (2001: $245m) is arrived at after making, amongst others, the following adjustments to operating profit:

Corporate and other administration expenses increased by $3m on the previous year to $25m.

Market development costs amounted to
$17m for the year of which some 80%
was paid to the World Gold Council.

Total exploration expenditure was $51m (2001: $44m) of which $28m (2001: $26m) was expensed.

Interest received increased from $20m to $36m, mainly as a result of the improved gold price and improved cash position with the sale of shares acquired in the aborted bid of Normandy and the proceeds from the Free State sale.

Other net expenses amounted to $16m for the year and included the unwinding of the decommissioning obligation, foreign exchange losses on transactions other than sales, and post-retirement medical expenses relating to mines sold.

Finance costs decreased by $28m to $44m, due to lower interest rates and the rearrangement of the loan facility debt. The proceeds on the sale of the Normandy investment were utilised to repay debt.

An abnormal item relating to thesettlement of a legal claim in the amount of $10m $5m net of tax.

Goodwill amortised remained fairlyconstant at $28m compared to 2001.

   A loss on disposal of the Free State

assets of $13m was recognised in 2002. During 2001, a loss of $4m was recognised in respect of the sale of assets at the Deelkraal and Elandsrand mines.

The taxation charge increased by $54m to $165m in 2002, owing mainly to an increase in earnings for the year. The effective tax rate is 32% compared to 30% in 2001.

The minorities share of earnings has increased to $15m compared to $8m in the prior year. This is due to the increase of minorities in Cerro Vanguardia from 3.75% to 7.5%.

Cash flow

OPERATING ACTIVITIES

Cash generated from operations was derived from profits on ordinary activities before taxation of $512m per the income statement, adjusted for changes in working capital and non-cash flow items. The most significant non-cash flow item was the amortisation of mining assets of $245m.

   Cash generated from operations of $758m was increased by interest received of $32m, but reduced by payments to outside stakeholders for:

   Finance costs of $40m; and

   Mining and normal taxes of $131m.

     The resultant net increase in cash from operating activities is mainly as a result of the increase in AngloGold's profitability.

INVESTING ACTIVITIES

Funds of $605m generated from operating activities were utilised to grow the group by investing in capital projects amounting to $271m. Major project expenditure in 2002 comprised:

   Moab Khotsong $36m;

   Mponeng $33m;

   TauTona $11m;

   Cripple Creek & Victor Expansion

$66m; and

   Sunrise Dam Project $26m.

The funds generated from operating

activities were further adjusted by:

$164m which was received for the disposal of the Free State assets, of which $24m was paid for contractual obligations;

$34m which was paid for investments, the major portion of this being Normandy;

$158m which was the proceeds on the sale of the Normandy investment;

$97m which was the net cash consideration paid for the 46.25% additional interest in Cerro Vanguardia.

       The net cash inflow after investment activities amounted to $514m.

FINANCING ACTIVITIES

During the year, $585m was drawn and $120m was repaid on the three- year $600m syndicated loan facility. On the existing $400m syndicated loan facility, $175m was drawn.

Major loans repaid include $121m to Credit Agricole, $355m on the matured syndicated loan facility and $128m on the $400m syndicated loan facility. Other repayments comprise normal scheduled payments in terms of loan agreements.

FINANCIAL REVIEW
ANGLO GOLD LIMITED ANNUAL REPORT 2002

A  new loan facility of A$50m was arranged with the Australia and New Zealand Banking Group Limited of which A$15m was drawn. The facility is at 0.35% over the Bank Bill Swop Reference Rate and replaces the matured Australian Dollar bank syndicated facility.

Dividend payments in the amount of $260m were made during the year. This compares with a dividend of $167m in 2001. Dividends were financed from the cash generated from operating activities.

      The net result of the operating, investing and financing activities amounted to a net cash inflow of $147m, which when added to the opening balance and translation adjustment, amounted to $413m at 31 December 2002.
Balance sheet
With effect from 1 January 2002, the Free State assets were sold to a joint venture between Harmony Gold Mining Company Limited and African Rainbow Minerals (Proprietary) Limited.

     During July 2002, an agreement was reached with Prez Companc International to acquire its entire 46.25% equity interest in Cerro Vanguardia SA, including a loan, for a net cash consideration of $97m, which was paid from AngloGold's existing but undrawn debt facilities.

     Net debt to capital employed is 17% compared to 31% in 2001. This decrease is attributable to the sale of the Free State assets and the Normandy shares, and the strengthening of the SA Rand against the US Dollar.
Other issues
On 3 October 2002, the President of South Africa signed the Mineral and Petroleum Resources Development Act 2002. The provisions of this law will come into operation on dates to be specified by the President, who may stipulate different dates for different provisions. It is uncertain when the President will exercise these powers and, until the new provisions are effective, the existing regulatory regime for mineral rights will remain in place.

     The company reduced its hedging contracts by some 4.29Moz during the year. In the light of the continued strength of the gold price and the steady improvement in AngloGold's operating performance over the past two years, which has reduced the need for the company to manage revenue through forward pricing, the AngloGold board has encouraged the continuing management, restructuring and reduction of the hedge book.

FINANCIAL REVIEW
ANGLO GOLD LIMITED ANNUAL REPORT 2002
2002
Gold
Operating
Operating
income
profit*
margin
EBITDA
EBITDA
$m
$m
%
$m
margin %
South Africa
930
389
38.8
373
37.2
East and West Africa
329
129
39.2
190
57.8
South America
195
84
42.1
118
59.2
North America
152
3
1.9
59
38.1
Australia
155
33
21.3
55
35.5
Total
1,761
638
34.7
795
43.2
2001
Gold
Operating
Operating
income
profit*
margin
EBITDA
EBITDA
$m
$m
%
$m
margin %
South Africa
1,298
341
26.1
351
26.9
East and West Africa
250
87
34.8
134
53.6
South America
177
65
36.1
98
54.4
North America
161
16
9.9
58
36.0
Australia
155
18
12.2
38
25.7
Total
2,041
527
25.8
679
33.2
*
Operating profit excludes unrealised non-hedge derivatives.

FINANCIAL REVIEW
ANGLO GOLD LIMITED ANNUAL REPORT 2002
2002
2001
2000
1999
1998
Underground operations
Area mined
 - m
2
 000
2,116
3,043
3,900
3,880
4,275
Metric tonnes milled
 - 000
 total
13,426
17,954
21,293
21,704
23,396
Yield
 - g/t  average
8.27
8.20
7.96
8.09
8.08
Production
 - oz 000
 total
3,569
4,734
5,451
5,643
5,821
Productivity
g/employee
 target
247
219
209
222
174
 actual
238
214
193
210
184
Surface and dump reclamation
Metric tonnes treated
 - 000
38,366
50,355
50,289
54,354
57,511
Yield
 - g/t
0.30
0.32
0.32
0.30
0.30
Production
 - oz 000
365
514
510   520
547
Open-pit operations
Metric tonnes mined
 - 000
109,987
85,790
49,121   47,880
7,525
Stripping ratio
 - t (mined-treated)/t treated
3.05
2.17
1.08   2.51
1.63
Metric tonnes treated
 - 000
27,186
27,042
23,601   13,630
2,863
Yield
 - g/t
2.29
2.00
1.69   1.72
2.54
Production
 - oz 000
2,005
1,735
1,28  2 755
234
Total
Production
 - oz 000
5,939
6,983
7,24             3 6,918
6,602
- South Africa
 - oz 000
3,412
4,670
5,418
5,746
6,368
- East and West Africa
 - oz 000
1,085
868
366
262
234
- North America
 - oz 000
462
496
496
485       -
- South America
 - oz 000
478
441
439
425       -
- Australia
 - oz 000
502
508
524      -        -
Price received*
 - $/oz sold
303
287
308
315
333
Total cash costs
 - $/oz produced
161
178
213
213
225
Total production costs
 - $/oz produced
203
213
245   244
259
Monthly average number of employees
53,097
70,380
84,036   86,120
93,316
LTIFR
8.86
10.55
11.58   13.91
14.52
Rand/US Dollar average exchange rate
10.48
8.62   6.78    6.11
5.53
Financial results
$m
Operating profit
650
517
468
505
469
Operating profit excluding unrealised non-hedge derivatives
638
527
468
505
469
Net profit
332
245
166   434
318
EBITDA
795
679
608   614
566
Headline earnings
376
281
254   325
277
Headline earnings before unrealised non-hedge derivatives
368
286
254   325
277
Capital expenditure
271
298
304   220
174
Financial ratios
Capital employed
 - $m
2,994
2,550
3,119   3,354
2,149
Return on capital
 - %
15
13
10   15
13
Equity                                                                                          - $m
2,082
1,559
2,006   2,576
2,057
Return on equity
 - %
21
16
11   16
12
Debt                                                                                             - $m
926
987
1,156      828
184
Cash                                                                                             - $m
413
191
195   493
254
Net debt (cash)
 - $m
513
796
961   335
(70)
Net debt (cash) to capital employed
 - %
17
31
31   10
(3)
Net debt (cash) to equity
 - %
25
51
48   13
(3)
Interest cover
 - times
18
9
9
12
23
Operating margin
 - %
35
26
21
23
21
EBITDA margin
 - %
43
33
28
28
25
Glossary of terms on page 138.
* Including realised non-hedge derivatives
Group operating and financial results

The year 2002 can be characterised as one in which the company actively pursued internal growth objectives. Supported by a rising gold price and continued cost control, a number of projects were identified and initiated to deliver new ounces from increasing reserves.

     AngloGold's value-adding growth strategy remains on track, with projects to the value of $810m set to contribute an additional 3.3Moz to production over the next five years. In addition, feasibility and pre-feasibility studies are being undertaken on a further 11 projects, which should increase the operations' LOM.
Safety and health
The safety and health of employees remains a key area of focus for the company. Performance on the safety and health front was encouraging in some areas and disappointing in others.

     The long-term trend in lost time injuries continues to decrease to 8.86 per million man hours in 2002 the lowest ever for AngloGold and reflecting an improvement of 16% for the year. This should be seen in the context of some 53,000 employees having worked 142 million hours during the year.

     Regrettably, however, fatal accidents continued, with 44 employees losing their lives in the course of work during the year; 39 of these fatal accidents were in the South Africa region where most of the company's operations and employees are based. As a result, the fatal injury frequency rate (FIFR) increased to 0.31 per million man hours.

     Despite the tragedy of these deaths, there were a number of exceptional safety performances at various operations. Great Noligwa mine achieved one million fatality-free shifts during the year, as did TauTona post year-end.

      *  The Serra Grande mine in Brazil recently recorded one million hours worked without a single lost-time injury. Serra Grande was also awarded the inaugural AngloGold Global Safety Award in January 2003.

      *  TauTona, one of the deepest mines in the world, is also one of the safest, with no rockfall-related fatalities recorded since September 2001. TauTona won the South Africa region Safety Shield for 2002.

      *  The Cripple Creek & Victor mine in Colorado completed its two-year expansion programme without injury.

     Extensive efforts at emphasising and improving safety continue with the company's intranet and mine-based newsletters, as well as a monthly safety newsletter from the Chief Operating Officer, used to communicate with all employees.

     Progressive and encouraging safety initiatives continue to be developed and implemented. In the Australia region, for example, safety performance is now being measured against leading indicators in addition to the traditional trailing indicators. This means that progress is assessed in terms of safety initiatives being undertaken, and on the level of employee commitment and knowledge, and not simply on the number of lost-time injuries.

     South Africa remains the greatest challenge in terms of safety. Task teams are working to bring about major improvements in five areas, namely safety management systems, falls of ground and seismicity, dust, the effect of illness and HIV/AIDS on the workplace and safety,
18
Review
of
operations
A
ngloGold's operations produced some creditable performances during the year. Gold production declined by 15% mainly as a result of the sale of the Free State assets in South Africa. Excluding the production previously sourced from these assets, production rose by 3% to 5.9Moz. Total cash costs decreased by 10% to $161/oz, while resources increased by 2% to 287.6Moz and reserves increased by 22% to 72.3Moz.
ANGLO GOLD LIMITED ANNUAL REPORT 2002
AngloGold's Lost Time
Injury Frequency Rate
(per million man hours)

(Clockwise from top left) Metallurgical test work pouring fused material from a gold fire assay in Kayes laboratory in Mali, East and West Africa region;

Severe weather conditions at Jerritt Canyon caused a slow start to the year in the North America region; This flotation tank at Ergo, South Africa, has the capacity to treat 100,000t of slimes a day; Hydro-powered rockdrill operated by Ephraim Mabeia at Tau Lekoa mine, South Africa region; Stream sampling by geologists in the Peru exploration division; Gold production rose significantly at Sunrise Dam, Australia region, during the year.
LOST TIME INJURY FREQUENCY RATE

2002
2001
South Africa
9.98
11.58
East & West Africa
2.93
1.30
South America
4.21
8.16
North America
4.95
1.58
Australia
11.22
13.47
Group
8.86
10.55
0
2
4
6
8
10
12
14
16
1998 1999 2000 2001 2002
8.86

The massive fridge plant at Moab Khotsong in South Africa.

and developing a safety mindset. To assist in creating this safety mindset, an external consultant DuPont has completed an assessment of the company's operations and an in-house team has been established to tackle the implementation of this campaign. AngloGold's HIV/AIDS programme is dealt with on page 23.

Performance

Highlights for the year from an operational perspective include the sterling performance of the East and West Africa region, which increased attributable production by 25% to 1,085,000oz, at a total cash cost of $126/oz.

     Further progress was made in AngloGold's drive for geographical and orebody diversity. Gold production from outside South Africa, principally from low-cost surface and shallow mines, rose to 42% of production, 39% of operating profit and 53% of EBITDA.

     Overall, attributable production decreased to 5.94Moz, mainly as a result of the impact of the sale of the Free State assets. This was partially offset by an increase in production from the remaining operations of about 3%.

     Good cost control was undermined to some extent by the strong performance of the SA Rand in the second half of the year. Nonetheless, total cash costs in Dollar terms decreased still further by 10% to $161/oz. As a result, operating profit increased by 21% to $638m.

     Capital expenditure during the year amounted to $271m of which $95m was attributable to maintenance and $176m to expansion.

Outlook

Looking ahead, production is expected to remain unchanged in 2003 at 6Moz, while total cash costs are expected to rise to $187/oz, largely due to the strengthening of the South African currency and the lower average grade being mined. The latter is directly related to the fact that lower grade areas have become profitable as a result of a rise in the gold price. Capital expenditure is forecast at $303m.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
$/oz
0
50
100
150
200
250
1998          1999         2000        2001       2002
Total cash costs over time
Total cash costs have declined steadily
over the past five years. However, an
increase is expected in 2003 to $187/oz.
TOTAL CASH COSTS PER REGION ($/oz)

2002
2001 Variance %
South Africa
158
184
(14)
East and West Africa
126
129
(2)
South America
126
134
(6)
North America
222
211
5
Australia
193
194
(1)
Group
161
178
(10)
ATTRIBUTABLE PRODUCTION (000oz)

2002
2001 Variance %
South Africa
3,412
4,670
(27)
East and West Africa
1,085
868
25
South America
478
441
8
North America
462
496
(7)
Australia
502
508
(1)
Group
5,939
6,983
(15)
South Africa 58%
East & West Africa 18%
Australia 8%
South America 8%
North America 8%
Contribution to production (oz) by region
South Africa 47%
Australia 7%
South America 15%
North America 7%
East & West Africa 24%
Contribution to EBITDA by region
161/oz

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Safety and health

Tragically, 39 employees lost their lives in mine accidents during the year. This include 11 employees who lost their lives in three multiple fatal seismic accidents at Great Noligwa and Savuka. As a result, the FIFR rose to 0.34 in 2002 from 0.28 the previous year.

     The primary cause of fatal accidents remains falls of ground, which caused 57% of fatal accidents during the year. A high- profile Fall of Ground Safety Campaign was launched during the first quarter of the year in an attempt to increase awareness associated with particularly non-seismic falls of ground, and this campaign has largely been successful. Transport-related accidents were the second biggest problem area and accounted for a further 25% of occupational accidents. A programme to address this involving training, infrastructure improvement and audits, was launched in the last quarter and will continue during 2003.

   Overall, success has been achieved in decreasing LTIFR by 14% to 9.98, the best-ever level.

   A number of mines performed exceptionally well, with notable safety and health achievements:

     * TauTona mine, despite operating at ultra-deep levels, has not had a rockfall-related accident since September 2001, and continues to post accident frequency rates similar to those of AngloGold's surface operations. TauTona

Ergo
West Wits
TauTona
Savuka
Mponeng
Vaal River
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
South Africa
AngloGold's operations in South Africa
The South Africa region comprises seven underground operations: the Great Noligwa, Kopanang,
Tau Lekoa and Moab Khotsong mines are located in the Vaal River area, near the towns of Orkney and Klerksdorp, while the Mponeng, Savuka and TauTona mines are located near Carletonville.
A surface reclamation project Ergo is located near Johannesburg. Four mines in the Free State region were sold to Freegold, a joint venture between ARMgold Limited and Harmony Gold Mining
Company Limited in November 2001, with control of these operations passing to the joint venture with effect from 1 January 2002.
Key statistics
2002
2001
Tonnes treated (Mt)
Underground
11.3
15.3
Surface (incl Ergo)
38.4
50.3
Average grade (g/t)
Underground
8.40
8.20
Surface (incl Ergo)
0.30
0.32
Gold production Moz
3.4
4.7
kg
106,106
145,247
Total cash cost $/oz
158
184
R/kg
53,146
50,065
Number of
employees*
44,828
64,900
Efficiencies
g/TEC
223
206
m
2
/TEC
4.58
4.42
Capex
$m
105
101
Rm
1,150
875
* Including contractors
0%
10%
20%
30%
40%
50%
Falls of ground (seismic)
Falls of ground (non-seismic)
Trucks and tramming
Vehicles
Machinery
Shaft accidents
Inundation
Slip and fall
Explosives
41%
16%
14%
11%
5%
5%
5%
2%
2%
Causes of fatal accidents - 2002
The primary cause of fatal accidents on the South African operations is falls of ground.
A major campaign to address this was initiated during the year.

REVIEW OF OPERATIONS

also won the South Africa region Safety Shield Competition for the best improvement in serious injury rates over the past five years.

   *  After the tragic multiple fatal accidents in May and June, Great Noligwa mine went on to achieve a million fatality- free shifts on 27 November 2002.

Occupational health

The primary concerns in respect of occupational health in the South African operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB).

     Occupational health services are provided to employees at two fully- equipped regional occupational health centres. These are staffed by occupational medical practitioners, professional nurses, audiologists and other support staff.

In addition, each mine has an occupational health nurse on site.

     During the year, 52,742 occupational medical surveillance examinations (initial, periodical, transfer and exit) were performed. There were 1,087 new cases of NIHL in 2002. This translates into a rate of 26 per 1,000 employees, compared with 12 per 1,000 in 2001. Regarding OLD, 186 employees were diagnosed, reflecting a rate of 4 per 1,000 employees, the same rate as in 2001; 983 new cases of TB were treated in 2002, a rate of 23 per 1,000 employees, also the same rate as in 2001.

     Stricter screening for NIHL, in preparation for a new compensation rule requiring base-lining of all employees, has meant an increase in the NIHL rates, which are now expected to fall off. No increase in liability is anticipated.

     Results of efforts made by AngloGold to silencing all machine drills and over 88% of noisy fans over the past three years will soon become evident in NIHL results as ambient noise levels have been significantly reduced.

      AngloGold continues to make advances in the control of underground dust. New and more accurate measuring methods have been introduced; better engineering practices are evident; a more standard approach to respiratory protective equipment has been implemented and employees detected as having very early OLD are moved to lower risk areas.

      TB remains an area of focus in the sphere of occupational health. More effective detection methods are resulting in earlier diagnosis and treatment, which is limiting the onward transmission of the disease.

      HIV is the major factor contributing to increased TB rates in South Africa. It is expected that the HIV Wellness Programme and introduction of anti- retroviral therapy (ART) by AngloGold (see HIV below) will have a positive impact on the TB problem and a project aimed at preventing transmission of TB, through mass prophylaxis, is planned for 2003.

HIV/AIDS
The prevention of HIV/AIDS infections and the compassionate care of those afflicted with the disease remains a priority for the South Africa region. AngloGold's core intervention comprises four elements, namely:

SAFETY PERFORMANCE

LTIFR
FIFR
2002
2001
2002
2001
Great Noligwa
11.06
9.61
0.47
0.19
Kopanang
12.91
11.12
0.22
0
Tau Lekoa
17.94
13.53
0.51
0.37
Ergo
1.53
3.86
0
0.20
TauTona
7.67
12.22
0.08
0.16
Savuka
17.12
21.00
1.24
1.06
Mponeng
10.91
13.77
0.47
0.47
Moab Khotsong
6.82
4.65
0.19
0.17
SAFETY STATISTICS

2002
2001
2000
1999
1998
FIFR
0.34
0.28
0.24
0.38
0.41
LTIFR
9.98
11.58
11.98
14.35
15.18
The South African operations performed
creditably in the year under review, despite a
slow start. If the Free State operations are
excluded from last year's production numbers,
production for the South Africa region
decreased by 1%.
ANGLO GOLD LIMITED ANNUAL REPORT 2002
24

     *  Prevention, that is, restricting the spread of the disease through education, the provision of condoms and the effective treatment of sexually transmitted infections, is a key component of the programme. Some 1,082 employees participated in AngloGold's Voluntary Counselling and Testing programme during 2002, which is an improvement on the previous year and a significant achievement, considering the stigma associated with the disease.

     *  Care for employees infected with the virus through comprehensive hospital benefits and the company's Wellness Clinics, where patients receive preventive treatment against opportunistic infections and where an ART trial project was recently introduced.

    *  Support for those employees no longer able to fulfil their role in the company is provided through a compassionate ill-health retirement programme linked to home-based care programmes that AngloGold funds in labour-sending or near-mine communities.

   *  Fundamental research into the disease and its treatment, funded by AngloGold and conducted through Aurum Health, a wholly-owned subsidiary of Anglogold Health Service. Best practice interventions identified and developed by Aurum guide the company's medical strategy.

   * AngloGold's AIDS strategy, which determines and guides these interventions, is a collaborative joint effort that has been defined in the agreement signed by the company and all five of its unions in July 2002.

    * A noteworthy programme development was the introduction of ART, which was announced in August 2002. This is being implemented for employees who are medically eligible for the treatment and are willing to participate in the project. The first phase of this project aims to develop an understanding of and find solutions to the challenges inherent in the provision of ART in the gold mining industry. The project will identify the operational requirements of providing ART, particularly around supporting patient adherence to the drug regimen, and making the provision of ART a part of primary rather than specialist healthcare to make it accessible in the volumes required. Included in this will be the monitoring of patients' capacity to carry out their duties in underground working conditions, and of drug sensitivity. Some 200 employees have been invited to participate in the initial programme before roll-out to all eligible employees in April 2003, for which the company has budgeted $1.5m.

     Because HIV/AIDS is not a notifiable disease, no reliable data exists on prevalence levels. However, based on available information it is estimated some 30% of AngloGold's South African workforce is HIV-positive and some 3,000 current employees have developed advanced AIDS, making them eligible for ART. Some 1,500 employees are currently participating in AngloGold's Wellness programme. Some 600 employees left the company as part of the ill-health retirement programme during the year, alternative employment was found for 87 employees and 300 employees died in service during the year, largely as a consequence of AIDS-related conditions.

Performance
The South African operations performed well for the year under review, despite a slow start at the beginning of the year and significant seismic events at Great Noligwa mine. Overall gold production declined by 27% to 3,412,000oz, a result of the once-off decrease of 1,232,000oz (26% on last year) attributable to the sale of the Free State assets. If the Free State operations are excluded from last year's production numbers, production decreased by 1% due to the drop in production at Ergo. Total cash costs decreased by 14% to $158/oz, and even in Rand terms were well controlled to a 6% increase to R53,146/kg. This was despite an inflation rate of approximately 12% during the year. Productivity, in terms of the two main indices used namely g/TEC and m /TEC improved by 8% to 223 and 4% to 4.58, respectively.
2

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Joan de Jong, CEO of Hospice, North West,
with little Teboga Malangane, at the day care
centre for HIV/AIDS children. AngloGold
supports this invaluable facility in the
Klerksdorp area.
Consequently, operating profit excluding unrealised non-hedge derivatives, rose by 15% to $390m (R4.1bn).
VAAL RIVER
GREAT NOLIGWA

Volume mined decreased for the year, while grades declined by some 11% to 11.02g/t as a result of a change in the mining plan following several seismic events. The cumulative effects of these damaging seismic events during the second quarter continued to be felt into the third and fourth quarters, as a result of a lack of available production mining faces. At the same time, steps to further improve workplace safety were taken and changes were made to the mining plan which resulted in a temporary slowdown in mining production. Consequently, gold production decreased by 12% to 880,000oz (27,380kg). Total cash costs rose by 2% to $124/oz, largely as a result of the decrease in gold production and costs incurred following the seismic events. In Rand terms, cash costs increased by 26% to R41,658/kg. Operating profit, excluding unrealised non-hedge derivatives, at $141m (R1,487m) was 4% lower than the previous year.

     In terms of outlook, production is expected to increase to 954,000oz or 29,685kg during 2003, at a total cash cost of $154/oz (R44,459/kg) as grades continue to decline. Capital expenditure during 2003, for the refurbishment of infrastructure and the No 8 plant mill, is likely to be in the region of $22.8m or R205m.
KOPANANG

Gold production increased by 3% to 511,000oz or 15,874kg, mainly as a result of increased volumes mined through improved labour efficiencies. Total cash costs reduced by 7% to $165/oz in Dollar terms; however, in Rand terms, cash costs increased by 14% to R55,001/kg, mainly as a result of increased cementatious support for safety reasons and lower by-product contributions from the lower exchange rate. Operating profit, excluding unrealised non-hedge derivatives, increased by 33% to $56m (R591m).

     For 2003, production is expected to increase to 512,000oz or 15,926kg, at a total cash cost of $220/oz (R63,741/kg), predominantly from higher volumes mined. For the year ahead, capital expenditure on infrastructure refurbish- ment, expansion development and hostel upgrades is planned at $13m or R119m.
REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Great Noligwa 36%
TauTona 25%
Kopanang 14%
Mponeng 8%
Tau Lekoa 6%
Ergo 5%
Savuka 2% Surface operations 4%
Contribution of South African operations
to the region's EBITDA (%)
Great Noligwa 26%
TauTona 19%
Kopanang 15%
Mponeng 13%
Tau Lekoa 9%
Ergo 8%
Savuka 7%
Surface operations 3%
Three mines, Great Noligwa, TauTona and Kopanang, make up 60%
of the South Africa region's production.
25
CASH COSTS

Forecast 2003
2002
2001
2000
1999
R/kg
60,515
53,146
50,065
48,395
44,598
$/oz
209
158
184
218
227
TOTAL CASH COSTS PER OPERATION

R/kg
$/oz
2002
2001         2002
2001
Great Noligwa
41,658
33,068
124
122
Kopanang
55,001
48,121
165
178
Tau Lekoa
64,234
55,545
192
203
TauTona
44,465
42,347
132
154
Savuka
82,111
68,209
245
248
Mponeng
59,504
61,221
178
223
Ergo
61,810
58,884
184
215
CAPITAL EXPENDITURE

Forecast 2003
2002
2001
2000
1999
Rm
1,659
1,150
875
1,047
922
$m
185
105
101
145
151
Contribution of South African operations (oz)
to the region's production
26
REVIEW OF OPERATIONS
TAU LEKOA

Volumes mined at Tau Lekoa rose by 6%, while grades improved by 1% to 4.45g/t. Gold production increased by 9% to 311,000oz or 9,675kg. In Dollar terms, total cash costs declined by 6% to $192/oz, while in Rand terms total cash costs increased by 16% to R64,234/kg. This was primarily as a result of increased volumes mined, increased labour building up to a higher volume platform and lower contribution from by-products.

     Gold production should increase to 319,000oz (9,926kg) in 2003, while total cash costs are expected to rise to $244/oz (R70,689/kg) mainly through higher volumes mined, lower grade and inflation. Tau Lekoa anticipates capital expenditure of about $8m or R71m during 2003, on technology projects, expansionary projects (Goedgenoeg and Weltevreden) and infrastructural refurbishment.

WEST WITS
TAU TONA
TauTona continued with its strong performance during the year, with gold production rising by 3% to 643,000oz, or 19,997kg. Total cash costs decreased to $132/oz. In Rand terms, however, this reflected an increase of 5% to R44,465/kg.

     For 2003, gold production is expected to decrease to 623,000oz or 19,362kg, at a total cash cost of $168/oz (R48,677/kg) mainly from lower gold production and inflationary pressures. During the year ahead, capital expenditure on infra-structure refurbishment and expansion projects is likely to be in the region of $22m, or R198m.
SAVUKA

Increased seismicity in the VCR had a negative impact on the volumes mined at the beginning of the year, although improvements in the rate of face advance countered this to some extent. After having mined a pillar in the first half of the year, the grade dropped on the depletion of the pillar, resulting in an average yield of 7.07g/t, similar to the previous year. Consequently, gold produced decreased by 2% to 236,000oz or 7,331kg, at a total cash cost of $245/oz. In Rand terms, total cash costs increased by 20% to R82,111/kg as a result of the accelerated development plan to match the new LOM profiles.

     Looking forward, production is expected to decrease to 235,000oz or 7,299kg in 2003, while total cash costs should rise to $330/oz (R95,531/kg) following the higher volumes mined and increased development planned. The higher volumes mined planned for 2003 are to counter the 23% drop in recovered grade. Capital expenditure on expansion projects and infrastructure refurbishment is expected to be in the region of $10m or R94m. Savuka has strategic synergies with TauTona.

MPONENG
Performance at Mponeng improved significantly during the year, with volumes mined increasing by 21% and yields rose to 8.63g/t. Although newly equipped raise lines had an impact on costs during the year, the flexibility afforded by these had a favourable impact on production from mid-year. As a result, gold production increased by 27% to 466,000oz or 14,498kg. Total cash costs decreased by 20% to $178/oz; in Rand terms, total cash costs decreased by 3% to R59,504/kg.

     Gold production is expected to decrease to 401,000oz or 12,476kg in 2003, while total cash costs should increase to $244/oz (R70,681/kg) from the cost of the increased development plan and lower gold production. In 2003, capital expenditure is expected to be in the region of $46m (R413m) for expansion and shaft deepening, ore reserves development and infrastructure upgrades.
ERGO
As anticipated, gold production decreased by 20% to 264,000oz, or 8,215kg, following the closure of the Daggafontein plant in December 2001. During the year, the operation was affected by higher- than-expected rainfall, environmental clean-up activities and power failures. The effects were offset by improved headgrades and increased metallurgical efficiency. Total cash costs decreased by 15% to $184/oz. In Rand terms, total cash costs increased by 5% to R61,810/kg.

     Production is expected to decrease to 215,000oz or 6,692kg in 2003 as a result of a declining headgrade. The 20% lower grade and constant volumes should result in a rise in total cash costs to $285/oz (R82,602/kg). Ergo's closure is scheduled for early 2005. Planning has started with the establishment of a closure
Moab Khotsong
The largest project under development in the
South Africa region is the Moab Khotsong
mine, located in the Vaal River area.
Production is scheduled to commence in late
2003 , with full production expected in 2006.
The mine will add 4.5Moz to the region's
production to 2015, at an average cash
cost of $129/oz.
ANGLO GOLD LIMITED ANNUAL REPORT 2002

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

project team. The project scope includes rehabilitation, social aspects and other liabilities associated with the closure of the operation.

Growth
Three major growth projects are currently in progress in South Africa at Mponeng, TauTona and Moab Khotsong at a total capital cost of approximately R5.6bn ($649.7m at current year's closing exchange rate).

MPONENG SHAFT DEEPENING PROJECT

Good progress has been made during the year with the Mponeng Shaft Deepening Project. The project involves the development of ore reserves from the Ventersdorp Contact Reef (VCR) on 113, 116 and 120 levels at Mponeng mine (ranging from 3,172m to 3,372m below surface). The project will add some 2.8Moz to production and extend the LOM by five years to 2012. Total capex for the project is R1.3bn ($159.3m at current year's closing exchange rate) with some R318.7m remaining ($37.2m at current year's closing exchange rate). Average project cash costs over the LOM should be in the region of R55,200/kg ($180/oz at current year's closing exchange rate). In-circle development is in progress and will be completed by February 2003.

     Access development on 113 level has been completed and permanent equipping began in January 2003. At 116 and 120 levels, access development is scheduled for completion in May 2003.

ADDITIONAL OPPORTUNITIES IN SOUTH AFRICA

Additional gold
Production
Mine
Project
production
start-up
Moab Khotsong
Phase 2: below 101 level
4.4Moz
2012
Mponeng
Lower grade VCR and CLR
3.1Moz
2014
TauTona
CLR 120-125 level and 116 level (east of Bank Dyke)
1.6Moz
2006
Mponeng
VCR: 120 125 level
1.3Moz
2007
TauTona
VCR shaft pillar and 66 level
0.3Moz
2005
Tau Lekoa
Above 900 level
0.2Moz
2006

Great Noligwa

Great Noligwa mine contributed 26% to the South Africa region's production. This was despite several major seismic events at the mine during the year. The underground locomotive seen here is known as "Big Momma". Its introduction is part of the mine's Hypermine project.

28
REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
TAU TONA EXTENSION PROJECT

This project has two areas of focus, namely accessing and mining part of the shaft pillar, and accessing and mining an area east of the Bank Dyke (previously part of the Mponeng mine plan). The project will add 2.7Moz to the mine, at a total capital cost of R432m ($50.4m at current year's closing exchange rate); of this some R160.1m ($18.7m at current year's closing exchange rate) has already been spent. LOM has been extended by six years to 2013, with average project cash costs expected to be in the order of R55,500/kg ($180/oz at current year's closing exchange rate).

     Development to access the CLR and area east of the Bank Dyke is on target, while rehabilitation of the haulages continues. The drilling programme from various levels is in progress.
MOAB KHOTSONG MINE

The largest of the current South African projects is the development of the Moab Khotsong mine, located in the Vaal River area. The project comprises the sinking of a new shaft to 3,130m below surface (101 level) to access the Moab lease area, a 136-tonne reserve. The shaft system will have a capacity to hoist about 150,000t/month. Production is scheduled to commence in the last quarter of 2003, with full production of 360,000oz, or 11,215kg per annum, expected by 2006. The mine will add 4.5Moz to this region's production to 2015, with an average cash cost of R39,600/kg ($129/oz at current year's closing exchange rate). Total capex for the project is R3.8bn ($440m at current year's closing exchange rate), of which some R2.8bn ($335m at current year's closing exchange rate) has already been spent. Development of this mine, which began in 1991, is on schedule.

     The Main shaft extension was commissioned to a depth of 3,130m in June 2002. Permanent equipping of the RV shaft is 70% complete with commissioning scheduled for March 2003. Access development has progressed to a point where the crosscut is in position and the first raiseline is being established.
ADDITIONAL OPPORTUNITIES

In addition, a higher gold price has contributed a further 11Moz of gold to reserves, resulting in the possible development of six deeplevel mining projects currently under evaluation.
Sustainable development
Since the South Africa region employs by far the most people, and has the largest number of operations, its community and environmental impact is greater here than anywhere else. The aim of the South Africa region is to create a balance between the impact on the natural and social environments in which it operates while at the same time ensuring that it delivers significant and lasting benefits to employees, their communities and other stakeholders, in partnership with government, international agencies, labour, health and non-governmental organisations. As a result of historical and current socio- economic imperatives, the role played by the company in social issues is significant.

ENVIRONMENT
An amended Environmental Management Programme Report for the West Wits and Vaal River operations was submitted to the Department of Minerals and Energy in November 2002. It is anticipated that feedback will be received on this early in 2003.
(From left to right) A pre-schooler enjoying the outside play area at the Shiloh Marabian Mission Station School in Whittlesea (a Khululeka project); Noncedile
Mozondi, one of the Mabhongo villagers who was given chickens as a part of the Masikhanyise sustainable development project. Coleth du Plessis and her pupils in the new cookery centre at the North West Secondary School for the deaf in Leeudoringstad. All these projects were supported by the AngloGold Fund.
REVIEW OF OPERATIONS
29
ANGLO GOLD LIMITED ANNUAL REPORT 2002

     Water usage and management remains a key area of focus. Water balances were updated and redesigned to ensure a more user-friendly and comprehensive system. Water monitoring programmes and procedures for ground and surface water were developed and implemented at the Vaal River and West Wits operations and a quarterly reporting and analysis system was rolled out across the region. Geotechnical assessment of rock dumps and tailings storage facilities, indicating pollution potential and associated time periods, were completed. This is the first time such an assessment has been undertaken in the South African gold mining industry. The main focus for 2003 will be the reduction in potable water usage and the treatment of mine water to reduce the contamination potential on water resources.

     During 2002, the region committed itself to the development of a web-based electronic Environmental Management System. The system is based on ISO14000 principles. The first of four phases, involving policy development and planning, was completed in 2002.

     Also during 2002, the region's Environmental Incident Review system was further refined, with the emphasis placed on implementation within the operations.

     AngloGold is currently funding a study being undertaken by the genetics department of the University of Pretoria into the yellowfish population of the Vaal River. This study will develop genetic fingerprints of two particular species to assist in the formulation of fisheries management regulations. Both the Vaal River and West Wits operations are part of the greater Vaal River catchment area.

     Good progress was made with rehabilitation trials at the Ergo Daggafontein tailings dam. The dam was decommissioned in
December 2001 and will be rehabilitated to environmental closure in terms of the Minerals Act.
SOCIAL INVESTMENT

In South Africa, the company's corporate social investment initiatives are directed by the AngloGold Fund and Education Trust. During 2002, some $1.5m (R15.6m) was committed to a range of initiatives, both large and small.
     The primary areas of investment remain education, welfare and development, community health, health projects related to HIV/AIDS, and skills and entrepreneurial development. Although the Fund supports projects which have a national impact, the focus is on those regions and communities in which the company operates or has a major impact. For example, during the year, some 35% of funding went to the Eastern Cape, an area from which the company traditionally draws much of its workforce.

   Some of the major projects currently in progress include:
   * Klerksdorp Methodist Primary School is one of the few English-medium primary schools in one of AngloGold's key operational areas. The school's intake has grown exponentially over the past few years, to the point where new learners had to be turned away due to the lack of space. AngloGold's donation of $118,000 will enable a block of five classrooms to be added to the complex.
    * The Boyden Observatory is home to the second largest optical telescope in Africa. The observatory, part of the University of the Free State's Science Block, recently initiated a project to upgrade its facilities to make them more relevant to the school curriculum and accessible to previously disadvantaged communities in the area. The long-term aim is to foster greater interest in the study of science, engineering and technology.

(From left to right) A Grade 6 pupil doing his homework in the aftercare centre at the Methodist Primary School in Klerksdorp; Ayanda Matha a pre-grade pupil enjoying the playground equipment that AngloGold sponsored for the Winterberg School Trust, Tarkastad; Elisabeth Ganakgomo preparing a quilted bedspread that will be sold to raise funds for the Mohau AIDS centre.

     *  Goldfields Hospice in the Free State has received a grant of $15,000. This valuable facility provides extensive community- based homecare for terminally ill patients in the Welkom area in the Free State.

     *  Siphumezulwazi Secondary School in Alice in the Eastern Cape has been awarded grant from the AngloGold Fund for the construction of five classrooms, a store room, an office and ablution facilities.

     *  The National Association of Childcare Workers in the

Eastern Cape was awarded $27,500 for the Isibindi project in Cala, in the Eastern Cape. The project provides accredited training, support and development for child and youth care workers and is aimed at assisting children and youths who have been placed at risk as a result of abuse, HIV/AIDS or criminal involvement.

     *  Khululeka Community Education Development Centre in Queenstown, Eastern Cape, is another project that was supported during the year. A $25,000 grant to this leading early childhood development centre will enable a comprehensive training programme to be developed to empower other early childhood development practitioners with skills, resources and values to provide quality education and care for young children. The materials developed by Khululeka are already used by many other non-governmental organisations (NGOs) who do not have the resources or infrastructure to develop their own materials.

     *  The African Medical Mission in the Eastern Cape received a grant of $27,000. The hospital which is situated in the town of Bedford, caters for a third of the people in the province many of whom live in rural areas and cannot afford alternative medical facilities and care.

     *  Carletonville Technical College was awarded some $23,000 to purchase computers for an engineering laboratory. The college is one of only six technical colleges in the country offering mining-related subjects and the only facility offering surface and hard-rock courses. Improved facilities will better equip locals with the knowledge, resources and skills to be employed by mines in the surrounding areas.

     *  Another project which received support is the St Bernard's

Hospice in the Eastern Cape. One of the best managed hospices in the region, St Bernard's provides a safe haven for terminally ill patients. A grant of $25,000 has assisted this organisation in improving and extending its homecare programme and to extend specialist care to patients, many of whom suffer from HIV/AIDS.

     *  The AngloGold Fund also awarded a grant of $20,000 to

the Triest Training Centre in North West Province. The centre provides care, rehabilitation and the integration of intellectually handicapped people into mainstream society.

     The Morifi Community Secondary School was opened in September 2002. The school, granted R2.5m from the AngloGold Fund and situated in rural Lesotho not far from Mohale's Hoek, is the first in the area to cater for pupils in the post-primary phase. It was built following extensive consultation and planning with both the community and the Lesotho Ministry of Education. As almost a fifth of employees are from Lesotho, this is in line with the strategy to contribute to those communities from where AngloGold's employees come. The first intake of 160 pupils has been enrolled and there are five teachers on the staff. The number of pupils is expected to increase to 475 within three years.

REVIEW OF OPERATIONS
30
(From left to right) Songo Ndungane and Popama Mokopane, Grade 2 pupils, taking a break from a literacy class, Ginsberg Primary,
King William's Town.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Safety and health

Safety has been an issue of concern in the East and West Africa region during the year, with 45 lost time injuries. One fatal accident occurred at Morila and three fatal accidents at Geita. The main contributing factors were identified and action plans were implemented to address the deficiencies. The LTIFR and the FIFR for the region were 2.93 and 0.26 respectively.

   During the year, Geita maintained its NOSA 4-star rating, while Navachab retained its NOSA 5-star rating.

Malaria

With the ever-present threat of malaria at most of the African operations, prevention and treatment programmes are running effectively at the Malian and Tanzanian operations The focus is on education, malaria vector control, the issuing of mosquito nets and early detection and treatment.

HIV/AIDS

HIV/AIDS programmes have been implemented in the region with the

Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
WHO OWNS AND MANAGES THE OPERATIONS

Operation
Country
Partners
Stake
Management
Morila
Mali
AngloGold
40%
AngloGold
Randgold Resources
40%
Government of Mali
20%
Geita
Tanzania
AngloGold
50%
Joint management
Ashanti Goldfields Company        50%
Sadiola
Mali
AngloGold
38%
AngloGold
IAMGOLD
38%
Government of Mali
18%
International Finance
Corporation (IFC)
6%
Navachab
Namibia

100%
AngloGold
Yatela
Mali
AngloGold
40%
AngloGold
IAMGOLD
40%
Government of Mali
20%
Key statistics
2002
2001
Tonnes treated (Mt)
(attributable)
8.0
7.3
Average grade (g/t)
4.22
3.71
Gold production (000 oz)
(attributable)
1,085
868
Total cash cost $/oz
126
129
Number of employees*  2,275
1,600
Efficiencies (g/TEC)
1,855
1,884
Capex ($m)
(attributable)
27
34
* Including contractors
East and
West Africa
AngloGold's operations in East and West Africa
The East and West Africa region (formerly known as the Africa region) comprises five operations, located in three African countries other than South Africa. These are the Yatela, Sadiola and Morila mines in Mali, the Navachab mine in Namibia and the Geita mine in Tanzania.
SAFETY PERFORMANCE

LTIFR
FIFR
2002
2001
2002
2001
Morila
6.27
1.68
0.33
0.00
Geita
2.11
0.65
0.49
0.00
Sadiola
1.54
0.00
0.00
0.00
Navachab
3.05
2.98
0.00
0.00
Yatela
2.07
2.52
0.00
0.00

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

primary focus on prevention through education and awareness. At all operations, education programmes have been conducted in the local communities and throughout the workforce. Peer educators have been identified and have received professional training. Partnerships have been formed with NGOs and other stakeholders in the local communities. Awareness programmes and condom distribution initiatives are ongoing.

Performance and outlook
Overall, the East and West Africa region delivered an excellent performance for the year and produced over a million attributable ounces for the first time, largely owing to the exceptional high- grade ore at Morila. Attributable production increased by 25% to 1,085,000oz, while total cash costs decreased by 2% to $126/oz. Operating profit, excluding unrealised non-hedge derivatives, increased to $129m.

MORILA

Gold production at Morila increased by 67% to 421,000oz, largely as a result of the interception of exceptionally high-grade zones of ore during July to October. The average recovered grade for the year rose by 74% to 11.96g/t. As a result, total cash costs for the year improved by 28% to $74/oz and operating profit, excluding unrealised non-hedge derivatives, rose by 190% to $70m.

       Attributable production at Morila should decrease by 19% to 343,000oz for 2003, while total cash costs will be $93/oz with the return to average mine grades. Drilling to identify other possible high- grade zones is underway. Capital expenditure of $4m is anticipated in 2003.

GEITA

Geita experienced another good year. Production rose by 6% to 290,000oz, despite a 2% decline in the average grade for the year to 3.62g/t. Total cash costs increased by 19% to $175/oz, as a result of increased stripping requirements, increased mining from the Kukuluma pit, and greater distances to the Geita plant. Operating profit, excluding unrealised non-hedge derivatives, fell by 20% to $20m.

       During the second quarter, Geita successfully concluded its 90-day project completion testing, as required by loan covenants, resulting in the release of the AngloGold loan guarantees.

       Approval was granted for the first phase of the Geita expansion project during the first quarter of the year. This followed encouraging results from exploration drilling in the Nyankanga pit, which increased the total remaining ore reserve to 33.5Mt. To realise the full potential of this increased reserve, plant throughput is being raised from 4.5Mtpa to 6Mtpa in two phases over the next two years. By year-end, Phase 1 of this project increasing throughput to 5.6Mtpa had been completed and commissioned.

      During 2003, attributable production should increase by 17% to 339,000oz. Total cash costs should increase by 1% to $176/oz. Capital expenditure of $12m is planned in 2003.

SADIOLA

Tonnage throughput at Sadiola was adversely affected by mineral sizer downtime in the first quarter, the low availability of high-grade oxide ore during the year and problems with the treatment of higher-grade soft sulphide ore. This resulted in a 5% decrease in the average recovered grade for the year to 2.96g/t. Consequently, gold production of 182,000oz was 10% lower than the previous year. Total cash costs increased by 25% to $163/oz as a result of the lower production and treatment of sulphide ores. Operating profit, excluding unrealised non-hedge derivatives, decreased by 42% to $12m.

       The plant conversion project to improve gold recovery from the treatment of soft sulphide ore was completed on schedule by the end of February 2002. High cyanide values in the final residue prevented the treatment of soft sulphide ore, which required high cyanide addition to maintain acceptable recoveries. A cyanide destruction plant was designed and commissioned in the third quarter and

Expansion at Geita
The first phase of the Geita gold plant
expansion was approved during the first
quarter following encouraging results from
exploration in the Nyankanga pit, which
increased the total remaining reserve to
33.5Mt. Plant throughput is being increased
from 4.5Mtpa to 6Mtpa in two phases.
Phase 1, which was completed in
December 2002, involved the installation of
secondary crushers and modification to the
ball mill to cater for the increased throughput,
raising the treatment rate to 5.6Mtpa at a
capital cost of $3m.
34
REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
was fully operational at year-end. The system will be fully optimised by the end of January 2003.
     The final instalment on the project finance loans for the development of Sadiola was paid during the second quarter. The total repayments for the five-year period of the facility amounted to $288m.

   During the year ahead, attributable production at Sadiola should decrease by 7% to 169,000oz, while total cash costs will increase by 18% to $193/oz due to increased reagent costs to treat sulphide ore. Capital expenditure of $2m is planned for 2003.

NAVACHAB

Navachab continued to exceed production targets in 2002, although gold production was 2% lower at 85,000oz, mainly due to a 5% decrease in recovered grades to 1.93g/t for the year. Total cash costs declined by 10% to $147/oz. Operating profit, excluding unrealised non-hedge derivatives, increased by 41% to $12m.
   A decision to proceed with a pushback towards the east to extend the LOM by eight years to 2013 was taken by the AngloGold board in July 2002. An early application for the renewal of the mining licence has been approved. This extends the licence to 2018.

   Looking ahead to 2003, attributable production at Navachab should decrease by 6% to 80,000oz. It is anticipated that total cash costs will increase by 50% to $220/oz as extra stripping will be required at the Eastern Pushback.

   It is expected that capital expenditure will rise by 41% to $4m during the year.

YATELA

This was the first full year of operation at Yatela. Gold production increased by 105% to 107,000oz, while total cash costs increased by 18% to $175/oz, largely as a result of higher maintenance costs on the mineral sizers as a result of harder materials being treated, and increased reagent mainly cement usage. Cement is used for leach pad stability. Operating profit including non- realised hedge derivatives, rose by 114% to $10m.
   During 2003, attributable production is expected to decrease by 8% to 98,000oz. Total cash costs should increase by 14% to $199/oz. Capital expenditure of $3m is planned in 2003.

Growth
As a result of the successful brownfields drilling programme at Geita during the year, the reserve has increased by 21% to 4.7Moz, confirming the company's confidence in the prospectivity of the deposit.
   With the improvements in the gold price, a feasibility study commenced during the first quarter to evaluate the economic viability of a mine expansion project at Navachab.

Sustainable development
AngloGold's aim of ensuring sustainable development is particularly pertinent in Africa where mining operations are frequently located in inaccessible areas, largely untouched by industry and economic development. Sensible mining practices, with the full involvement of local communities and governments, can ensure that long-term benefits accrue to the regions, even after mining has been completed.
Localisation programmes have been implemented at all operations with the main focus on the implementation of tech- nical and managerial training programmes to fast-track the career development of local employees. Artisan training and business skills, safety and metallurgical training are in place at the operations. Progress has been made with at least 60%

35
of supervisory and managerial positions now being held by local employees.
   Sustainable social development strategies have been implemented at all of the operations. At Sadiola and Yatela mines, through the facilitation of water irrigation and the training and education of local farmers, sustainable farming projects are being implemented in the local communities. Similar programmes are being investigated at other operations. As a result of a major drought in the local communities surrounding the Malian operations, borehole drilling operations are taking place to increase the provision of water. These initiatives to establish greater water security through the use of ground water, rather than surface water have cost in the region of $120,000.

   At Sadiola and Yatela mines, the micro-credit programme continued with 98 loans amounting to $70,000 being granted to assist prospective small businesses.

   At Morila, significant contributions (of some $250,000) were made towards the upgrade and maintenance of infra- structure in the communities surrounding operations. Examples include the upgrading of medical clinics, building of roads and bridges, provision of electricity for strategic facilities and the construction of dams.
   Training and education programmes have been initiated by the operations for the local communities covering topics such as HIV/AIDS and sustainable development. A social development trust consisting of mine management, NGOs and local community representatives is in the process of being formed by Morila mine. An initial contribution of $500,000 has been made by the mine to this trust. The main aim of the trust will be to manage the allocation of funds towards sustainable development projects and to monitor the success of these projects.

AngloGold's philosophy of ensuring
sustainable development is particularly
pertinent in Africa where mining operations
are frequently located in inaccessible areas,
largely untouched by industry and economic
development. Sensible mining practices,
with the full involvement of local
government and communities  such
as here at Sadiola in Mali  can ensure that
long-term benefits accrue to the region,
even after mining has been completed.
Navachab continues to exceed production
targets. Looking ahead, a project to extend
the LOM by eight years was approved
by the AngloGold board in July 2002.
REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
AngloGold's operations
in South America
The South America region comprises three
operations, Morro Velho and Serra Grande
(50%) in Brazil and Cerro Vanguardia
(92.5% as of July 2002) in Argentina.
Key statistics
2002
2001
Tonnes treated (Mt)
(attributable)
1.9
1.7
Average grade (g/t)
7.8
7.8
Gold production (oz)
(attributable)
478,000
441,000
Total cash cost ($/oz)
126
134
Number of
employees *
2,660
2,300
Efficiencies (g/TEC)
684
611
Capex ($m)
(attributable)
24
20
* Excludes contractors for the Cuiab
Expansion and contractors for the
implementation phase of Crrego
do Stio mine
South America

Safety and health

Safety performance in the region was good, with the overall LTIFR - at 4.21 - below the Ontario benchmark of 6.5. Regrettably, a fatal accident occurred at

Cerro Vanguardia on 17 July.

Following a complete review of risk management procedures in November 2002, Cerro Vanguardia was re-audited and maintained a NOSA 5-star rating and ISO14001 Certification.

       Serra Grande was audited during the first quarter and gained a 4-star rating. At the end of November, the mine was re- audited and achieved a NOSA 5-star rating the first underground mine in the world to achieve this distinction. The mine was awarded the inaugural Dick Fisher Safety Award, for the best performance across AngloGold's operations, based on year-on-year safety improvements.

       Morro Velho was also audited in the first quarter and was awarded a NOSA 3-star rating. A re-audit will take place in the first quarter of 2003.

Performance and outlook

Attributable production in the South America region increased to 478,000oz, principally as a result of the acquisition of an additional 46.25% stake in Cerro Vanguardia in July 2002. Total cash costs decreased by 6% to $126/oz as a result of improved cost management, higher by- product credits and the effects of the devaluation of the Real and Peso. Attributable operating profit, excluding unrealised non-hedge derivatives, rose by 26% to $68m, primarily as more gold was sold at a higher gold price with lower cash costs.

MORRO VELHO

Production declined marginally to 205,000oz because of lower tonnages treated. This was exacerbated by rock mechanic problems experienced at Cuiab mine in the first quarter, which have since been resolved. Total cash costs increased by 3% to $131/oz. Operating profit, excluding unrealised non-hedge derivatives, was kept stable at $29m. Looking to 2003, production is expected

ANGLOGOLD'S OPERATIONS IN SOUTH AMERICA

Operation
Country
Partners
Stake
Management
Morro
Brazil
-
100%
AngloGold
Velho
Serra
Brazil
AngloGold
50%
AngloGold
Grande
TVX Gold inc
50%
Cerro
Argentina
AngloGold
92.5%
AngloGold
Vanguardia
Formicruz, Santa
7.5%
Cruz Province
SAFETY PERFORMANCE

LTIFR
FIFR
2002
2001
2002
2001
Morro Velho
5.73
9.07
0.00
0.58
Serra Grande
0.70
6.42
0.00
0.00
Cerro Vanguardia
3.72
7.54
0.93
0.00
REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

to increase to 218,000oz, at a total cash cost of $106/oz. Capital expenditure for the year amounted to $17m and will increase to $28m during 2003.

SERRA GRANDE

Attributable production decreased by 3% to 94,000oz as a result of a 3% fall in grade owing to a depletion of the sulphide orebodies. Total cash costs decreased by 7% to $100/oz mainly due to the devaluation of the Real. Attributable operating profit, excluding unrealised non-hedge derivatives, increased by 1% to $17m.

       Production is expected to decrease to 90,000oz in 2003, at a total cash cost of $90/oz. Capital expenditure for the year amounted to $3m, and will increase to $4m during 2003.

CERRO VANGUARDIA

Attributable gold production rose by 32% to 179,000oz principally as a result of the acquisition of an additional 46.25% stake from Prez Companc in July 2002. Excluding the additional production arising from the acquisition, production declined by 11% as a result of water entering the pits and combining with clay in the ore feed to the plant, causing production delays in the third quarter, which are still being addressed.

       Total cash costs decreased by 22% to $104/oz as a result of better cost management and the Peso devaluation,

while attributable operating profit, excluding unrealised non-hedge derivatives, increased 85% to $27m, as a result of AngloGold's additional interests in Cerro Vanguardia, lower cash costs and the higher gold price received.

       In 2003, production should rise to 246,000oz, at a total cash cost of $110/oz. Capital expenditure for the year amounted to $2m, and will increase to $6m during 2003.

Growth

The pre-feasibility study for the Cuiab Expansion Project was completed in 2002. The project envisages expanding production from 2,300tpd to 4,000tpd, yielding an additional 180,000oz/year of production at an estimated capital cost of some $93m. The feasibility study for the project will be completed during 2003 and, should approval be received, is scheduled for implementation in September 2004. Full production capacity would be reached in 2006.

       Pre-feasibility studies to expand Cerro Vanguardia's ore treatment plant throughput to 1.2Mtpa and underground mining to produce 300,000tpa were both started in 2002. The increase in production is forecast at 75,000oz per year at an estimated capital expenditure of $13m. Implementation of these projects will be carried out from August 2003 to August 2004 and full production is expected in 2005.

    The pre-feasibility study of the Lamego Project, which envisages the exploitation of 6.3Mt of resources at 5.96g/t, is due to start in 2003. Production is forecast to be 45,000oz per year for 10 years, with capital expenditure of $14m.

     Opening of the access ramp to confirm resources of 600,000t at 10.78g/t of sulphide ore at Crrego do Stio began in 2002. The pre-feasibility study to treat the sulphide ore will start in 2003 at an estimated capital expenditure of $13m. The project will produce 55,000oz/year.

     Exploration work continues at Serra Grande, with the aim of increasing reserves. During 2002, aerial geophysical work was undertaken and studies to verify geophysical anomalies were conducted. During 2003, it is expected that the investigation of such anomalies is expected to intensify.

Sustainable development
Environmental and social issues continue to receive attention.

Ongoing environmental work at Morro Velho includes a stepped-up waste collection and recycling campaign during the year, significantly reducing the amount of waste generated by the company. This programme has been bolstered by an extensive communications network to instil further awareness of the campaign.

Mayra Rodrigues Nunes (left), a
monitor at the Harry
Oppenheimer Environmental
Centre, hands seedlings to children
from the Nova Lima day care
centre. Both these centres are
examples of AngloGold's social
investment initiatives aimed at the
communities surrounding its
operations.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

     In Raposos, Morro Velho has revitalised a dressmakers' cooperative by providing both financial and administrative support. Raposos, a mining town, was founded more than 300 years ago around one of the Morro Velho operations which has since closed.

     Various donations amounting to $1.2m were made by the company to a number of projects. As an example of working in partnership with local municipalities, communities and other institutions, Morro Velho recently contributed towards the establishment of the Reference Centre for Pneumology. The Centre provides free services for the diagnosis and treatment of silicosis and associated diseases. The Centre has its own team of specialist physicians including ancillary services such as social work, physical therapy and pharmacies.

     A project that has been dubbed "the second gold yield" will see the valuable real estate owned by Morro Velho in and around Nova Lima being used to provide much-needed green areas as a very important backdrop to the growing urban landscape. Discussions are being held with key authorities in the region to ensure appropriate best practice use into the future. Also in the Nova Lima area, an educational campaign has been developed to inform communities about safe water usage.

     To increase awareness of such green issues, the Harry Oppenheimer Centre for Environmental Education continued with its efforts during the year, while at the same time providing a recreational centre. The Centre had some 9,000 visitors during the year and about 600 company employees participated in courses and workshops looking at environmental programmes and technology implemented by the company.

Another environmental project, established by Serra Grande 18 months ago, the Ecological Preservation Centre, received visits from more than 400 people from the community of Crixs during the year. Students and teachers, as well as other community leaders, participated in the environmental awareness courses developed by the Centre.

A survey of the small community of Rio Acima, home to the Engenho d'gua mine, near Morro Velho, indicated that, although most community members were positive about the development, some aspects of concern were raised such as dust and traffic control. This was then addressed by the company by watering the roads and further training of operators.

The Crrego do Stio mine, located in Santa Brbara, was granted a renewal of its operating permit in 2002, which is now valid until July 2007. Good progress was made with environmental rehabilitation on the mine with about 163 hectares having been replanted up to December 2002.

An agreement was reached with the National University of Southern Patagonia for the monitoring of the flora, fauna and soil of the region in which the Cerro Vanguardia mine is situated. The aim is to ensure the preservation of animal and plant species, in addition to maintaining water and soil quality.

Cerro Vanguardia received both the
ISO14001 and NOSA 5-star status,
becoming the only mine in the
world to have achieved these two
accreditations simultaneously.

Safety and health
Safety performance continued at the exceptionally high levels that have become the norm at the North American operations. The overall LTIFR was 4.95, which compares favourably with the Ontario benchmark. Jerritt Canyon's Smith mine was once again recognised by the Nevada Mining Association as having the lowest reportable injury rates for calendar 2001, while the Murray mine achieved one million man-hours without a lost time injury.

     CC&V was recognised by the Colorado Mining Association for achieving over 728,000 contractor man- hours without a lost time injury during the recent project expansion. CC&V's Safety Supervisor was also recognised by the Colorado Mining Association for his active involvement in this achievement.

Performance and outlook
The year started with some difficulties at the North American operations as severe weather conditions affected Jerritt Canyon, and CC&V experienced ongoing technical problems associated with its valley leach facility. Performance had improved by year-end, however, particularly as major elements of the CC&V expansion project were completed on time and below budget. Production for the year decreased by 7% to 462,000oz, while cash costs rose by 5% to $222/oz. Operating profit, excluding unrealised non-hedge derivatives, decreased by 84% to $3m as a result of these production issues and higher non- cash charges at CC&V.

JERRITT CANYON

A reorganisation of labour in the underground mines resulted in reduced productivity in the first quarter, but the resultant improvements were felt from the second quarter onwards. Attributable production decreased by 16% to 237,000oz, primarily due to lower first quarter mill tonnages, lower grades mined, and completion of the Cortez tolling agreement.

     Total cash costs increased by 12% to $249/oz,
 while operating profit excluding unrealised non-
hedge derivatives, decreased to a loss of $3m.

     On 27 February 2003, it was announced that AngloGold had entered into a purchase and sale agreement with Queenstake Resources USA Inc on its interest in the Jerritt Canyon Joint Venture. In terms of the agreement, Queenstake will pay the Jerritt Canyon Joint Venture $8m on closing, $6m in deferred payments and additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close no later than 31 March 2003.

CC&V Production at CC&V increased by 5% to 225,000oz. Although gold production was negatively affected by technical problems associated with the leach system pH, higher leach solution volumes were processed during the latter part of the year. These factors, combined with the near completion of the bulk of the $195m

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
USA
Jerritt
Canyon
CC&V
WHO OWNS AND MANAGES THE OPERATIONS

Operation
Country
Partners
Stake
Management
Jerritt                   USA
AngloGold
70%
AngloGold
Canyon
Meridian Gold Inc
30%
Cripple
USA
AngloGold
67%
AngloGold
Creek
*100%
& Victor
Golden Cycle Gold Corp
33%
*
Interest in gold produced.
Key statistics
2002
2001
Tonnes treated (Mt)
(attributable)
13.3
12.2
Average grade (g/t)
1.08
1.27
Gold production (oz)
(attributable)
462,000
496,000
Total cash cost ($/oz)
222
211
Number of employees*
910
850
Efficiencies (g/TEC)
1,979
2,273
Capex ($m)
(attributable)
74
93
* Including contractors
North America
AngloGold's operations
in North America
The North America region comprises the
Jerritt Canyon Joint Venture (70%) and the
Cripple Creek & Victor Gold Mining
Company (CC&V) (67% interest, with a
100% interest in gold produced).
SAFETY PERFORMANCE

LTIFR
2002
2001
Jerritt Canyon
5.74
1.17
CC&V
4.36
1.91

expansion in the third quarter, served to enhance operational efficiencies. The expansion project has increased the average annual gold production by 40% and extended the LOM from 2008 to at least 2013, thereby yielding an additional 2.8Moz. Current indications are that the average LOM cash costs will reduce from $227/oz to $176/oz. The new crushing facility was commissioned in July 2002, while additional leach pad and solution handling equipment were brought into production in September and December 2002, respectively.

Total cash costs remained at $187/oz

as higher reagent costs were offset by continued cost-cutting efforts. Mined tonnage and metal production improved towards the latter part of the year as the full benefit of the expansion project was realised.

Operating profit, excluding

unrealised non-hedge derivatives, decreased by 38% to $6m, owing to accelerated depreciation charges on the old crusher assets and higher amortisation charges relating to increased production. For 2003, production is likely to rise to 414,000oz at a total cash cost of $179/oz. Capital expenditure amounted to $66m in 2002, and is expected to be in the region of $25m in 2003.

Growth

Following the completion of the CC&V expansion project in 2002, extensive brownfields drilling is being conducted to further optimise surface mine plans, as well as to assess the potential for future underground operations.

Sustainable development

AngloGold North America endeavours to make a positive contribution to the communities in which the company operates. Projects with potential social, economic or environmental benefits are identified, nominated, evaluated and recommended to management for support.

    Jerritt Canyon spearheaded the development of a voluntary mercury reduction programme with other mining companies, as well as state and federal government agencies. The aim is to reduce mercury air emissions between 2003 and 2005. Jerritt Canyon was a charter member and has implemented controls and other actions to exceed programme requirements.

     Haul road re-contouring, surface mine backfill grading and revegetation,

and site rehabilitation of facilities beyond the requirements of the approved reclamation plan, were undertaken at Jerritt Canyon in 2002.

     Funding in the form of housing and transportation for the Boise State University researchers' goshawk study group was provided again in 2002. Continued support for this research by Jerritt Canyon has resulted in this being the longest continuous study of goshawk in North America.

     The McCaw School of Mines Foundation, the Gold Fever programme, University of Nevada Foundation, scholarships, teachers' programmes, and a myriad other worthwhile educational programmes are supported by Jerritt Canyon.

     CC&V donated $25,000 in 2001 and $25,000 in 2002 to support the construction of a regional medical centre in Teller County.  These donations were used by the Medical  Centre Board to obtain a $250,000 grant  from the State of Colorado for this worthwhile project that will benefit the citizens of Teller County for many years into the future.

   CC&V delivered two bulldozers with operators to assist the US Forest Service in fighting the Hayman Fire during the early summer of 2002. This was the largest fire in Colorado's history. CC&V later made a $10,000 donation for fire rehabilitation. A three-to-one federal matching fund increased this amount to $40,000. CC&V recognised the importance of fire rehabilitation in stabilising the soils and helping to control future flooding and sedimentation.

   CC&V continues to actively support the Vindicator Valley Trail System in co- operation with an independent advisory group referred to as the Southern Teller County Focus Group. The trails, overlooks and structures have become tourist attractions and provide an opportunity to educate the public about historic and modern mining.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Expansion at Cripple Creek
& Victor
The expansion project, completed in 2002
without a single lost time injury, has increased
gold production capacity by 40% and extended
the LOM to 2013.
This 1,218ft long bridge, built to
accommodate the expanded CC&V leach pad,
spans a 250ft drop and cost $18m to build.
The bridge is a co-operative effort between
CC&V and the Colorado Department
of Transportation.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Union Reefs
Sunrise Dam
Key statistics
2002
2001
Tonnes treated (Mt)
(attributable)
6.1
8.0
Average grade (g/t)
2.56
1.97
Gold production (oz)
(attributable)
502,000
508,000
Total cash cost
$/oz
193
194
A$/oz
354
375
Number of employees*
600
700
Efficiencies (g/TEC)
2,437
1,952
Capex (attributable)
$m
31
42
A$m
57
82
* Including contractors
Australia
AngloGold's operations in Australia
The Australia region comprises two operations: Sunrise Dam in Western Australia and Union Reefs in the Northern Territory. Two further operations, Boddington and Tanami, were closed at the end of 2001, with only the residual plant clean-up at Boddington contributing 2,000oz during the year.
Boddington is currently on a care-and-maintenance programme, pending a decision to proceed with the Boddington Expansion Project. The Tanami plant has been leased for third party ore processing.
SAFETY PERFORMANCE*

LTIFR
2002
2001
Sunrise Dam
11.0
11.56
Union Reefs
0.0
5.08
* Based on South African benchmark
definitions

Safety and health
The Australia region (including Union Reefs, Sunrise Dam and Boddington) recorded an LTIFR of 11.22 for the year, down some 17% on the previous year, combined with a 38% decrease in all injuries. The SafeGold initiative, launched by Bobby Godsell at the Australian operations in late 2001, contributed to the improved safety performance. Further safety initiatives will be introduced in 2003.

     Union Reefs was the recipient of the Northern Territory Government's recognition award for resource develop- ment in 2002.

Performance and outlook
Overall, production in the Australia region decreased only marginally (by 1%) to 502,000oz despite the closure of Tanami and Boddington in late 2001. Excellent results were achieved from the remaining operations, particularly at Sunrise Dam, where production increased by 30%. In US Dollar terms, total cash costs decreased by 1% to

$193/oz, or A$354/oz, a decline of 6%. This was a result of an ongoing focus on cost reduction and the impact of the expansion at Sunrise Dam. Operating profit, excluding unrealised non-hedge derivatives, increased by 83% to $33m (A$60m).

SUNRISE DAM

Gold production at Sunrise Dam increased significantly by 30% to 382,000oz as plant throughput rose by 41% to an annual rate of 3.4Mtpa following the capital expansions under- taken the previous year. Total cash costs increased by 15% to $177/oz or by 9% to A$323/oz. After completion of a major cutback at the end of 2001, mining in the new MegaPit reached full capacity in the first half of 2002. A smaller cutback, in the Watu section of the pit, was approved during the year, giving access to additional ore that had been identified for ongoing drilling. Operating profit, excluding unrealised non-hedge derivatives, rose by 57% to $33m (A$61m). Production should remain unchanged at 382,000oz in 2003 at an expected total cash cost of $192/oz (A$326/oz). Capital expenditure was $26m (A$47m) for 2002, and should be of the order of $14m (A$23m) in 2003.

UNION REEFS

Gold production at Union Reefs increased by 4% to 118,000oz, despite disruptions to mining in the main Crosscourse Pit during the wet season at the beginning of the year, and an increased focus on mining smaller, satellite resources. Furthermore, total cash costs fell by 3% to $224/oz or by 8% to A$411/oz, as a result of higher production and tight cost control. As a result, operating profit, excluding unrealised non-hedge derivatives, increased to $3m (A$6m). The mine remains in closure mode, with operations expected to cease in the second half of 2003.

Growth
Very encouraging exploration results were achieved at Sunrise Dam during the year. A decision to proceed with the Boddington Expansion Project is expected

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

by the second half of 2003. AngloGold owns 33.33% of the Boddington Gold Mine, along with Newmont (44.45%) and Newcrest (22.22%). A feasibility study completed in 2000 was based on an operation with a throughput of 25Mtpa, producing an average of 600,000oz of gold and 22,500t of copper per year over a mine life of 15 years. Further work was undertaken by the respective JV partners in the past year to further test the feasibility study, better understand the project risk and identify opportunities for enhancing returns. This work is likely to continue into the second quarter of 2003.

   During 2002, Worlsey Alumina - the previous manager of the project - was replaced by the Boddington Gold Mining Management Company, which is owned by the JV partners in proportion to their interests in the project. Environmental approvals associated with the expansion were received in June 2002 and will remain valid for a period of five years.

Sustainable development
Environmental management and compliance, as well as the promotion of social development in the regions in which the company operates, continued as a matter of priority during the year.

      AngloGold Australia improved its environ-
mental  performance, reducing the number of
 Category 3  incidents

during the year to two compared with eight incidents in 2001. A detailed closure plan for Union Reefs, addressing environmental, stakeholder and community issues, was approved by the Northern Territory Government.

   The company was involved in a number of community development and support initiatives during the year and maintained its commitment to training, employment and business support in indigenous communities. In recognition of its positive contribution to indigenous issues in the Tanami region, the Darwin exploration team received a Community Service Award.

Encouraging exploration results were achieved
at Sunrise Dam, where gold production has
already increased significantly during the year
under review.

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Attributable
Average
tonnes
grade
treated
recovered
(Mt)
(g/t)
2002
2001
2002
2001
Operation
SOUTH AFRICA

Ergo
32.8
41.3
0.25
0.25
Great Noligwa
2.5
2.5
11.02
12.34
Kopanang
2.2
2.1
7.23
7.4
Moab Khotsong *                    -                     -        -              -

Mponeng
1.7
1.5
8.63
7.71
Savuka
1.0
0.9
7.07
7.97
Tau Lekoa
2.2
2.0
4.45
4.42
TauTona
1.7
1.6
11.66
11.94
EAST AND WEST AFRICA

Geita (50%)
2.5
2.3
3.62
3.7
Morila (40%)
1.1
1.1
11.96
6.87
Navachab
1.4
1.3
1.93
2.04
Sadiola (38%)
1.9
2.0
2.96
3.13
Yatela (40%)
1.1
0.5
2.95
3.33
NORTH AMERICA

Cripple Creek &
Victor Joint Venture
12.4
11.3
0.57
0.59
Jerritt Canyon Joint
Venture (70%)
0.9
0.9
7.91
9.41
SOUTH AMERICA

Cerro Vanguardia (92.5%)
0.6
0.4
9.49
10.51
Morro Velho
1.0
1.0
6.71
6.63
Serra Grande (50%)
0.4
0.4
7.84
8.08
AUSTRALIA

Boddington (33.33%)                   -

2.6
 -
0.92
Sunrise Dam
3.4
2.4
3.49
3.81
Union Reefs
2.7
2.6
1.36
1.36
*
Moab Khotsong is a new mine in its development phase. The mine is expected to commence production in 2003.

Operating profit excluding unrealised non-hedge derivatives.
Summary of operations

REVIEW OF OPERATIONS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Attributable
Attributable
gold
Total cash
operating
Attributable
production
costs
profit
EBITDA
(000oz)
($/oz)
($m)
($m)
2002
2001
2002
2001
2002
2001
2002
2001
264
332
184
215
20
16
22
18
880
1,004
124
122
141
147
149
154
511
494
165
178
56
42
63
49
-         -                -                       -        -               -                      -        -

466
366
178
223
30
-
54
18
236
240
245
248
9
4
12
6
311
286
192
203
23
10
32
16
643
622
132
154
98
69
104
75
290
273
175
147
20
25
33
37
421
252
74
103
70
25
99
43
85
87
147
164
12
9
13
10
182
204
163
131
12
21
25
34
107
52
175
149
10
5
15
7
225
214
187
187
6
10
43
32
237
282
249
223
(3)
8
19
26
179
136
104
133
27
14
44
26
205
209
131
127
29
28
41
40
94
96
100
107
17
13
22
19
2
78
-
190
-
5
-
7
382
295
177
153
33
21
51
33
118
114
224
230
3
1
6
5

Independently of its support for the WGC, the company is active in a number of other marketing projects in support of gold, and AngloGold remains the only gold company in the world that has committed this level of resources to marketing the metal it produces.

   Among existing downstream initiatives, the company continues as a partner in GoldAvenue, an Internet collaboration between AngloGold, JP Morgan Chase and Pamp MKS of Geneva. During 2002, GoldAvenue published two new gold jewellery catalogues focused on uniquely designed, high-value gold jewellery aimed at the US market. Both sales and market penetration improved, with further growth anticipated during the year ahead. This business is being developed in association with Vivre, a luxury goods catalogue business operation in which GoldAvenue has taken an equity interest. AngloGold has provided additional support to this venture through product development, sourcing and product selection.

   AngloGold holds a 25% stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream gold value chain. AngloGold and OroAfrica have co- operated in a number of projects including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the centre is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation.

   In the area of design innovation, AngloGold's current Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-winning works are exhibited and used in fashion shows and other events both locally and abroad.

   A gold jewellery design competition in Brazil was launched by AngloGold in 2002, and is the first such competition in that country. The competition generated unprecedented interest, with a high quality of design and craftsmanship. Some 43 finalists contributed towards a collection of 52 pieces of innovative, high quality gold jewellery. Some of these pieces have been acquired for sale in the United States through GoldAvenue.

   The Gold of Africa Museum, inaugurated by AngloGold in 2001 with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998, enjoyed its first full year of operation and has proved to be an attractive museum venue in Cape Town. The museum also serves as a facility for training in the jewellery industry in Cape Town.

   AngloGold and Mintek, South Africa's national metallurgical research organisation, launched Project AuTEK in 2000 to research and develop industrial applications for gold. In May 2002, the project unveiled the first working prototype of a room temperature air purification unit based on a gold catalyst. The new unit is expected to be considerably cheaper to manufacture than designs based on other types of catalysts and could be used in restaurants, hospitals, hotels and office blocks.

     AngloGold remains a key sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani-Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. A new project initiated during the year by Vukani-Ubuntu and funded by AngloGold was the production and marketing of the "Kwaito" jewellery range, strongly associated with South African Kwaito music through the slogan

"Rhythm you can wear". The focus is on affordable gold jewellery that is ready to wear and that can be mass produced by the Atteridgeville project.

     AngloGold undertook two new ventures with gold in the fashion industry abroad. The first was the Afridesia project, involving the sponsorship and creation of a South African clothing and gold jewellery collection at the 2002 New York Fashion Week. This project created a platform for South African designers and craftspeople at this very important forum. It also showed the value of cross fertilisation with the fashion industry for gold jewellery design. In the second important overseas project, AngloGold co-sponsored and participated in the International Herald Tribune Luxury Conference in Paris in December 2002. This participation provided AngloGold with the opportunity to access fashion industry leaders and luxury brand name retailers, and to present a case for the introduction of new gold jewellery branded products to these businesses. Both of these initiatives were well received and have given rise to further opportunities to be pursued in 2003.

     An important feature in many of AngloGold's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold's commitment to adding value to gold extends beyond mining and contributes towards the upliftment of people and the sustainability of communities.

     The challenge for marketing gold today is bigger than it has ever been, given the sharp fall-off in physical demand for gold in the major developing markets resulting from the rise in price and volatility. This market has now been stagnant for well on a decade as gold jewellery has had to compete with other luxury consumer goods. AngloGold will continue its work with the WGC but will continue also to work independently in other areas of the gold market where it can exercise strategic influence.

Marketing
D
uring 2002, AngloGold spent some $17m on gold marketing initiatives, of which 73% was spent through the World Gold Council (WGC). This organisation underwent a major restructuring during the year and has allocated increased resources to support the market for gold investment purposes.
ANGLO GOLD LIMITED ANNUAL REPORT 2002

The Afridesia project,

involving the sponsorship and

creation of a South African clothing and gold jewellery

collection at the 2002 New

York Fashion Week, created a

platform for South African

designers and craftspeople at

this important forum.

Exploration
A
ngloGold's global exploration strategy seeks both to extend the life of existing operations (through brownfields exploration) and to establish new mines (through greenfields exploration). The aim is to provide double-digit returns on investment.
ANGLO GOLD LIMITED ANNUAL REPORT 2002
48
Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Jerritt
Canyon
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Union Reefs
Sunrise Dam
Australia
Alaska
Canada
Peru
Mines
Greenfields exploration areas
Brownfields exploration areas
AngloGold's exploration programme
extends to four continents at a cost
of $51 million during 2002.
Exploration
During 2002, the exploration focus continued in countries where AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. In addition, exploration was pursued in highly prospective areas in Alaska, Canada and Peru.

   Exploration expenditure for the year amounted to $51m, some 63% of which was spent on increasing near and in-mine resources. Exploration expenditure in 2003 will be in the region of $61m.
EXPLORATION EXPENDITURE BY REGION ($m)

Forecast 2003
2002
2001
South Africa
4
1
4
East & West Africa
11
11
7
South America
17
12
11
North America
13
10
7
Australia
13
14
13
Corporate
(includes target generation)
3
3
2
Total
61
51
44

EXPLORATION

ANGLO GOLD LIMITED ANNUAL REPORT 2002
SOUTH AFRICA

Drilling commenced in two surface boreholes at Goedgenoeg to the west of Tau Lekoa to delineate further Ventersdorp Contact reef (VCR) resources. Assay results are expected early in 2003. A surface borehole is also in progress at Moab Extension to confirm predicted structure and grade.
EAST AND WEST AFRICA

At Sadiola in Mali, exploration and remodelling defined additional attributable principally hard sulphide Mineral Resources of 1.8Moz before depletion. In addition, new target areas continue to be defined.

   Oxide exploration focused on extensions between the FE3 and FE4 satellite pits, some 7km south-east of the main Sadiola pit. Mineralisation is open ended to the north and north-west of the FE4 pit. Some encouraging intersections include 70m at 10.7g/t from 86m; 48m at 2.80g/t from 58m and 46m at 2.99g/t gold from 58m. Drilling will continue in 2003.

   The sulphide drilling programme targeting the orebody below the main Sadiola pit continued as planned. Results are largely confirming the expected grades and widths.

   At the nearby Yatela mine, infill drilling of the Alamoutala satellite deposit, situated 13km south-east of the pit, was completed during the year. A new resource model for this deposit was finalised, resulting in an increase in the attributable Mineral Resource by 0.1Moz. Optimisation and detailed planning have commenced and pending the current feasibility study, mining of the deposit is scheduled to commence in July 2003.

   At Morila, diamond drilling to the west of the pit intersected mineralisation up to 250m west of the current ore envelope.

   In southern Mali, geochemical sampling and first phase follow-up RAB (rotary airblast) drilling were completed on the Diele, Kola and Sinsin properties located adjacent to Morila. Further RAB drilling and RC (reverse circulation) drilling is planned at the Kola and Sinsin properties in 2003 to investigate Morila type mineralisation. RAB generated gold anomalies were RC drill tested towards the end of the year on the Kalaka licence situated 50km south of Morila. Assays are pending. A further two licences, Garalo and Banzana, situated approximately 100km south-west of Morila were granted during the year. These properties will be RAB drilled in 2003.

   In Tanzania, the Geita deposit has been geologically modelled as one continuous mineralised trend from Geita Hill to Nyankanga, a strike length of some 5km. Resource definition drilling resulted in an increase in attributable reserves of 0.9Moz and resources of 0.8Moz. Drill intersections include 26m at 4.06g/t and 14m at 14.90g/t. Further drilling is planned in 2003 at Nyankanga East and West, the area between Geita Hill and Lone Cone, at Geita Hill and the north-eastern extension.
      At Navachab in Namibia, drilling concentrated on footwall extensions to the pit. An extensive drilling programme is planned as part of the expansion project during 2003. Resource definition drilling and new resource modelling added 1.9Moz to the resource base at Navachab in 2002.

Plan showing areas drilled in
vicinity of Geita in 2002
together with those planned
for 2003.
Exploration and remodelling defined additional attributable mineral resources as well as new target areas. Section through the Sadiola orebody.

SOUTH AMERICA

Target generation, follow up sampling and mapping in five South American greenfields project areas added several new prospects to the exploration portfolio in the region. Three prospects were drilled in Peru with first stage diamond and RC drilling completed at the La Rescatada project in southern Peru. Additional drilling is scheduled to commence in February 2003 and is designed to confirm the continuity and extent of mineralisation, culminating in resource definition drilling.

   In Brazil exploration continued to focus on near-mine resource generation at Serra Grande and Morro Velho. At Crrego do Stio, which is in the Iron Quadrangle located approximately 40km east of Morro Velho, an exploration ramp is being developed to evaluate the deeper sulphide ore potential. The ramp is scheduled to reach the ore zone in the second half of 2003. At Lamego, situated 10km north-east of Morro Velho, down-plunge drilling has confirmed the mineralisation to a vertical depth of 650m. An exploration ramp has been dewatered in preparation for underground evaluation drilling.

   Exploration at Cerro Vanguardia in Argentina continued to produce new open-pit resources and underground down-plunge extensions from known orebodies. In 2002, drilling added Mineral Resources of 1Mt at 8.85g/t gold and 142g/t silver.
NORTH AMERICA

Resource development drilling continued at both Jerritt Canyon and CC&V joint ventures, in support of LOM plans. At Jerritt Canyon, exploration concentrated on targets near the current mine workings. At CC&V, reserve development drilling continued in the latter part of the year on the East and North Cresson deposits, with work to continue in 2003 to confirm newly identified mineralisation.

   At Red Lake in Canada, drilling commenced on several targets in the Dorion-McCuaig, Slate Bay and Humlin areas and on the new Rivard property located at the west end of the Red Lake Belt towards the end of the year. Geophysical surveying was completed ahead of the winter drilling campaign
EXPLORATION
ANGLO GOLD LIMITED ANNUAL REPORT 2002
50
Drilling commenced on several targets at Red Lake
Joint Venture in Canada. Follow-up work will take
place in 2003.
La Rescatada is one of the three projects drilled in Peru, with initial diamond and RC drilling completed during the year.

EXPLORATION

ANGLO GOLD LIMITED ANNUAL REPORT 2002
and results are being compiled from preliminary
drilling for follow-up work in 2003.
First phase drilling was completed at the Blue Desert
JV in Alaska.
In Nevada, three Great Basin projects were drill-tested
with a further three targets to be drill-tested during 2003.
AUSTRALIA

In Australia, exploration at Sunrise Dam continued to be successful. Work in 2002 focused on increasing the underground Mineral Resource in the Sunrise Shear zone, the Western Shear zone and Mako structures. An additional 0.6Moz was added to the Mineral Resource in 2002.

   Toward the end of the year, exploration concentrated on testing extensions of the Dolly-Cosmo zone, yielding significant results from Dolly including: 19m at 4.00g/t from 934m; 2m at 15.45g/t from 728m and 24m at 5.58g/t from 374m. This drilling also intersected a new lode, Hammerhead, to the east of Cosmo. Results included 11m at 36.58g/t from 406m and 8m at 5.30g/t from 309m. Step out drilling on the Sunrise Shear zone intersected the structure up to 300m north-west of the new underground resource, with results including 4m at 8.49g/t from 502m and 7m at 3.87g/t from 635m.

     At Coyote in the Tanami region, a small high-grade resource was outlined. In 2003, exploration will focus on follow- up targets in eastern and western Tanami.

Geologists near Lake Carey at Sunrise Dam, Australia region, where exploration continues to add Mineral Resources (below).
A 3D view of the final pit shell is indicated (above).

AngloGold had Ore Reserves of 72.3Moz and Mineral Resources of 287.6Moz as of 31 December 2002.

   Mineral Resources and Ore Reservesare reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code), together with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code), for the South African operations.

Mineral Resources

Mineral Resources (excluding the Free State mines) calculated at a gold price of $400/oz, increased by 5.9Moz or 2% to 287.6Moz at the end of 2002. Ongoing exploration programmes added some 3.6Moz over and above the 6.5Moz of Mineral Resources that where depleted in 2002.

    Some of the largest increases in resource are:

       *  an increase of 3.7Moz at Tau Lekoa to 17.4Moz, due primarily to the incorporation of adjacent ground at Goedgenoeg;

       *  an increase of 1Moz to 12.8Moz at Moab Khotsong, due mainly to revised geological modelling;

       *  an increase of 0.8Moz to 8.1Moz at Geita. This increase includes recent exploration successes;

     *  an increase at Navachab of 1.8Moz to 4.6Moz. This was largely due to changes in the Namibian Dollar/ US Dollar exchange rate and the effect of this on the Mineral Resource constraints;

      *  an increase of 1.9Moz at Cerro Vanguardia to 3.5Moz, due partly to the increased stake acquired during 2002 and partly due to some brownfields exploration successes.

Ore Reserves
Ore Reserves, estimated using a gold price of $325/oz at an exchange rate of R10.50 to the Dollar, show a year-on-year increase of some 12.9Moz to 72.3Moz. The higher gold price resulted in feasibility studies being conducted at several of the South African operations. This gave rise to a net increase of 10.9Moz or 22% to 47.5Moz, excluding the Free State mines.

    The increase in the Group's reserves relates principally to the following:

     *  an increase of 4.6Moz at Mponeng mainly due to the inclusion of the Carbon Leader and VCR below 120 level;

      *  an increase of 4.3Moz at Moab

Khotsong due to the inclusion of Phase 2 which aims to exploit the Vaal Reef below 101 level;

      *  an increase of 0.8Moz at TauTona

as a result of the inclusion of the Carbon Leader below 120 level, the area East of the Bank Dyke on 116 level and area "A" on the VCR;

     *  increases of 1.2Moz and 0.7Moz at Savuka and Tau Lekoa respectively due to changes in mine design leading to additional life at both operations;

      *  an increase of 0.8Moz at Geita due

to the redesign of the Nyankanga, Geita Hill and Lone Cone pits, as well as the inclusion of Chipaka, Area 3W and Roberts;

     *  an increase of 1.1Moz at Cerro Vanguardia mainly as a result of Anglo- Gold's increase in ownership to 92.5%.

      The Ore Reserves are relatively

insensitive to changes in gold price and exchange rates of up to 10%, positive or negative.

      AngloGold will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

Competent persons
Competent persons, designated in terms of the JORC (and SAMREC) Codes and taking corporate responsibility for the reporting of AngloGold's Mineral Resources, are:

•  V A Chamberlain, MSc (Mining

Engineering), BSc (Hons) (Geology), MAusIMM, 17 years' experience.

•  M F O'Brien, MSc (Engineering),

BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 23 years' experience.

Designated competent persons taking corporate responsibility for the reporting of Ore Reserves are:

•  B W Guenther, BSc (Mining

Engineering), MAusIMM, 22 years' experience.

•  D L Worrall, ACSM, MAusIMM,

22 years' experience.

•  J van Zyl Visser, BSc (Mineral

Resource Management), PLATO, 16 years' experience.

Notes
A detailed breakdown of the Mineral Resources and Ore Reserves, together with plans of the South African operations, is available in a supplementary statistics document, provided in the annual report section of the AngloGold website (www.anglogold.com) and may be downloaded as PDF files using Adobe Acrobat Reader. This information is also obtainable from the AngloGold offices at the addresses given on page 144.

   Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Mineral resources
&
ore reserves
ANGLO GOLD LIMITED ANNUAL REPORT 2002

MINERAL RESOURCES & ORE RESERVES
ANGLO GOLD LIMITED ANNUAL REPORT 2002
ORE RESERVES (as at 31 December 2002)
METRIC
IMPERIAL
Tonnes
Grade
Contained            Tons
Grade
Contained
 Mt
g/t
 gold t
Mt
oz/t
gold Moz
South
Africa***
 Proved
  94.7                    2.22                      210.4                104.4                    0.065                        6.8
  Probable
  246.3                    5.14
   1,267.2                271.5                    0.150                      40.7
Total
  341.0                    4.33
   1,477.5                375.9                    0.126                      47.5
East & West Africa*
 Proved
  21.5
 3.50
   75.1
23.7
0.102
 2.4
  Probable
  52.3                     3.73                    195.3                   57.7                   0.109                        6.3
Total
  73.8                     3.66                    270.4                   81.4                   0.107                        8.7
South
America*
 Proved
  15.3                     6.22                      95.5                   16.9                  0 .181                        3.1
  Probable
  12.7                     4.92                      62.4                   14.0                   0.143                        2.0
Total
28.0                     5.63                    157.8                   30.9                   0.164                        5.1
North
America*
 Proved
57.8                     1.34                      77.7                   63.7                   0.039                        2.5
  Probable
69.4                     0.99                      68.8                   76.5                   0.029                        2.2
Total
127.3                     1.15                    146.5                 140.3                   0.034                        4.7
Australia*
 Proved
49.0                     1.42                      69.7                   54.0                   0.042                        2.2
  Probable
100.4                     1.26                    126.4                 110.7                   0.037                        4.1
Total
149.4                     1.31                    196.1                 164.7                   0.038                        6.3
Totals*
 Proved
238.3                     2.22                    528.3                 262.7                   0.065                      17.0
  Probable
481.2                     3.57
  1,720.0                 530.4                   0.104                      55.3
Total
719.5                     3.12                 2,248.3                 793.1                   0.091                      72.3

*
Reserves attributable to AngloGold.
*** Excludes the Free State mines which were sold effective from 1 January 2002.
MINERAL RESOURCES* (as at 31 December 2002)
METRIC
IMPERIAL
Tonnes
Grade
Contained            Tons
Grade
Contained
 Mt
g/t
 gold t
Mt
oz/t
gold Moz
South
Africa***
  Measured
300.3                    1.84                      552.1                331.0                     0.054                     17.8
  Indicated
647.7                    4.42
   2,865.1                714.0                     0.129                     92.1
  Inferred
463.1                    7.97
   3,692.3                510.5                     0.233                   118.7
Total
1,411.0
5.04                   7,109.5             1,555.4                     0.147                   228.6
East & West Africa** Measured
37.5
2.68
 100.7        41.3
0.078
3.2
  Indicated
107.6                    2.81                      301.9                 118.6                  0.082                        9.7
  Inferred
144.4                   1.68                       242.2                 159.2                  0.049                        7.8
Total
289.5                   2.23                       644.7                 319.1                  0.065                      20.7
South
America**
Measured
32.4                   4.41                       143.1                   35.7                   0.129                       4.6
Indicated
22.1                   4.68                       103.4                   24.4                   0.137                       3.3
Inferred
42.2                   6.20                       261.8                   46.5                   0.181                       8.4
Total
96.7                   5.26                      508.4                  106.6                   0.153                     16.3
North
America**
Measured
85.1                   1.24                      105.7                    93.8                   0.036                       3.4
Indicated
107.3                   1.12                      120.1                  118.3                   0.033                       3.9
Inferred
69.2                   1.28                        88.7                    76.3                   0.037                       2.9
Total
261.6                   1.20                      314.6                  288.4                   0.035                     10.1
Australia**
Measured
61.2                   1.41                        86.4                    67.5                   0.041                      2.8
Indicated
143.5                   1.22                      175.0                  158.2                   0.036                      5.6
Inferred
89.7                   1.18                      106.3                    98.9                   0.035                      3.4
Total
294.4                   1.25                      367.7                  324.5                   0.036                     11.8
Totals**
Measured
516.5                   1.91                      988.0                  569.3                   0.056                     31.8
Indicated
1,028.2
3.47                   3,565.5               1,133.4                    0.101                  114.6
Inferred
808.6                   5.43
4,391.3                  891.3                    0.158                  141.2
Total
2,353.2
3.80                   8,944.8               2,594.0                   0.111                   287.6
*
Inclusive of the ore reserve component.
** Resources attributable to AngloGold.
*** Excludes the Free State mines which were sold effective from 1 January 2002.
NB: Rounding of figures may result in computational discrepancies.

Executive directors
R M GODSELL (50)

BA, MA
Chief executive officer

Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

J G BEST (54)

ACIS, ACIMA, MBA
Finance director

Jonathan Best was appointed finance director of AngloGold in April 1998. He has had 34 years of service with companies associated with the mining industry.

D L HODGSON (55)

BSC (MINING ENGINEERING), BSC (CIVIL

ENGINEERING), BCOM, AMP (HARVARD

Chief operating officer

Dave Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 30 years of mining experience.

K H WILLIAMS (54)

BA
Marketing director

Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 27 years of service in the gold mining industry. He is chairman of Rand Refinery and a director of the World Gold Council.

Non-executive directors
R P EDEY (60)

FCA
Chairman

Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

DR T J MOTLATSI (51)

HOND SOC SCI (LESOTHO)

Deputy chairman

James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is the immediate past president of the National Union of Mineworkers (NUM). He is also chief executive officer of TEBA Limited.

F B ARISMAN (58)

MSC (FINANCE)

Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and is managing director of J P Morgan Chase, a company he joined in 1972.

MRS  E LE R BRADLEY (64)

BSC, MSC

Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is executive chairman of Wesco Investments Limited, chairman of Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is also deputy chairman of the South African Institute of International Affairs.

C B BRAYSHAW (67)

CA(SA), FCA

Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum, Datatec and Johnnic Holdings.

DR V K FUNG (57)

PH D (BUSINESS ECONOMICS), MSC

(ELECTRICAL ENGINEERING)

Victor Fung was appointed to the AngloGold board in April 1998. Based in Hong Kong, he is chairman of the Li & Fung group of companies, Hong Kong, the Hong Kong Airport Authority and the Hong Kong University Council.

Dr Fung has advised that he will not

be making himself available for re- election when he retires by rotation from the board at the company's forthcoming annual general meeting.

A W LEA (54)

BA (HONS)

Tony Lea was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.

W A NAIRN (58)

BSC (MINING ENGINEERING)

Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He is group technical director of Anglo American plc.

J OGILVIE THOMPSON (69)

MA

Julian Ogilvie Thompson was appointed to the AngloGold board in April 1998. He is a non-executive director of Anglo American Corporation. He is a non- executive director of De Beers Consolidated Mines and a director of a number of other companies.

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Directors and executive management

DIRECTORS AND EXECUTIVE MANAGEMENT
ANGLO GOLD LIMITED ANNUAL REPORT 2002
N F OPPENHEIMER  (57)

MA
Nicky Oppenheimer was appointed to the AngloGold board in April 1998. He is a former non-executive chairman of the company. He is chairman of De Beers Consolidated Mines, a non-executive director of Anglo American plc and a director of a number of other companies.
A J TRAHAR  (53)

BCOM , CA(SA)

Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.
Alternate directors
D D BARBER  (50)

FCA, AMP (HARVARD)

David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002. He is finance director of Anglo American Corporation.
A H CALVER  (55)

BSC (HONS ) ENGINEERING, MDP

(UNISA), PMD (HARVARD)

Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is deputy technical director (engineering) of Anglo American Corporation.
P G WHITCUTT  (37)

BCOM (HONS), CA(SA), MBA

Peter Whitcutt was appointed alternate director to Tony Lea in October 2001. He is executive vice-president (finance) of Anglo American plc.
Members of the executive
committee
R M GODSELL  (50)

Chief executive officer
J G BEST  (54)

Finance director
D L HODGSON  (55)

Chief operating officer
K H WILLIAMS  (54)

Marketing director
Executive officers
R CARVALHO SILVA  (51)

BACC, BCORP ADMIN

South America region
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became an executive officer in February 2000.
R N DUFFY  (39)

BCOM, MBA

Business planning
Richard Duffy joined Anglo American Corporation 16 years ago. He became an executive officer of AngloGold in 1998 and was given the business planning portfolio in November 2000.
J J KOMADINA  (46)

BSC (METALLURGICAL ENGINEERING),

MBA, AMP (WHARTON)

North America region
Jim Komadina has 25 years of diverse mining experience and was appointed president and CEO of AngloGold North America in 1999. He became an executive officer in February 2000.
S J LENAHAN  (47)

BSOC SC, MSC

Corporate affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed investor relations executive in 1998 and assumed responsibility for corporate affairs in early 2001.
R W MICSAK  (48)

BS, MLA, JD
Law and Environment
Bob Micsak served as vice president, general counsel and chief environmental officer of AngloGold North America before he was appointed an AngloGold executive officer with the environment as his portfolio in August 2000. He assumed responsibility for AngloGold's corporate legal affairs in September 2002.
N F NICOLAU  (43)

NHD (METALLIFEROUS MINING), MBA

South Africa region
Neville Nicolau became the executive officer responsible for AngloGold's South Africa region in November 2001. He has 24 years of mining experience.
N W UNWIN  (50)

BA
Human resources and information technology Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999. He relinquished his executive officer responsibilities for AngloGold's Australia region during 2002.
Managing secretary
MS Y Z SIMELANE  (37)

BA LLB, FILPA, MAP
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund.

The annual financial statements and group annual financial statements for the year ended 31 December 2002 were approved by the board of directors on 3 March 2003 and are signed on its behalf by:
Directors
R P Edey Chairman
R M Godsell Chief Executive Officer
J G Best Finance Director
C B Brayshaw Chairman, Audit Committee
Managing Secretary
Ms Y Z Simelane
ANNUAL FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Directors' approval
In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms Y Z Simelane
Managing Secretary
Johannesburg
3 March 2003
Secretary's certificate
We have audited the annual financial statements and group annual financial statements of AngloGold Limited set out on pages 56 to 131 for the year ended 31 December 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.
Scope
We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material mis-statement.
AN AUDIT INCLUDES

   examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
   assessing the accounting principles used and significant estimates made by management; and
   evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion
In our opinion the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2002, and the results of operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practices, International Accounting Standards, and in the manner required by the Companies Act in South Africa.
ERNST & YOUNG
Registered Accountants and Auditors
Johannesburg
Chartered Accountants (SA)
3 March 2003
Report of the independent auditors on the
annual financial statements

ANGLO GOLD LIMITED ANNUAL REPORT 2002

Introduction
The board of directors of AngloGold Limited welcomes the King Report on Corporate Governance for South Africa 2002 (King II) released on 26 March 2002.
     Although a great deal of the company's practices are already in line with the principles set out in King II, action plans have been drawn up to address specific areas where the company's governance position needs to be aligned with the Report's recommendations.
     The company is registered with the Securities and Exchange Commission (SEC) in the United States of America and its ordinary shares are quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares, in terms of a sponsored American Depositary Receipt Programme administered by The Bank of New York. Accordingly, AngloGold is bound by the Sarbanes-Oxley Act of 2002 and is instituting a policy and procedures for implementing the requirements of that Act and those of the NYSE.
     Further reinforcing its resolve to continue pursuing a policy of global best practice in business management and corporate governance, the company achieved the following milestones during the year under review:
     *  The separation of the combined role of chairman and chief executive officer with the appointment of a non-executive director as chairman.
     * AngloGold's annual report 2001 being adjudged the "Best Overall Annual Report" at the premier South African Annual Report Awards ceremony, sponsored, amongst others, by the JSE Securities Exchange South Africa (JSE).
     * The adoption of a mission and values statement in line with the present and longer-term strategic direction of the AngloGold group. The full text of the statement is to be found on the inside front cover of this report.
     * The adoption of an entirely new set of Memorandum and Articles of Association to take cognisance of numerous amendments to companies' legislation in South Africa over many years, changes to the Listings Requirements of the JSE, the impact of STRATE (Share Transactions Totally Electronic), the requirements of King II and changes in international corporate administrative practices.
     * The publication of the following documents:
        An HIV/AIDS Report 2001/2002 which details the company's comprehensive response to AIDS in the workplace. This publication has been augmented with a subsequent announcement that AngloGold has extended its antiretroviral therapy implementation project to include all eligible employees;
        Towards Sustainability A Social Investment Report 2001/2002. The report sets out the company's obligations and role as a corporate citizen and reviews the health and safety of employees, the management of environmental strategy and programmes for social investment.

.

The board of directors
The company has a unitary board structure which currently comprises four executive directors and 11 non-executive directors three of whom have alternates. The directors are identified on pages 54 and 55 of this report.
     The directors are committed to the principles of corporate discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.
     Effective control of management is exercised through the executive directors. They are held accountable by means of regular reports to the board and are measured against agreed performance criteria and objectives relative to the current business climate and the prospects in each business unit. The non- executive directors derive no benefits other than their fee which is fixed by the shareholders in general meeting. The non-executive directors are high-calibre individuals and make a significant contribution to the board's deliberations and decisions. All directors have the requisite knowledge, experience and ability required to properly carry out their duties in meeting the present and future requirements of the company. All participate actively in the proceedings at meetings whether present personally or by teleconference or video conference facilities.
     The directors have access to the advice and services of a managing secretary, as well as a company secretary, who are both responsible to the board for ensuring compliance with procedures and regulations of a statutory nature, as well as playing an active role in the company's corporate governance process. Directors are entitled to seek independent professional advice concerning the affairs of the group at the group's expense, should they believe that course of action would be in the best interests of the group.
     There are no contracts of service between the directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.
     In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.
     The board retains full and effective control over the group, meeting four times a year with additional meetings being arranged when necessary, to review strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material matters reserved for its decision. The board is also responsible for monitoring the activities of executive management within the group. Board meetings are held in South Africa and internationally. In addition, there is provision in the company's Articles of Association for decisions to be taken between meetings by way of directors' written resolutions.
    An agenda and supporting papers are distributed to all directors prior to each board meeting. Appropriate explanations

Corporate governance

CORPORATE GOVERNANCE
ANGLO GOLD LIMITED ANNUAL REPORT 2002
and motivations are provided for items of business requiring decision at the meeting. This ensures that relevant facts and circumstances are brought to the attention of directors. In terms of good governance, the directors can conduct unrestricted inspection of all company property, information and records.

Particulars regarding directors' remuneration and share options, as well as their interests in the issued ordinary share capital of the company, are set out in full on pages 71, 72 and 73 of this report.
DETAILS OF ATTENDANCE BY DIRECTORS AT THE SEVEN BOARD MEETINGS HELD DURING 2002 ARE SET OUT BELOW:
All meetings were held in Johannesburg with the exception of the meeting on 7 May which took place in London. *
* unscheduled meetings
includes attendance through teleconference or video
conference facilities
A absent with apologies
Not required to be present
1
appointed Chairman 1 May 2002
2
appointed Deputy chairman 1 May 2002
3
relinquished Chairmanship 30 April 2002
4
appointed 29 April 2002 A register of directors and officers is available for inspection at the company's registered office in Johannesburg, South Africa.

Board committees
The board has also established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process. Each committee acts within written terms of reference under which specific functions of the board are delegated with defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to members of the committees and the board. Remuneration of non-executive directors for their services on the committees concerned is determined by the board. Currently, this comprises in the case of each committee: Chairman R50,000 per annum; Members R30,000 per annum each. The committees are subject to regular evaluation by the board with respect to performance and effectiveness. Chairmen of the board committees, or their representatives, are required to attend the annual general meetings to answer any questions raised by shareholders.

   The following information reflects the composition and activities of these committees:
EXECUTIVE COMMITTEE

This Committee, comprising the four executive directors, meets on a regular basis under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the group, developing strategy and policy proposals for consideration by the board and in implementing its directives.

   An Operations Sub-committee assists in the execution of certain duties and responsibilities of the Executive Committee. The objective of this Sub-committee is to oversee the implementation of the company's strategic objectives and review operational performance in detail.

   Members of the Sub-committee are appointed by the Executive Committee and include the executive officers responsible for the various regional operations, together with the executive officers responsible for human resources, corporate affairs, business planning and any senior managers of the company as determined by the Executive Committee.

   The names of the executive officers appear on page 55 of this report.

   The Sub-committee meets under the chairmanship of the chief operating officer on a regular basis.
AUDIT COMMITTEE

C B Brayshaw (Chairman), Mrs E le R Bradley, R P Edey and
P G Whitcutt

   The primary responsibility of the Audit Committee is to assist the board of AngloGold in carrying out its duties relating to accounting policies, internal control, financial reporting practices and identification of exposure to significant risks.

   The Committee is comprised exclusively of non-executive directors and meets at least five times a year.

   To assist the Audit Committee in discharging its responsibilities, internal audits are performed at all of the group's

CORPORATE GOVERNANCE
ANGLO GOLD LIMITED ANNUAL REPORT 2002
operating units and function under the control of, and report to, the group's internal audit manager. The internal audits are performed by teams of appropriate, qualified and experienced employees. The primary mandate of the group's internal auditors is to provide an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. This is done by a systematic, disciplined approach to review, evaluate and improve the effectiveness of risk management, internal control and governance processes. This process would bring material deficiencies, instances of non- compliance, high-risk exposure and development needs to the attention of the group internal audit manager and operational management for resolution. The board has obtained assurance from management, the internal auditors and the external auditors that there have been no significant breakdowns in the internal control systems during the year.

   The group internal audit manager reports on anadministrative basis to the finance director and functionally to the Audit Committee. The company's Audit Committee has access to all records of the internal audit team. The group's internal audit manager and the external audit partner have unrestricted access to the chairman of the Committee and, where necessary, to the chairman of the board and chief executive officer. All important findings arising from audit procedures are brought to the attention of the Committee and, if necessary, to the board.

   The Committee met six times during 2002, with the external audit partner, the group's internal audit manager and the finance director, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board. All Committee members attended these meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated in the table below:
Date of meeting
Apologies tendered
12 February
R P Edey
25 October
P G Whitcutt

   A sub-committee met on 24 June 2002 to review the company's annual report on Form 20-F prior to approval by the board and subsequent submission to the SEC in Washington.
E
MPLOYMENT EQUITY AND DEVELOPMENT COMMITTEE
(Previously the Employment Equity Committee)
Dr T J Motlatsi (Chairman), F B Arisman, R M Godsell,
D L Hodgson and W A Nairn

      Mr D L Hodgson was appointed an additional member of the Committee with effect from 26 July 2002.

   As the change of name implies, the objective of this Committee was changed during 2002 in order to place greater emphasis on the extensive opportunities offered to all employees to achieve their optimal levels of career development in the course of their employment with the company, recognising the diversity of the society within which the group conducts its business.

   The Committee, comprising three non-executive directors, the chief executive officer and the chief operating officer, meets four times a year. The Committee met on four occasions during 2002. All members attended these meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated in the table below:
Date of meeting
Apologies tendered
29 January
Dr T J Motlatsi W A Nairn
25 April
W A Nairn
29 October
W A Nairn
INVESTMENT COMMITTEE

R P Edey (Chairman), J G Best, Mrs E le R Bradley, A W Lea, W A Nairn and K H Williams

   Composed of four non-executive directors, as well as the finance and marketing directors, this Committee meets as and when required for the purpose of assessing capital projects and ensuring that investments, disinvestments and financing proposals are in accordance with the company's primary objective of creating wealth for its shareholders on a sustainable long-term basis.

   Three meetings were held during 2002. All the Committee members attended these meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated in the table below:
Date of meeting
Apologies tendered
19 June
W A Nairn K H Williams
29 July
A W Lea
MARKET DEVELOPMENT COMMITTEE

Mrs E le R Bradley (Chairman), F B Arisman, Dr V K Fung, R M Godsell, Dr T J Motlatsi and K H Williams

   The primary objective of this Committee is to extend the influence of AngloGold as a major global gold company, in the development of a broader gold business both nationally and internationally.

   This Committee, which now meets a minimum of twice a year, is composed of four non-executive directors, the chief executive officer and the marketing director. The Committee held three meetings during the course of 2002. All Committee members attended the meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated in the table below:
Date of meeting
Apologies tendered
29 January
Dr V K Fung
Dr T J Motlatsi
26 April
Dr T J Motlatsi
29 July
Dr V K Fung
R M Godsell

CORPORATE GOVERNANCE
ANGLO GOLD LIMITED ANNUAL REPORT 2002
REMUNERATION COMMITTEE

R P Edey (Chairman), N F Oppenheimer, J Ogilvie Thompson and A J Trahar

   The Remuneration Committee, which comprises exclusively non-executive directors, is primarily responsible for approving the remuneration policies of the company and the terms and conditions of employment of executive directors and officers, including the determination of salaries, performance-based bonuses and the administration of the company's Share Incentive Scheme.

   The Committee meets as and when required, with a minimum of one meeting per annum. Four meetings of the Committee were held during 2002. All of the members of the Committee attended these meetings personally, or were included in the proceedings through teleconferencing facilities, except as indicated in the table below:
Date of meeting
Apologies tendered
30 January
N F Oppenheimer
29 April
N F Oppenheimer
30 October
N F Oppenheimer A J Trahar
SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT

COMMITTEE
(Previously the Safety, Health and Environment (SHE) Committee) W A Nairn (Chairman), R M Godsell and Dr T J Motlatsi

   The Committee's name was changed during 2002 to reflect the broadening of its objectives to include the social, economic, environmental and health impacts of the company's operations on both local and global communities. One of the primary objectives of this Committee is the elimination of all accidents of a mining nature. The Committee conducts on-site inspections in regard to matters of serious concern.

   The Committee, which comprises two non-executive directors and the chief executive officer, met on four occasions during 2002 with full attendance by Committee members.
Other committees
TREASURY COMMITTEE

The Committee meets monthly and more often when necessary, to discuss market conditions, treasury operations and future hedging strategies. The Committee operates within clearly defined parameters set by the Executive Committee.
The members of this Committee are:
C B Brayshaw (Chairman) - Non-executive director
J G Best - Executive director  finance
S Cassim - East and West Africa region  financial manager
R N Duffy - Executive officer  business planning
Ms D Earp - Manager  corporate accounting
R P H Hayes - Treasury manager
Ms H H Hickey - Group internal audit manager
Ms C A Hoad - Risk manager
M P Lynam - Treasurer
K H Williams - Executive director  marketing
FINANCE COMMITTEE

This Committee, which meets on a weekly basis to review matters essentially of a financial and administrative nature, comprises:
J G Best (Chairman) - Executive director - finance
R C Croll - Manager - mining valuations
P J G Dennison - Manager - mergers and acquisitions
R N Duffy - Executive officer - business planning
Ms D Earp - Manager - corporate accounting
Ms H H Hickey - Group internal audit manager
M P Lynam - Treasurer
O C Murphy - Corporate taxation manager

   Either the managing secretary or the company secretary attends meetings of the Committee.
Annual financial statements The directors are required by the South African Companies Act, 1973, to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold group at the end of the financial year, and the results of operations and cash flow for the year, in conformity with generally accepted accounting practice.

   In preparing the annual financial statements reflected in US Dollars and SA Rands on pages 56 to 131, the group has complied with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards (IAS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2002, and the results of their operations and cash flow information for the year then ended.

   The directors have reviewed the group's business plan and cash flow forecast for the year to 31 December 2003. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that AngloGold is a going concern and have continued to adopt the going-concern basis in preparing the financial statements.

   The external auditors, Ernst & Young, are responsible for independently auditing and reporting on the financial statements in conformity with Generally Accepted Auditing Standards. Their unqualified report on these financial statements appears on page 56.

   To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements (Form 20-F) in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the Form 20-F will also be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on page 144. In compliance with the requirements of the NYSE, a condensed consolidated income statement, balance sheet, statement of cash flows and brief financial notes based on US GAAP are included on pages 132 to 135 in this report. A condensed reconciliation between IAS and US GAAP is supplied as supplementary information (page 136).

CORPORATE GOVERNANCE
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Risk management and internal control
The board has ultimate responsibility for the total risk management process within the group. Management is accountable to the board and has established a group- wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's global operations, are effectively managed in support of the creation and preservation of shareholder wealth.

   During the year the King Report on Corporate Governance for South Africa 2002 was published and the Congress of the United States of America introduced the Sarbanes-Oxley Act of 2002. Corporate governance is viewed as a strategic response to pursuing opportunities in a manner that is balanced, by taking prudent risks, appropriately mitigated in exchange for measurable rewards. A full review of the risk, control and disclosure processes was undertaken, to ensure that all the additional requirements are incorporated into the system in the future. The systems are in place and the focus is on formalising them.

   The management of risk encompasses all significant business risks, including operational risk, which could undermine the achievement of business objectives. The board has approved the level of acceptable risk and required that operations manage and report in terms thereof. Issues and circumstances, which could give rise to material adverse reputational considerations, are also considered to be unacceptable risk.

   There is clear accountability for risk management. The requisite risk and control capability is assured through board control and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on control management. Continual monitoring of risk and control processes, across significant risk areas, provides the basis for regular and exception reporting to the audit and executive committees. In the event of failure or disasters, continuity plans are in place with regard to critical processes.

   For key risk areas, group risk owners have been appointed and board policies issued. The risk assessment and reporting criteria are designed to provide the board with a consistent, group-wide perspective of the key risks. The system of internal control, which is embedded in all key operations, provides reasonable assurance, rather than absolute assurance, that the group's business objectives will be achieved within the risk tolerance levels defined by the board.

   Regular management reports, which provide a balanced assessment of key risks, are an important component of board assurance. Additional sources include assertions by divisional heads as well as board committees established to focus on specific risks such as safety, health and environment and capital investment. The board also received assurance from the Audit Committee which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.

   The company has a sound system of internal control, based on the group's policies and guidelines, in all material associates and joint ventures. Where this is not possible the directors, who represent AngloGold's interests on the boards of these entities, seek assurance that significant risks are being managed.

   In conducting its annual review of the effectiveness of risk management in terms of the Turnbull requirements of the Combined Code Principles of Good Corporate Governance and Code of Best Practice in the United Kingdom, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. In addition, business unit heads and corporate risk owners are required to sign off abbreviated certificates confirming their understanding of their responsibility for internal controls. They are also required to certify that their disclosure in relation to their internal controls is transparent and that there are no untrue statements or omissions in their reporting process.

   In terms of the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees that play a significant role in internal control, and significant changes that could impact on the internal control environment, are disclosed to the Audit Committee and the board.

   During the course of the year the board considered the group's responsiveness to changes within its business environment, and systems of control. The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group.
Sustainable development
Matters under this heading are given extensive coverage on a regional basis in the Review of Operations between pages 18 and 45.
Company secretarial function
Appointment and removal of the managing secretary and company secretary are matters for the board.

   Both these officials are required to provide the directors of the company, collectively and individually, with detailed guidance as to their duties, responsibilities and powers. They are also required to ensure that the directors are aware of all laws, legislation, regulations and matters of ethics and good governance relevant to, or affecting the company.

CORPORATE GOVERNANCE
ANGLO GOLD LIMITED ANNUAL REPORT 2002

   The managing secretary and company secretary are also responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. They are kept advised about all dealings by directors and officers in shares of the company and such are reported at board meetings.

   The managing secretary and company secretary are also required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of the various committees of the board of directors are properly recorded in accordance with the Companies Act. These minutes are circulated to all members of the board.
Insider trading
No employee may deal directly or indirectly in AngloGold ordinary shares on the basis of unpublished price-sensitive information regarding its business or affairs. No director or officer may trade in warrants and other derivative instruments of the company at any time. Similarly, no director or officer may trade in shares of the company during a closed period determined by the board. A list of persons regarded as officers for this purpose has been approved by the board and is revised from time to time. Closed periods are operated prior to the publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also operated during periods where major transactions are being negotiated and a public announcement is imminent.
Employee participation
The company has in place a variety of strategies and structures, which are designed to promote employee participation. These strategies and structures are further developed and adapted from time to time to meet variations in operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.
Communication
AngloGold subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs.

   The company regularly enters into dialogue with institutional and private investors on the basis of the guidelines of promptness, relevance, transparency and substance over form, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished and price-sensitive information by the company and its directors and officers.

   In addition to the facilities offered by the corporate secretarial department and the company's share registrars, AngloGold has established an investor relations and communications programme in South Africa, Europe, Asia, the United States and Australia, to maintain contact with members of the investing communities and the media around the world.

   The company encourages shareholders to attend its general meetings, which provide opportunities for shareholders to ask questions of the board, including the chairmen of the various standing committees of the board, or their representatives.

   International media and investor briefings, which include telephonic and web-based conference calls, are held when the company's results are announced at quarterly intervals and when events require disclosure and discussion. The company also has a website containing up-to-date information.

   Equally high value is placed on the process of internal communication to all employees at the company's corporate office and operating units.
At the annual general meeting held on 30 April 2002,
shareholders present were given the following presentations:
  a review of the company's performance in the previous
financial year and the strategic objectives for the near to mid-term future;
  an examination of the gold market and the company's gold
hedging strategy; and
  an overview of the company's mining and operations
worldwide, as well as a brief review of the operational outlook for 2002.

   Copies of these presentations were posted onto the company's website. In addition, shareholders were informed at the meeting of the results of voting, in person and by proxy, in respect of all ordinary and special resolutions proposed under special business at the meeting.
Principles of business conduct
The company is committed to the highest standards of integrity and ethical conduct in dealings with all its stakeholders.

   Principles of corporate business conduct, which outline the ethical and professional management practices that AngloGold upholds, have been adopted by the board. Individuals and entities doing business with AngloGold are expected to observe the same level of commitment to group integrity. The dissemination of these principles of business conduct to all levels of employees is receiving the attention of management.
Sponsor
UBS Warburg acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Policy
AngloGold has operations in East, West and Southern Africa, the United States of America, Australia, Brazil and Argentina. As part of AngloGold's intention to maintain its position as a global gold company it has a Remuneration Policy which seeks to:

  attract, reward and retain executives of the highest calibre;
 align the behaviour and performance of executives with     thecompany's strategic goals and to act in the overall interests of     shareholders;
   ensure the appropriate mix of short-, medium- and long term     rewards and incentives, with the latter being closely linked to     structured company performance targets and strategic objectives;
   ensure that regional management is competitively rewarded     within a global remuneration policy, which recognises both local     and global markets.

   This policy and its application is reviewed at least quarterly by a Remuneration Committee comprising four non-executive directors, under the chairmanship of the Chairman of AngloGold, Mr R P Edey. The other members of the Remuneration Committee are Mr J Ogilvie Thompson, Mr N F Oppenheimer and Mr A J Trahar.
Executive remuneration
The following elements constitute executive remuneration:
  Salary
  Annual performance bonus
  Participation in the Share Option Scheme
Benefits, including pension, disability and death cover and healthcare.

SALARY

All salaries are reviewed annually, with the salaries of executive directors being set with reference to external market surveys, in particular South African survey information where all of the executive directors are based.
ANNUAL PERFORMANCE BONUS

All executive directors participate in an Annual Performance Bonus Scheme which is based on a combination of company and individual performance targets, with the company performance element comprising 70% and individual performance 30% of the bonus payable. Maximum bonus, for the full achievement of company targets, set in advance by the board, and individual performance targets agreed to by each executive director at the beginning of the review period, is expressed as a percentage of salary, with the chief executive officer's performance bonus set at a maximum of 70% of salary and the other three executive directors at 50% of salary.

   Company performance measures include earnings per share, return on capital and cost control. The company's overall safety performance is also taken into account after review of the above targets. The Committee retains the right to alter bonuses in the light of exceptional individual performance.
SHARE OPTION SCHEME

The Scheme provides for executive directors to be granted options annually, subject to the approval of the Remuneration Committee. The annual value of shares over which options are currently granted is up to a maximum equivalent to annual salary for any executive director. Each tranche of options can only be exercised if earnings per share increase by 5% plus US inflation per year over a three-year period. Options must be exercised within 10 years of being issued.

   Until 31 December 2001, the Scheme allowed for options to be granted in three tranches over a five-year period, subject to a maximum of 200,000 in respect of the chief executive officer and 100,000 for other executive directors. The number of options held by each executive director is reflected in the directors' report on page 72.
PENSIONS

All executive directors are members of the AngloGold Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. Death and disability cover is reflective of best practice amongst comparable employers in South Africa.
OTHER BENEFITS

Executive directors are members of the AngloGold Medical Scheme, which covers the director and his immediate family.

   They are also reimbursed for reasonable business expenses which they incur.
DIRECTORS' SERVICE CONTRACTS

Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Mr R M Godsell, as chief executive officer, is 12 months, and for the other three executive directors, six months. The contracts also deal with compensation if employment is terminated or a material change in role, responsibilities or remuneration, with compensation in these circumstances pegged at twice the notice period.
DIRECTORS' EMOLUMENTS

The salaries and benefits of executive directors, who receive no fees as members of the AngloGold board, and the fees paid to non-executive directors, are shown in the directors' report on page 71.
Remuneration report

ANGLO GOLD LIMITED ANNUAL REPORT 2002

Nature of business
AngloGold Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Sub-division of ordinary shares
Pursuant to the sub-division of the company's ordinary shares with effect from the close of business on 24 December 2002, all references to the authorised and issued share capital of the company in this report have been restated to take cognisance of the sub-division.
Events subsequent to the balance sheet
On 27 February 2003 it was announced that, pursuant to an unsolicited offer from Queenstake Resources USA Inc (Queenstake), the company had entered into a purchase and sale agreement for the disposal of its 70% stake in the Jerritt Canyon Joint Venture in North America. The consideration payable by Queenstake to the Joint Venture partners will comprise: $8m on closure of the transaction which is expected to be no later than 31 March 2003, $6m in deferred payments and certain additional royalty payments. In terms of the agreement Queenstake has undertaken to accept full closure and reclamation and other liabilities.
Holding company
The company's holding and ultimate holding companies are respectively:
 * Anglo South Africa Capital (Proprietary) Limited
 * Anglo American plc (registered in the United Kingdom)
The effective shareholding of Anglo American plc in the issued share capital of the company at the undermentioned dates was as follows:
24 February
31 December
31 December
2003
2002
2001
Ordinary shares held
Number
114,457,368
114,457,368
114,457,368
Percentage
51.40
51.41
53.17
Share capital
At a general meeting on 5 December 2002, shareholders approved, inter alia, a special resolution for the sub-division of the company's authorised and issued ordinary share capital on a 2 for 1 basis with effect from the close of business on 24 December 2002. The special resolution was registered on 10 December 2002.

      Apart from the sub-division of the ordinary share capital, there was no other change to the authorised share capital of the company during 2002. The  authorised ordinary share capital of AngloGold is R100m in 400m shares of 25 cents each.

   The following are the movements in the issued and unissued ordinary share capital from the beginning of the accounting period to the date of this report:
ISSUED

2002
2001
Number of shares
Rand
Number of shares
Rand
At 1 January
215,268,116
53,817,029
214,042,174
53,510,544
Issues during year
Issue of shares in terms of
 Normandy top-up facility*
127,156
31,789
16,474
4,118
 Normandy share-swap*
6,403,236
1,600,809
466,366
116,592
 AngloGold odd-lot offer**
278,196
69,549

Exercise of options by participants in the
 AngloGold Share Incentive Scheme
478,720
119,680
718,000
179,500
 Acacia Employee Option Plan
66,598
16,650
25,102
6,275
At 31 December
222,622,022
55,655,506
215,268,116
53,817,029
Issues subsequent to year end
Exercise of options by participants in the
 AngloGold Share Incentive Scheme
76,732
19,183
 Acacia Employee Option Plan
2,100
525
At 24 February 2003
222,700,854
55,675,214
*
Arising from the offer by AngloGold to shareholders of Normandy Mining Limited, a gold mining company registered in
Australia, to acquire the entire issued share capital of Normandy. As acceptances in respect of this offer constituted only 7.11% of
Normandy's issued share capital, with no possibility of AngloGold obtaining majority control of Normandy, the offer closed on
18 January 2002. The company's holding of Normandy shares was disposed of in January 2002 and the proceeds applied towards repaying debt owed by the AngloGold group.
Directors' report

DIRECTORS' REPORT

ANGLO GOLD LIMITED ANNUAL REPORT 2002

** A summary of the results of the odd-lot offer by the company to holders of less than 50 ordinary shares (pre sub-division), as published on 24 December 2002, appears below:
RESULTS OF ODD-LOT OFFER

Number of
Number of
Value
shareholders
shares
Rand
Holders electing/deemed to have elected to sell ordinary shares at R246.66 per share (offer price)
11,213
217,338
53,608,591
Holders electing to purchase ordinary shares at R234.325 per share (a 5% discount to offer price)
4,643
495,534
116,116,004
Total ordinary shares issued
278,196
62,507,413

Includes nominee companies and brokers acting on behalf of beneficial shareholders.
Prior to the odd-lot offer to shareholders, the company had a total of 31,013 shareholders and at 31 January 2003 this number had reduced to 16,284. A total of 2,098 shareholders, holding in aggregate 50,794 ordinary shares, elected to retain their odd-lot holdings of less than 100 shares (post sub-division).
UNISSUED

2002
2001
Number of shares
Number of shares
At 1 January
184,731,884
185,957,826
Issues during year
7,353,906
1,225,942
Maximum number of shares available for allocation for
purposes of the Share Incentive Scheme
6,122,106
5,919,873
Unissued shares under the control of the directors at 31 December
171,255,872
178,812,011
Issues subsequent to year end
78,832
Additional number of shares available for allocation for purposes of the Share Incentive Scheme
2,167
Balance of unissued shares under the control of the directors at 24 February 2003
171,174,873

   All the issued A and B preference shares are held by a wholly-owned subsidiary and further details of the authorised, issued andunissued shares, as well as the share premium, are given in note 24 to the group's financial statements.

   At the annual general meeting to be held on 30 April 2003, shareholders will be asked to consider an ordinary resolution placing the number of unissued ordinary shares, exclusive of the number of shares reserved for purposes of the share incentive schemes as at that date, under the control of the directors until the next annual general meeting.

   In terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash without restriction for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.

   The company has not exercised the general approval to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 30 April 2002. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

   As AngloGold is not incorporated in Australia, the acquisition of its shares by another company or person is not subject to the takeovers and substantial holding provisions of Chapter 6 of the Australian Corporations Act. However, AngloGold is required to comply with those provisions in the case of a bid for an Australian company.
American Depositary Shares
At 31 December 2002, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 39,879,957 (2001: 30,104,646) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share.
At 24 February 2003, there were 41,861,108 ADSs in issue and listed on the NYSE.

Share Incentive Schemes
As approved by shareholders, AngloGold operates two share incentive schemes (as detailed below), for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the schemes to the extent that they are granted options.

   The maximum number of ordinary shares that may be allocated for the purposes of the schemes, equivalent to 2.75% of the total number of ordinary shares in issue at that date, is:

24 February
31 December
31 December
2003
2002
2001
6,124,273
6,122,106
5,919,873
   The maximum aggregate number of shares which may be acquired by any one participant is 300,000.
    All options which have not been exercised within ten years from the date on which they were granted automatically lapse, unless otherwise stated.

Non-executive directors are not eligible for participation in the share incentive schemes.
ANGLO GOLD SHARE INCENTIVE SCHEME

This share incentive scheme provides for the granting of options, based on two separate criteria:
Time related
Time related options were approved by shareholders at the general meeting held on 4 June 1998, and amended by shareholders at the annual general meeting held on 30 April 2002.
Time related options granted, may be exercised as follows:
Percentage
Period after date of grant of options
20
2 years
40
3 years
60
4 years
100
5 years
No further options will be granted under this plan which will terminate on 1 February 2012, being the date on which the last options may be exercised or will expire.
The movement in respect of time related options during the period 1 January 2002 to 24 February 2003 was as follows:
Options
Average
exercise price
per ordinary
Number
share
At 1 January 2002
2,565,600
R121.14
Movements during year
-  Granted*
108,000
R190.21
- Exercised
478,720
R118.79
- Lapsed  terminations
35,600
R145.55
At 31 December 2002
2,159,280
R124.72
Subsequent to year end
 - Exercised
76,732
R121.71
 - Lapsed - terminations
20,000
R137.73
At 24 February 2003
2,062,548
R124.70
*
Includes 64,000 options granted in 2001 at an average price of R159.36, recorded in 2002. (Prior year adjustment).
DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002

DIRECTORS' REPORT

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Performance related
Performance related options were approved by shareholders at the annual general meeting held on 30 April 2002.

   Performance related options granted, may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company, as determined by the directors, are met.
The movement in respect of performance related options during the period 1 January 2002 to 24 February 2003 was as follows:
Options
Average
exercise price
per ordinary
Number
share
At 1 January 2002

Movements during year
 - Granted
1,182,500
R299.50
 -  Exercised

 - Lapsed - terminations
3,400
R299.50
At 31 December 2002
1,179,100
R299.50
Subsequent to year end
-  Exercised

-  Lapsed - terminations
24,600
R299.50
At 24 February 2003
1,154,500
R299.50

The following are summaries of particulars required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations:
Options
Average
Ordinary
exercise price
shares
per ordinary
issued
Number
share
At 1 January 2002
1,060,600
2,565,600
R121.14
Movements during year
- Granted*
1,290,500
R290.35
- Exercised
478,720
478,720
R118.79
- Lapsed - terminations
39,000
R158.97
At 31 December 2002
1,539,320
3,338,380
R186.45
Subsequent to year end
- Exercised
76,732
76,732
R121.71
- Lapsed - terminations

44,600
R226.96
At 24 February 2003
1,616,052
3,217,048
R187.43
*
Includes prior year adjustment.
Analysis of options in issue at 24 February 2003:
Holding
Holders
Number
Value  R000
1-
 100

101-
 500

501-      1,000
233
214,000
64,093
1,001-      5,000
285
499,700
139,938
5,001-    10,000
127
951,100
162,567
10,001-  100,000
57
1,357,948
212,325
Over 100,000
1
194,300
24,055
Total
703
3,217,048
602,978

ACACIA EMPLOYEE OPTION PLAN

The company's wholly-owned subsidiary, AngloGold Australia Limited (originally Acacia Resources Limited) operates the Acacia Employee Option Plan for certain of its employees. In terms of this plan, on exercising of options, a ratio of 7 AngloGold ordinary shares for every 100 options held is applicable. The issue price of the AngloGold shares is calculated using the A$/R exchange rate ruling on the date of allotment. No further options will be granted under this plan which will terminate on 28 April 2004, being the date on which the last option may be exercised or will expire.
The movement in respect of options during the period 1 January 2002 to 24 February 2003 was as follows:
Number                 Equivalent                   Ordinary
Average issue

of
AngloGold
shares
price of AngloGold
options
ordinary shares
issued
ordinary shares
At 1 January 2002
1,041,400
72,898
25,102
R122.83
Movements during year
- Issued
-
-
- Exercised
951,400
66,598
66,598
R175.41
- Lapsed
 -
-
At 31 December 2002
90,000
6,300
91,700
R161.02
Subsequent to year end
- Exercised
30,000
2,100
2,100
R146.94
At 24 February 2003
60,000
4,200
93,800
R160.71
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2002. A synopsis of the financial results for the year is set out in the Financial Review on pages 14 to 16.
Review of operations
The performance of the various regions are comprehensively reviewed on pages 18 to 45.
Dividends
DIVIDEND POLICY

The company's dividend policy is to declare an interim and a final dividend in respect of each financial year and to pay out a high proportion of its earnings after providing for long-term growth. This policy is reviewed by the board from time to time in the light of the group's cash requirements and financial position.
DIVIDENDS PAID SINCE 1 JANUARY 2002

Final dividend
Interim dividend
Final dividend
number 91
number 92
number 93
Declaration date
30 January 2002
30 July 2002
30 January 2003
Last date to trade ordinary shares cum dividend
15 February 2002
16 August 2002
14 February 2003
Record date
22 February 2002
23 August 2002
21 February 2003
Amount per ordinary share
- South African currency (cents)                                 550
675
675
- United Kingdom currency (pence)                              34.19
42.25
48.43
Amount per CDI* - Australian currency (cents)                        18.88
24.34
27.00
Payment date
  4 March 2002
   30 August 2002
   28 February 2003
Amount per ADS** - United States currency (cents)
49.06
63.81
82.12
Payment date
  14 March 2002
  10 September 2002
  10 March 2003
*
Each CDI (CHESS Depository Interest) is equal to one-fifth of one ordinary share.
**   Each ADS (American Depositary Share) is equal to one ordinary share.

   Shareholders who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002

DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Borrowing powers
The company's borrowing powers are unlimited. At 31 December 2002, the group's borrowings totalled $926m, R7,938m (2001: $987m, R11,811m).
Fixed assets
With effect from 1 January 2002 the company disposed of its Free State assets to Harmony Gold Mining Company Limited and African Rainbow Minerals (Proprietary) Limited, for a consideration of R2.2bn (excluding the refund for recoupments taxation of R688m). In terms of the agreement of sale the company received a cash payment of R1.8bn on 23 April 2002, together with interest thereon at the call rate calculated from 1 January 2002 to 22 April 2002. The balance of the consideration, R400m, is payable in cash on 1 January 2005.
Investments
In July 2002 the company acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Prez Companc International SA for a gross consideration of $105m, thereby increasing its interest in Cerro Vanguardia to 92.5%.

   The company disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from 1 October 2002, for a consideration of R5m, comprising R1.4m in respect of the equity interest, of which R450,000 is payable on the fulfilment of certain conditions precedent, and a loan claim of R3.6m. The balance of the consideration relative to the disposal of the equity interest, R950,000, and the loan claim are payable, together with interest thereon, in five equal annual instalments commencing on 1 October 2003. The agreement of sale provides for a 10% interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled.
Particulars of the group's principal subsidiaries and joint venture interests are reflected on page 131.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Limited
Passed at the annual general meeting held on 30 April 2002:
General approval for the acquisition by the company, or a
subsidiary of the company, of its own shares
8 May 2002
Amendment to the company's articles of association
substituting a more simplified version of the existing
Article 70, pertaining to the determination of directors'
remuneration by means of an ordinary resolution of
shareholders in general meeting
8 May 2002
Passed at a general meeting held on 5 December 2002:
Adoption of a new memorandum and articles of association
10 December 2002
Sub-division of the company's ordinary shares on a 2 for 1 basis
10 December 2002
A specific approval for the acquisition by the company of
any excess ordinary shares arising in terms of the company's odd-lot offer to shareholders
10 December 2002
Subsidiaries
Chellaston Limited*
Acquisition of a 46.25% interest in the equity of
Cerro Vanguardia SA
26 July 2002
Walsdon Limited*
Change of name to AngloGold International Holdings Limited
6 December 2002
AngloGold Investments
Change of name to AngloGold (Gibraltar) Holdings Limited
6 December 2002
(Senegal) Limited*
AngloGold International
Change of name from AngloGold International
Holdings Socit Anonyme**
Holdings Limited
10 December 2002
*
Incorporated in the British Virgin Islands
**   Incorporated in Luxembourg

DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Annual general meeting
At the 58th annual general meeting held on 30 April 2002, shareholders passed ordinary resolutions relating to:

* the adoption of the annual report for the year ended 31 December 2001; * the re-election of Mr J G Best, Mrs E le R Bradley,
   Mr C B Brayshaw, Mr D L Hodgson, Mr A W Lea, Mr W A Nairn and Mr K H Williams as directors of the company;

* the renewal of the general authority placing the unissued ordinary shares of the company under the control of the directors;
* the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms  of the Listings Requirements of the JSE;

* increases in annual directors' remuneration, with effect from 1 May 2002, as follows:

- Directors: from R50,000 to R100,000

- Chairman: from R80,000 to R200,000

- Deputy Chairman: from R80,000 to R150,000

- A travel allowance of $2,000 per meeting payable to each director, including the chairman and deputy chairman, who travel internationally to attend board meetings of the company;

* an amendment to the rules of the share incentive scheme to provide for the exercise of options to be based on a condition, related to the performance of the company, to be determined by the directors and which will be objective and specified.

       Details concerning the special resolutions passed by shareholders at this meeting are disclosed on page 69.
      Notice of the 59th annual general meeting, which is to be held in Johannesburg at 11:00 on Wednesday, 30 April 2003, is enclosed as a separate document with the annual report. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.

General meeting
 A general meeting of shareholders was held on 5 December 2002 at which the undermentioned ordinary resolutions were passed:

* approval of an odd-lot offer to ordinary shareholders of the company; * the granting of an authority to a director of the company to implement all resolutions passed at the meeting. Details concerning the special resolutions passed by shareholders at this meeting are disclosed on page 69.

Memorandum and Articles of Association A new memorandum and articles of association were adopted by shareholders in terms of a special resolution passed at the general meeting held on 5 December 2002. The special resolution was registered on 10 December 2002. These documents which better reflect the existing regulatory environment and serve the company's requirements, replace the memorandum of association that had been in existence since the company's incorporation under its former name of Vaal Reefs Exploration and Mining Company Limited in 1944 and the set of articles of association adopted in 1977.

Directorate and secretary The only change in the composition of the board of directors from the beginning of the accounting period to the date of this report was the appointment of Mr D D Barber as alternate director to Mr J Ogilvie Thompson with effect from 29 April 2002.

      The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr F B Arisman, Mr R P Edey, Dr V K Fung, Mr R M Godsell and Dr T J Motlatsi. Dr Fung has advised that he wishes to retire from the board and, therefore, has not made himself available for re-election. However, Mr Arisman, Mr Edey, Mr Godsell and Dr Motlatsi, being eligible, offer themselves for re-election.

The names of the directors and alternate directors of the company in office at the date of this report are listed on page 143.

Biographies of the board of directors appear on pages 54 and 55.

      There has been no change in the offices of managing secretary and company secretary whose names and business and postal addresses are set out on page 143.

DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Directors' emoluments
The following tables record the emoluments paid to each director:
All figures have been stated to the nearest R000.
Bonuses and
Pre-tax
performance
Pension
gains on
related
scheme
share options
Other
Salary
payments
contributions
exercised
benefits
Total
EXECUTIVE DIRECTORS '

REMUNERATION 2002

R M Godsell (Chief
Executive Officer)
4,217
1,295
496

283
6,291
J G Best
2,476
928
300
2,130
32
5,866
D L Hodgson
2,475
678
300
2,972
100
6,525
K H Williams
2,673
898
333
2,154
150
6,208
Total
11,841
3,799
1,429
7,256
565
24,890
EXECUTIVE DIRECTORS '

REMUNERATION 2001*

R M Godsell (Chief
Executive Officer)
3,323
634
378

50
4,385
J G Best
2,122
506
252
1,575
182
4,637
D L Hodgson (appointed
1 November 2001)
387
109
54
1,061
9
1,620
K H Williams
2,268
571
276
1,053
47
4,215
Total
8,100
1,820
960
3,689
288
14,857
*
Includes pre-tax gains on options exercised in 2001, not previously reflected in remuneration table.
NON-EXECUTIVE DIRECTORS' REMUNERATION

2002
2001
Directors'
Committee
Travel
Directors'
Committee
fees
fees
allowance*         Total
fees                 fees
Total
R P Edey (Chairman)
160
126
41
327
80
110
190
Dr T J Motlatsi (Deputy
Chairman)
117
107
21
245
50
100
150
F B Arisman
83
60
41
184
50
60
110
Mrs E le R Bradley
83
107

190
50
94
144
C B Brayshaw
83
47

130
50
40
90
Dr V K Fung
83
30
20
133
50
36
86
A W Lea
83
28

111
21

21
W A Nairn
83
104

187
31
64
95
J Ogilvie Thompson
83
30

113
50
30
80
N F Oppenheimer
83
30

113
48
30
78
A J Trahar
83
30

113
50
13
63
Total
1,024
699
123
1,846
530
577
1,107
Alternates
P G Whitcutt

30

30

6
6
Total

30

30

6
6
Fees paid to former non-
executive directors and
former alternate directors
Dr J W Campbell

29
18
47
D M J Ncube

60**

60
29
40
69
M W King

19
17
36
R P Garnett

17
17
Total

60

60
77
92
169
Grand total
1,024
789
123
1,936
607
675
1,282
*
Introduced with effect from 1 May 2002.
**   Prior years' adjustment.
Executive directors have elected not to receive payment of directors' fees and committee fees.

DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Share incentive scheme
Options to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and managers during the year to 31 December 2002, and subsequent to year end, are included in the table below:
Executive
Total Total
RM Godsell
JG Best DL Hodgson KH Williams
Total
officers
Managers
2002
2001
Granted as at
1 January 2002
Number
178,300
74,800
58,000
83,600
394,700
167,200*
2,003,700*
2,565,600
2,977,400
Average exercise
price per share - R
108.04
113.30
109.59
104.96
108.61
121.35
123.59
121.14
118.58
Granted during
year
Number
16,000
10,500
40,500**
10,500
77,500
90,400
1,122,600#
1,290,500
493,000
Average exercise
price per share - R
299.50
299.50
195.50
299.50
245.15
247.22
296.95
290.35
121.54
Exercised during
year
Number
-
11,200
14,800
12,000
38,000
32,000
408,720
478,720
718,000
Average exercise
price per share - R
-
104.00
104.00
104.00
104.00
107.54
121.05
118.79
109.92
Average market
price per share at
date of exercise - R
-
294.18
304.78
283.53
294.94
254.12
269.82
270.76
174.05
Pre-tax gain at date
of exercise
- R value
-
2,130,000
2,971,504
2,154,400
7,255,904
4,690,576
60,806,607
72,753,087
46,049,078
- Average R per
share
-
190.18
200.78
179.53
190.94
146.58
148.77
151.97
64.13
Lapsed during year
Number
-
-
-
-
-
-
39,000
39,000
186,800
Average exercise
price per share - R
-
-
-
-
-
-
158.97
158.97
124.40
Held as at
31 December 2002
Number
194,300
74,100
83,700
82,100
434,200
225,600
2,678,580
3,338,380
2,565,600
Average exercise
price per share - R
123.80
141.10
152.15
129.98
133.39
173.74
196.12
186.45
121.15
Subsequent to year end
Exercised
Number
-
-
-
-
-
8,000
68,732
76,732
Average exercise
price per share - R
-
-
-
-
-
121.36
121.75
121.71
Average market
price per share at
date of exercise - R
-
-
-
-
-
272.50
308.96
305.16
Pre-tax gain at
date of exercise
- R value
-
-
-
-
-
1,209,100
12,867,335
14,076,435
- Average R per

share
-
-
-
-
-
151.14
187.21
183.45
Lapsed
Number
-
-
-
-
-
-
44,600
44,600
Average exercise
price per share - R
-
-
-
-
-
-
226.96
226.96
Held as at
24 February 2003
Number
194,300
74,100
83,700
82,100
434,200
217,600
2,565,248
3,217,048
Average exercise
price per share - R
123.80
141.10
152.15
129.98
133.39
175.67
197.58
187.43
Latest expiry
date
2 May 2012 2 May 2012 2 May 2012 2 May 2012
2 May 2012 2 May 2012
Prior year adjustments:
*
20,000 options granted at an average price of R114.20 adjusted for category change.
**   30,000 options granted at an average price of R159.10.

16,000 options granted at an average price of R159.10.
#
18,000 options granted at an average price of R160.01.

DIRECTORS' REPORT
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Directors' interests in shares
The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2002, which did not individually exceed 1% of the company's issued ordinary share capital, were:
31 December 2002
31 December 2001
Beneficial  Non-
Beneficial    Non-
Direct
Indirect
beneficial
Direct
Indirect
beneficial
EXECUTIVE DIRECTORS

R M Godsell
460
-
-
460
-
-
K H Williams
-
920
-
-
920
-
Total
460
920
-
460
920
-
NON-EXECUTIVE DIRECTORS

F B Arisman
-
2,000
-
-
2,000*
-
Mrs E le R Bradley
-
28,200
10,000
-
5,200*
11,000
R P Edey
-
1,000
-
-
1,000
-
J Ogilvie Thompson
-
-
478
-
-
478
N F Oppenheimer
-
-
6,426
-
-
9,026
Total
-
31,200
16,904
-
8,200*
20,504
ALTERNATES

A H Calver
-
-
-
46
-
-
P G Whitcutt
-
-
-
46
-
-
Total
-
-
-
92
-
-
Grand total
460
32,120
16,904
552*
9,120*
20,504
*
Restated
There have been no changes in the above interests since 31 December 2002.
A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Group income statement
for the year ended 31 December 2002
2001
2002
Figures in million
Notes
2002
2001
SA Rands
US Dollars
18,309
19,267
Revenue
3
1,847
2,121
17,590
18,372
Gold income
2, 3
1,761
2,041
(12,973)
(12,550)
Cost of sales
4
(1,203)
(1,519)
4,617
5,822
558
522
(96)
962
Non-hedge derivatives
92
(5)
4,521
6,784
Operating profit*
650
517
(194)
(258)
Corporate administration and other expenses
(25)
(22)
(133)
(179)
Market development costs
(17)
(16)
(228)
(296)
Exploration costs
5
(28)
(26)
225
446
Investment income
6
43
26
(48)
(164)
Other net expenses
7
(16)
(7)
(608)
(464)
Finance costs
8
(44)
(72)
-
(102)
Abnormal item  settlement of claim
(10)
-
3,535
5,767
Profit before exceptional items
9
553
400
(259)
(293)
Amortisation of goodwill
15/16
(28)
(29)
(32)
(145)
Loss on disposal of mines
31
(13)
(4)
(11)
2
Other
 -
(3)
3,233
5,331
Profit on ordinary activities before taxation
512
364
(983)
(1,730)
Taxation                        11
(165)
(111)
2,250
3,601
Profit on ordinary activities after taxation
347
253
(70)
(157)
Minority interest
(15)
(8)
2,180
3,444
Net profit
332
245
* Operating profit excluding unrealised
4,647
6,683
non-hedge derivatives
2
638
527
2,476
3,920
Headline earnings
12
376
281
Headline earnings before unrealised non-hedge
2,536
3,854
derivatives
12
368
286
Earnings per ordinary share (cents)
12
1,017
1,552
Basic
150
114
1,015
1,545
Diluted
149
114
1,156
1,767
Headline
169
131
1,184
1,737
Headline before unrealised non-hedge derivatives
166
133
900
1,350
Dividends declared per ordinary share (cents)
13
146
87
Dividend cover based on headline earnings
1.3
1.3
before unrealised non-hedge derivatives
1.1
1.5

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Group balance sheet
at 31 December 2002
ASSETS

Non-current assets
24,606
19,555
Mining assets
14
2,280
2,057
4,652
3,210
Goodwill                        15
374
389
151
165
Investments in associates
16
19
13
275
197
Other investments
17
23
23
460
275
AngloGold Environmental Rehabilitation Trust
19
32
38
1,372
549
Derivatives                        35
64
115
204
466
Long-term loans
20
55
17
31,720
24,417
2,847
2,652
Current assets
1,534
1,996
Derivatives                        35
233
128
1,867
2,190
Trade and other receivables
21
255
156
1,948
1,848
Inventories                        22
216
163
109
3
Current portion of long-term loans
20
-
9
2,284
3,544
Cash and cash equivalents
23
413
191
7,742
9,581
1,117
647
39,462
33,998
Total assets
3,964
3,299
EQUITY AND LIABILITIES

13,357
12,375
Shareholders' equity*
1,443
1,117
355
347
Minority interests
40
30
13,712
12,722
1,483
1,147
Non-current liabilities
4,192
7,219
Borrowings                        25
842
350
2,573
2,008
Provisions                       26
234
215
3,423
3,445
Deferred taxation
27
402
286
1,917
2,028
Derivatives                       35
236
160
12,105
14,700
1,714
1,011
Current liabilities
2,984
2,588
Derivatives                       35
302
250
2,464
2,145
Trade and other payables
28
250
206
7,619
719
Current portion of borrowings
25
84
637
578
1,124
Taxation
131
48
13,645
6,576
767
1,141
39,462
33,998
Total equity and liabilities
3,964
3,299
*
Shareholders' equity is analysed in the statement of changes in shareholders' equity (see page 77).
2001
2002
Figures in million
Notes
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Group cash flow statement
for the year ended 31 December 2002
Cash flows from operating activities
18,333
19,020
Cash receipts from customers
1,808
2,153
(12,861)
(10,765)
Cash paid to suppliers and employees
(1,050)
(1,480)
5,472
8,255
Cash generated from operations
30
758
673
176
331
Interest received
32
20
(85)
(169)
Environmental contributions and expenditure
(16)
(10)
11
19
Dividends received from associates
16
2
1
(613)
(410)
Finance costs
(40)
(73)
(897)
(1,376)
Mining and normal taxation paid
(131)
(111)
4,064
6,650
Net cash inflow from operating activities
605
500
Cash flows from investing activities
Capital expenditure
14
(1,886)
(1,844)
- to expand operations
(176)
(219)
(681)
(998)
- to maintain operations
(95)
(79)
63
11
Proceeds from disposal of mining assets
1
6
878
1,544
Net proceed from disposal of mines
31
140
109
878
1,813
Proceeds
164
109
 -
(269)
Contractual obligations
(24)
 -
(11)

Associate acquired
16

(1)
(24)
(355)
Investments acquired
(34)
(3)
4
1,829
Proceeds from sale of investments
158
 -
 -
(979)
Acquisition of shares
31
(97)
 -
(37)
(51)
Loans advanced
(5)
(4)
367
175
Repayment of loans advanced
17
43
(1,327)
(668)
Net cash outflow from investing activities
(91)
(148)
Cash flows from financing activities
85
156
Proceeds from issue of share capital
18
7
-
(116)
Share issue expenses
(11)
 -
2,381
8,599
Proceeds from borrowings
798
276
(3,567)
(9,789)
Repayment of borrowings
(912)
(414)
(1,447)
(2,821)
Dividends paid
(260)
(167)
(2,548)
(3,971)
Net cash outflow from financing activities
(367)
(298)
189
2,011
Net increase in cash and cash equivalents
147
54
618
(751)
Translation
75
(58)
1,477
2,284
Cash and cash equivalents at beginning of year
191
195
2,284
3,544
Cash and cash equivalents at end of year
23
413
191
2001
2002
Figures in million
Notes
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Group statement of changes in shareholders' equity
for the year ended 31 December 2002
US Dollars
Balance at 31 December 2000
7
1,043
20
43
-
340
1,453
Effect of adoption of IAS 39
49
(25)
24
Net profit
245            245
Dividends (note 13)
(167)         (167)
Ordinary shares issued
22
22
Net gain on cash flow hedges
removed from equity and reported
in income
(1)                     (1)
Net loss on cash flow hedges
(283)
(283)
Deferred taxation on cash flow
hedges
112
112
Transfer from non-distributable
reserves        (1)
1
 -
Translation                   (3)
(388)
(7)
207
35
(132)
(288)
Balance at 31 December 2001
4              677
12
250
(88)  262
1,117
Net profit
332             332
Dividends (note 13)
(251)          (251)
Ordinary shares issued
-
140
140
Net loss on cash flow hedges
removed from equity and reported
in income
61
61
Net loss on cash flow hedges
(105)
(105)
Deferred taxation on cash flow
hedges
(29)
(29)
Net gain on available-for-sale
financial assets
7
7
Acquisition of shares
(3)
(3)
Transfer from non-distributable
reserves                   (1)
1
 -
Translation                     3
296
5
(207)
(28)
105
174
Balance at 31 December 2002
7           1,113
16
43
(185)
449         1,443
Note                    24
24
SA Rands
Balance at 31 December 2000
54
7,897
149
325

2,579
11,004
Effect of adoption of IAS 39
373
(186)
187
Net profit
2,180         2,180
Dividends (note 13)
(1,447)      (1,447)
Ordinary shares issued
189
189
Net gain on cash flow hedges
removed from equity and reported
in income
(8)
(8)
Net loss on cash flow hedges
(2,438)
(2,438)
Deferred taxation on cash flow
hedges
968                      968
Transfer from non-distributable
reserves        (6)
6
 -
Translation 2,674
48
2,722
Balance at 31 December 2001
54           8,086
143
2,999
(1,057)            3,132
13,357
Net profit
3,444          3,444
Dividends (note 13)
(2,728)       (2,728)
Ordinary shares issued
2
1,465
1,467
Net loss on cash flow hedges
removed from equity and reported
in income
644
644
Net loss on cash flow hedges
(1,102)
(1,102)
Deferred taxation on cash flow
hedges
(304)
(304)
Net gain on available-for-sale
financial assets
60
60
Acquisition of shares
(26)
(26)
Transfer from non-distributable
reserves       (5)
5
 -
Translation (2,639)
202
(2,437)
Balance at 31 December 2002
56           9,551
138
360
(1,583)             3,853
12,375
Note                    24
24
*
Non-distributable reserves comprise a surplus on disposal of company shares of $16m (R141m) and a negative foreign equity reserve of $ nil (R3m).
** Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.
Ordinary              Non-
 Foreign
Other
Share-
share       Share
distributable     currency
comprehensive
Retained
holders'
Figures in million
capital
premium
reserves*
translation
income**
earnings
equity

1

Accounting policies
The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous years. These accounting policies conform with International Accounting Standards (IAS) and South African Statements of Generally Accepted Accounting Practice.

South African Statement of Generally Accepted Practice AC 133, Financial Instruments: Recognition and Measurement, has been adopted ahead of its effective date.

AngloGold presents its consolidated financial statements in US Dollars. The group's presentation currency is US Dollars since the majority of its sales are in US Dollars. The measurement currency is dependent on where the subsidiary operates.

The following method of translation has been used:
equity items other than net profit at the closing rate on each balance sheet date;
assets and liabilities at the closing rate on each balance sheet date;
income, expenses and cash flows at the average exchange rate; and
resulting exchange differences are included in equity.

To assist investors in South Africa, amounts have also been disclosed in SA Rands. This is supplementary to the information required by IAS. AngloGold the company, presents its results in SA Rands.

BASIS OF CONSOLIDATION

The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.

The financial statements of subsidiaries and joint ventures are prepared for the same reporting period as the holding company, using the same accounting policies.

Where an investment in a subsidiary or a joint venture is acquired or disposed of during the financial year, its results are included from, or to the date control became, or ceased to be effective.

All inter-group transactions and balances are eliminated on consolidation. Unearned profits that arise between group entities are eliminated.

FOREIGN ENTITIES

Assets and liabilities (both monetary and non-monetary) of foreign entities are translated at the closing rate. Income statement items are translated at an average rate of exchange for the period. Exchange differences are taken directly to a foreign currency translation reserve.

ACQUISITION AND GOODWILL ARISING THEREON

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the life of the mine or 20 years.

The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.

Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

JOINT VENTURES

A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group's interest in a jointly controlled entity is accounted for by proportionate consolidation.

ASSOCIATES

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

1

Accounting policies (continued)
The carrying values of the investments in associates represent the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and losses and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.

MINING ASSETS

Mining assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such costs are financed by borrowings.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred.

Mine development costs are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Amortisation is first charged on new mining ventures from the date it is capable of commercial production.

Proved and probable mineral reserves reflect estimated economically recoverable quantities which can be recovered in future from known mineral deposits.

Stripping costs incurred during the production phase to remove additional waste ore are deferred and charged to operating costs on the basis of the average life-of-mine stripping ratio.

The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life of the mine ratio is recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalised as mine development costs when the actual stripping ratio exceeds the average life- of-mine stripping ratio. When the actual stripping ratio is below the average life of the mine ratio, sufficient previously capitalised costs are expensed to increase the cost up to the average. Thus, under this method, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

Mine infrastructure
Plant, equipment and buildings are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves.

Land
Land is not depreciated.

Mineral rights, dumps and ore reserves
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves.

Dumps are amortised over the period of treatment.

Ore reserves are measured mining resources which, when proved and probable, are transferred to mine development costs and amortised from the date on which commercial production begins.

If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment in value.

Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred.

Leased assets
Assets subject to finance leases are capitalised at cost with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period of use of the assets concerned.

1

Accounting policies (continued)
Research and exploration expenditure
Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre- production expenditure ceases when the mining property is capable of commercial production.

Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
• gold in process is valued at the average total production cost at the relevant stage of production;
• gold on hand is valued on an average total production cost method;
• ore stockpiles are valued at the average moving cost of treating and processing the ore;
• by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method; and
• consumable stores are valued at average cost.

Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits
The group operates a defined benefit pension plan and post retirement medical aid benefit plans, and a number of defined contribution pension plans.

DEFINED BENEFIT PLANS

The cost of providing benefits to the group's defined pension and post-retirement benefit plans are determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the defined benefit plans are recognised as income or expense when the cumulative unrecognised gains or losses for each individual plan exceed the greater of 10% of the defined benefit obligation and 10% of the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans. Where the fair value of the plan assets exceeds the present value of the obligation, the resulting net asset is not recognised in respect of South African plans due to requirements under the Surplus Distribution legislation.

DEFINED CONTRIBUTION PLANS

Contributions to defined contribution plans in respect of services during that year are recognised as an expense in that year.

Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

DECOMMISSIONING COSTS

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cashflows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

RESTORATION COSTS

The provision for restoration represents the cost for restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cashflows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Restoration costs are accrued and expensed over the operating life of each mine using the units-of-production method based on estimated proved and probable mineral reserves. Expenditure on ongoing restoration costs is brought to account when incurred.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
1

Accounting policies (continued)
ENVIRONMENTAL REHABILITATION TRUST

Annual contributions are made to the AngloGold Environmental Rehabilitation Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

The environmental rehabilitation obligations in respect of the non South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.

Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
•   the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;

•   dividends are recognised when the right to receive payment is established; and
•   interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Deferred taxation
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at current tax rates.

Financial instruments
Financial instruments recognised on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.

Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the company loses the contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.

DERIVATIVES

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines.

IAS39 (AC133) requires that derivatives be treated as follows:
•   Commodity based ("normal purchase or normal sale") contracts that meet the requirements of IAS39 are recognised in earnings when they are settled by physical delivery.

•   Where the conditions in IAS39 for special hedge accounting are met the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. The group enters into cash flow hedges whereby the effective portion of fair value gains or losses is recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate.

 •  All other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
82
1

Accounting policies (continued)
INVESTMENTS

Listed investments, other than investments in subsidiaries, joint ventures, and associates, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date. Unlisted investments are shown at fair value, or at cost where fair value cannot be reliably measured.

Investments classified as available-for-sale financial assets are subsequently measured at fair value, with changes in fair value recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

LONG-TERM LOANS RECEIVABLE

Long-term loans receivable are subsequently measured at amortised cost using the effective interest rate method.

TRADE AND OTHER RECEIVABLES

Trade and other receivables originated by the group are subsequently measured at amortised cost less allowance for doubtful debts.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date an assessment is made of whether there is any evidence of impairment of financial assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised in income for the difference between the recoverable amount and the carrying amount.

FINANCIAL LIABILITIES

Financial liabilities, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisations. Trading financial liabilities and derivatives are subsequently measured at fair value.

2

Segmental information
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.

The secondary reporting format is by geographical analysis by origin and destination.

Geographical analysis by origin is as follows:
Operating profit
Gold
excluding unrealised
Average number
income
non-hedge derivatives
EBITDA
of employees
2002        2001         2002         2001         2002         2001         2002         2001
US Dollars
South Africa
930
1,298
389
341
373
351
46,657
64,881
East & West Africa
329
250
129
87
190
134
2,276
1,627
South America
195
177
84
65
118
98
2,656
2,292
North America
152
161
3
16
59
58
909
854
Australia
155
155
33
18
55
38
599
726
1,761
2,041
638
527
795
679
53,097
70,380
SA Rands
South Africa
9,718
11,164
4,102
3,036
3,923
3,118
East & West Africa
3,428
2,171
1,343
758
1,980
1,156
South America
2,032
1,529
878
557
1,234
847
North America
1,581
1,377
17
134
616
491
Australia
1,613
1,349
343
162
579
338
18,372
17,590
6,683
4,647
8,332
5,950

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

2
Segmental information (continued)
Gold   Gold
production  production
(oz 000)
(kg)
2002  2001  2002  2001
South Africa
3,412
4,670
106,106
145,247
East & West Africa
1,085
868
33,754
26,992
South America
478
441
14,854
13,709
North America
462
496
14,371
15,436
Australia
502
508
15,626
15,819
5,939
6,983
184,711
217,203
Net operating assets
Total assets
Capital expenditure
2002  2001  2002  2001  2002  2001
US Dollars (m)
South Africa
1,012
858
1,663
1,283
112
106
East & West Africa
433
448
777
721
27
34
South America
435
302
579
465
27
23
North America
403
338
438
381
74
93
Australia
239
202
507
449
31
42
2,522
2,148
3,964
3,299
271
298
SA Rands (m)
South Africa
8,681
10,260
14,262
15,349
1,168
915
East & West Africa
3,709
5,353
6,661
8,624
287
287
South America
3,732
3,619
4,965
5,562
283
201
North America
3,461
4,044
3,756
4,557
776
800
Australia
2,047
2,418
4,354
5,370
328
364
21,630
25,694
33,998
39,462
2,842
2,567
Geographical analysis by destination is as follows:
Gold income
US Dollars (m)
SA Rands (m)
2002 2001  2002  2001
South Africa
601
31
6,269
270
North America
144
1,225
1,505
10,562
Australia
145
180
1,508
1,547
Europe
437
410
4,560
3,531
United Kingdom
434
195
4,530
1,680
1,761
2,041
18,372
17,590

3
Revenue
Revenues consists of the following principal categories:
17,590
18,372
Gold income (note 2)
1,761
2,041
543
522
Sale of uranium, silver and sulphuric acid
50
60
176
373
Interest receivable (note 6)
36
20
18,309
19,267
1,847
2,121
4
Cost of sales
10,454
9,812
Cash operating costs
939
1,226
240
291
Other cash costs
28
29
10,694
10,103
Total cash costs
967
1,255
185
30
Retrenchment costs (note 10)
3
22
123
119
Rehabilitation and other non-cash costs
12
13
11,002
10,252
Production costs
982
1,290
1,884
2,566
Amortisation of mining assets (notes 9, 14 and 30)
245
220
12,886
12,818
Total production costs
1,227
1,510
87
(268)
Inventory change
(24)
9
12,973
12,550
1,203
1,519
5      Exploration costs

382
532
Expenditure incurred during the year
51
44
(154)
(236)
Expenditure transferred to mining assets
(23)
(18)
228
296
28
26
6      Investment income

Investment income consists of the following
principal categories:
176
373
Interest receivable (notes 3 and 30)
36
20
7
37
Profit from associates after taxation (notes 16 and 30)
4
1
Growth in AngloGold Environmental Rehabilitation
42
36
Trust (notes 19 and 30)
3
5
225
446
43
26
7
Other net expenses
Other net expenses consist of the following
principal categories:
(16)
(45)
Foreign exchange loss on transactions other than sales
(4)
(2)
(10)
(30)
Loss on disposal of assets (note 30)
(3)
(2)
-
(49)
Post-retirement medical expenses for disposed mines
(5)
 -
(26)
(124)
(12)
(4)
Unwinding of decommissioning obligation
(22)
(40)
(notes 26 and 30)
(4)
(3)
(48)
(164)
(16)
(7)
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars
GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
8     Finance costs

606
377
Interest paid on bank loans and overdrafts
36
72
7
-
Interest paid on debentures

1
 -
87
Other
8
 -
613
464
Total interest
44
73
(5)
-
Less: amounts capitalised
-
(1)
608
464
(Note 30)
44
72
9
Profit before exceptional items is
arrived at after taking account of:
Auditors' remuneration
8
10
Audit fees
1
1
1
-
Under provision prior year
-
 -
2
2
Other services*
-
 -
11
12
1
1
Amortisation of mining assets (notes 4, 14 and 30)
1,857
2,526
Owned assets
241
217
27
40
Leased assets
4
3
1,884
2,566            245
220
38
46
Grants for educational and community development
4
4
33
47
Operating lease charges
5
4
* Other services include IT Security reviews and
acting as reporting accountants
10    Employee benefits
Employee benefits including executive directors
4,663
4,110
Salaries, wages and other benefits
392
538
Health care and medical scheme costs
229
241
- current medical expenses
23
27
55
52
- post-retirement medical expenses
5
5
300
210
Defined contribution pension plans expense
20
35
185
30
Retrenchment costs (note 4)
3
22
5,432
4,643
Employee benefits included in cost of sales
443
627
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
35
40
- current service cost
4
4
84
99
- interest cost
9
10
(91)
(87)
- expected return on plan assets
(8)
(11)
20
(9)
- actuarial (gain) loss
(1)
2
Defined benefit post-retirement medical expense
6
10
- current service cost
1
1
98
72
- interest cost
7
11
 -
(3)
- actuarial gain
-
 -
 -
(153)
- curtailment
(15)
 -
152
(31)
(3)
17
Actual return on plan assets
91
6
Defined benefit pension plan
1
11
Refer to directors' report for details of
directors' emoluments
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
86
11    Taxation
Current taxation
375
373
Mining taxation
32
41
509
832
Non-mining taxation
83
55
 -
41
Under provision prior year
3
 -
66
68
Secondary tax on companies
6
7
Exceptional items (note 12)
 -
688
- recoupments tax on Free State disposal (note 31)
63
-
 -
(78)
- mining tax on Free State operating loss
(10)
 -
950
1,924
177
103
Deferred taxation
105
341
Current
34
13
(66)
35
Unrealised non-hedge derivatives (note 12)
4
(5)
Exceptional items
(6)
 -
- debt written off (note 12)
-
 -
 -
(570)
- disposal of Free State operations (note 12)
(50)
 -
33
(194)
(Note 27)
(12)
8
983
1,730           165
111
At 31 December 2001 there was unredeemed capital
expenditure estimated at $298m, R3,564m which was
available for set-off against future taxable income from
the mining operations of Joel mine. Joel mine was
sold with effect from 1 January 2002, resulting in the
unredeemed capital expenditure not being utilised.
The unutilised tax losses of the North American
operations which are available for offset against
future profits earned in the USA, amount to
$182m, R1,561m (2001: $177m, R2,115m).
The unutilised tax losses of the South American
operations which are available for offset against future
profits earned in these countries, amount to $86m,
R738m (2001: $49m, R583m).
Analysis of tax losses
71
Assessed losses utilised during the year
8
Utilised tax losses remaining to be used against
future profits can be split into the following periods:
34
Utilisation required within one year
4
105
Utilisation required within one and two years
12
96
Utilisation required within two and five years
11
2,064
Utilisation in excess of five years
241
2,299
268
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

11    Taxation (continued)
Tax reconciliation
A reconciliation of the marginal South African tax
rate compared with that charged in the income
statement is set out in the following table:
Marginal tax rate
46
46
Disallowable expenditure
4
5
Goodwill amortised
2
2
Taxable non-mining income
(3)
(3)
Amortisation and inventory change
7
12
Mining capital allowances
(11)
(10)
Mining tax formula adjustment
2
(1)
Dividends received
(5)
(7)
Foreign income tax allowances
(14)
(7)
Other
4
(7)
Effective tax rate
32
30
2001 2002
2002
2001
SA cents per share
US cents per share
12    Earnings per ordinary share
1,017
1,552
Basic                    150
114
The calculation of basic earnings per ordinary share is
based on net profit of $332m, R3,444m (2001: $245m,
R2,180m) and 221,883,567 (2001: 214,278,892) shares
being the weighted average number of ordinary shares
in issue during the financial year.
1,156
1,767
Headline
169
131
Headline earnings removes items of a capital nature
from the calculation of earnings per share.
The calculation of headline earnings per ordinary
share is based on headline earnings of $376m, R3,920m
(2001: $281m, R2,476m) and 221,883,567 (2001: 214,278,892)
shares being the weighted average number of ordinary
shares in issue during the year.
Headline earnings before unrealised non-hedge
1,184
1,737
derivatives.                    166
133
This calculation is based on headline earnings before
unrealised non-hedge derivatives of $368m, R3,854m
(2001: $286m, R2,536m) and 221,883,567
(2001: 214,278,892) shares being the weighted average
number of ordinary shares in issue during the
financial year.
1,015
1,545
Diluted
149
114
The calculation of diluted earnings per ordinary share
is based on net profit of $332m, R3,444m (2001: $245m,
R2,180m) and 222,899,926 (2001: 214,715,806) shares
being the diluted number of ordinary shares.
Figures in million
2002
2001
%

12    Earnings per ordinary share (continued)
The net profit has been adjusted by the following to
arrive at headline and headline earnings before
unrealised non-hedge derivatives:
2,180
3,444
Net profit
332
245
259
293
Amortisation of goodwill (notes 15, 16 and 30)
28
29
32
145
Loss on disposal of mines
13
4
Current and deferred taxation on exceptional items
 -
40
disposal of Free State operations (note 11)
3
-
(6)
-
Deferred taxation on debt written off (note 11)
-
-
Other comprises the following:
54
(2)
Termination of retirement benefit plans
-
5
21
-
Debt written off
-
3
3
-
Impairment of mining assets
-
1
(67)
-
Reversal of impairment on investments
-
(6)
2,476
3,920
Headline earnings
376
281
126
(101)
Unrealised (gain) loss on non-hedge derivatives
(12)
10
(66)
35
Deferred tax on unrealised non-hedge derivatives (note 11)
4
(5)
Headline earnings before unrealised non-hedge
2,536
3,854
derivatives
368
286
The weighted average number of shares has been
adjusted by the following to arrive at the diluted
number of ordinary shares:
Weighted average number of shares
221,883,567
214,278,892
Dilutive potential of share options
1,016,359
436,914
Diluted number of ordinary shares
222,899,926
214,715,806
At a general meeting held on 5 December 2002, a share
split was approved by way of a special resolution.
AngloGold's ordinary shares of 50 cents each were
sub-divided into ordinary shares of 25 cents each, with
effect from the close of business on 24 December 2002.
Throughout the annual financial statements presented
herein, the number of shares and the calculation of
earnings per ordinary share have been changed to
retroactively reflect this change in the number of shares.
13    Dividends
Ordinary shares
No. 91 of 550 SA cents per ordinary share declared on
30 January 2002 and paid on 4 March 2002
696
1,223
(49 US cents per share).
109
86
No. 92 of 675 SA cents per ordinary share declared
on 30 July 2002 and paid on 30 August 2002
751
1,505
(64 US cents per share).
142
81
1,447
2,728
251
167
No. 93 of 675 SA cents  per ordinary share was declared
on 30 January 2003 and paid on 28 February 2003
(82 US cents per share).
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars
GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Mineral
Mine
Mine
rights,
development
infra-
dumps and
Figures in million
costs
structure
ore reserves
Land
Total
14.    Mining assets
US Dollars
Cost
Balance at beginning of year
1,863
1,185
250
14
3,312
Additions
- Expand operations
108
60
8
-
176
- Maintain operations
57
38
-
-
95
Acquisition and disposals (note 31)
(346)
(28)
29
-
(345)
Transfers and other movements
10
(4)
(3)
-
3
Translation                 354
128
17
1
500
Balance at end of year
2,046
1,379
301
15
3,741
Accumulated amortisation
Balance at beginning of year
638
594
23
 -
1,255
Amortisation charge for the year
(notes 4, 9 and 30)
118
103
24
 -
245
Disposal (note 31)
(160)
(67)
(1)
 -
(228)
Transfers and other movements
2
(10)
(3)
 -
(11)
Translation                117
80
3

200
Balance at end of year
715
700
46
 -
1,461
Net book value at 31 December 2001
1,225
591
227
14
2,057
Net book value at 31 December 2002
1,331
679
255
15
2,280
SA Rands
Cost
Balance at beginning of year
22,282
14,180
2,997
156
39,615
Additions
- Expand operations
1,136
631
77
-
1,844
- Maintain operations
599
396
-
3
998
Acquisition and disposals (note 31)
(3,822)
(375)
283
1
(3,913)
Transfers and other movements
107
(47)
(22)
(3)
35
Translation            (2,798)
(2,956)
(705)
(33)
(6,492)
Balance at end of year
17,504
11,829
2,630
124
32,087
Accumulated amortisation
Balance at beginning of year
7,630
7,090
289
-
15,009
Amortisation charge for the year
(notes 4, 9 and 30)
1,235
1,077
254
-
2,566
Disposal (note 31)
(1,761)
(739)
(5)
-
(2,505)
Transfers and other movements
17
(101)
(40)
-
(124)
Translation (990)
(1,326)
(98)
-
(2,414)
Balance at end of year
6,131
6,001
400
-
12,532
Net book value at 31 December 2001
14,652
7,090
2,708
156
24,606
Net book value at 31 December 2002
11,373
5,828
2,230
124
19,555
Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $25m, R212m (2001: $14m, R171m).
Mining assets with a carrying value of $254m, R2,180m (2001: $304m, R3,640m) are encumbered by project finance (note 25).

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
15    Goodwill
Cost
3,600
5,726
Balance at beginning of year
479
475
258
-
Fair value adjustment (note 32)
-
30
(76)
-
Transfer
-
(9)
1,944
(1,485)
Translation
15
(17)
5,726
4,241
Balance at end of year
494
479
Accumulated amortisation
544
1,074
Balance at beginning of year
90
72
255
289
Amortisation (notes 12 and 30)
28
29
(76)
-
Transfer                         -
(9)
351
(332)
Translation
2
(2)
1,074
1,031
Balance at end of year
120
90
4,652
3,210
Net book value
374
389
16 Investments in associates
The group has the following associated undertakings:
 A 53.03% (2001: 48.48%) interest in Rand Refinery
Limited, which is involved in the refining of bullion
and by-products which are sourced inter alia from South
Africa and foreign gold producing mining companies.
This investment is equity accounted as AngloGold only
has significant influence and not control over the financial and operating policies of this company. The year end of
Rand Refinery Limited is 30 September.
Equity accounting is based on the results for the
twelve months ended 30 September 2002.
 A 25.0% (2001: 25.0%) interest in Oro Group
(Proprietary) Limited which is involved in the
manufacture and wholesale of jewellery. The year end
of Oro Group (Proprietary) Limited is 31 March.
Equity accounting is based on the results for the
twelve months ended 30 September 2002.
Carrying value of associates consists of:
73
84
Unlisted shares at cost
10
6
75
67
Share of retained earnings brought forward
6
9
7
37
Profit after taxation (notes 6 and 30)
4
1
11
-
Acquisition
-
1
(11)
(19)
Dividends
(2)
(1)
(4)
(4)
Amortisation of goodwill (note 12)
-
 -
 -
-
Translation
1
(3)
151
165
Carrying value
19
13
151
165
Directors' valuation of unlisted associates
19
13
The group's effective share of certain balance sheet items
of its associates is as follows:
85
88
Non-current assets
10
7
102
145
Current assets
17
9
187
233
Total assets
27
16
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
16    Investments in associates (continued)
34
32
Non-current liabilities
4
3
43
73
Current liabilities
8
4
77
105
Total equity and liabilities
12
7
110
128
Net assets
15
9
Reconciliation of the carrying value of investments
in associates with net assets:
110
128
Net assets
15
9
41
37
Goodwill
4
4
151
165
Carrying value
19
13
17    Other investments
Listed investments
3
131
Balance at beginning of year
11
-
124
1,757
Additions
152
14
(3)
(1,824)
Disposals
(158)
 -
 -
60
Fair value adjustments
7
 -
7
(14)
Translation
1
(3)
131
110
Balance at end of year
13
11
131
110
Market value of listed investments
13
11
Unlisted investments
52
75
Balance at beginning of year
6
7
4
1
Additions
-
-
(1)
(15)
Disposals
(1)
-
 -
(1)
Fair value adjustment
-
-
20
(23)
Translation
(1)
(1)
75
37
Balance at end of year
4
6
75
37
Directors' valuation of unlisted investments
4
6
Investment properties
-
69
Balance at beginning of year
6
-
67
-
Impairment reversal per income statement
-
6
2
(19)
Translation
-
-
69
50
Balance at end of year
6
6
69
50
Directors' valuation of investment properties
6
6
275
197
Total other investments
23
23
275
197
Total valuation (note 35)
23
23
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
92
18    Interest in joint ventures
The group's effective share of income, expenses, assets,
liabilities and cash flows of joint ventures, which are
included in the consolidated financial statements, are
as follows:
Income statement
2,350
3,271
Gold income
312
273
(1,435)
(2,149)
Cost of sales
(205)
(166)
915
1,122
Operating profit
107
107
(37)
-
Other net expense
-
(5)
17
10
Investment income
1
2
(176)
(94)
Finance costs
(9)
(20)
719
1,038
Profit on ordinary activities before taxation
99
84
Balance sheet
6,343
4,332
Non-current assets
505
530
1,674
1,201
Current assets
140
140
8,017
5,533
Total assets
645
670
5,732
3,946
Shareholders' equity
460
479
45
-
Minority interests
-
4
Non-current liabilities
1,281
746
Interest-bearing borrowings
87
107
67
60
Provisions
7
6
Current liabilities
478
172
Interest-bearing borrowings
20
40
414
609
Other
71
34
8,017
5,533
Total equity and liabilities
645
670
Cash flow statement
(2,248)
1,573
Cash flows from operating activities
150
(261)
(339)
(178)
Cash flows from investing activities
(17)
(39)
2,704
(1,258)
Cash flows from financing activities
(120)
314
117
137
Net increase in cash and cash equivalents
13
14
19    AngloGold Environmental Rehabilitation
Trust
358
460
Balance at beginning of year
38
47
85
32
Contributions
3
10
-
197
Additional contribution  Free State disposal
19
-
Growth in AngloGold Environmental
42
36
Rehabilitation Trust (notes 6 and 30)
3
5
 -
(253)
Funds transferred in respect of Free State disposal (note 31)
(23)
 -
Additional funds transferred to Free State
-
(197)
Environmental Trust Fund
(19)
-
(25)
-
Expenditure incurred
-
(3)
 -
-
Translation
11
(21)
460
275
Balance at end of year
32
38
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

20    Long-term loans
Unsecured
263
115
Loans to joint venture partners
13
22
Deferred purchase consideration in respect of the sale
 -
326
of the Free State assets
38
 -
50
28
Other
4
4
313
469
55
26
Less: Current portion of long-term loans included
109
3
in current assets
 -
9
204
466
Total long-term loans (note 35)
55
17
21    Trade and other receivables
537
411
Trade debtors
48
45
587
484
Prepayments and accrued income
56
49
262
220
Value added taxation
26
22
 -
688
Receivable in respect of the sale of the Free State assets
80
 -
481
387
Other debtors
45
40
1,867
2,190
(Note 35)
255
156
22    Inventories
At cost
918
983
Gold in process
115
77
34
23
Gold on hand
3
3
224
228
Ore stockpiles
26
19
174
111
By-products
13
14
1,350
1,345
Total metal inventories
157
113
598
503
Consumable stores at average cost
59
50
1,948
1,848
216
163
23    Cash and cash equivalents
2,284
2,900
Cash and deposits on call
338
191
 -
644
Money market instruments
75
-
2,284
3,544
(Note 35)
413
191
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
94
24    Share capital and premium
Share capital
Authorised
400,000,000 ordinary shares of 25 SA cents each
(2001: 200,000,000 ordinary shares of 50 SA cents each.
After sub-division 400,000,000 ordinary shares of
100
100
25 SA cents each)
7
8
2,000,000 A redeemable preference shares of                    -      -
1
1
50 SA cents each

5,000,000 B redeemable preference shares of                    -      -
-        -

1 SA cent each

101
101
7
8
Issued
222,622,022 ordinary shares of 25 SA cents each
(2001: 107,634,058 ordinary shares of 50 SA cents each.
54
56
After sub-division 215,268,116 shares of 25 SA cents each)
7
4
2,000,000 A redeemable preference shares of                    -      -
1
1
50 SA cents each

778,896 B redeemable preference shares of                     -      -
-
-
1 SA cent each

55
57
7
4
Less: A redeemable preference shares held within
(1)
(1)
the group                       -      -

54
56
7
4
Share premium
8,398
9,863
Total share premium
1,166
730
(312)
(312)
Less: Held within the group
(53)
(53)
8,086
9,551
1,113
677
8,140
9,607
Share capital and premium
1,120
681
At a general meeting held on 5 December 2002, a share
split was approved by way of a special resolution.
AngloGold's ordinary shares of 50 cents each were
sub-divided into ordinary shares of 25 cents each, with
effect from the close of business on 24 December 2002.
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

25    Borrowings
Unsecured
 -
4,028
Syndicated loan facility ($600m)
470
-
Interest charged at libor plus 0.7% per annum. Loan
is repayable in February 2005 and is US dollar-based.
2,585
2,264
Syndicated loan facility ($400m)
264
216
Interest charged at libor plus 0.75% per annum. Loan
is repayable in May 2004 and is US dollar-based.
 -
87
Banco Europeu para a Amrica Latina-Brussels
10
-
Interest charged at libor plus 1.75% per annum. Loan
is repayable in monthly instalments commencing
March 2004 and terminating in September 2004 and
is US dollar-based.
 -
72
Syndicated loan facility
9
-
Interest charged at Bank Bill Swop Reference
Rate plus 0,35% per annum. Loan is repayable by
September 2003 and is Australian dollar-based.
91
65
Santander Bank
8
8
Interest charged at libor plus 1.5% per annum.
Loan is repayable in June and July 2003 and is
US dollar-based.
73
52
Itau Bank
6
6
Interest charged at libor plus 1.5% per annum. Loan
is repayable by September 2003 and is US dollar-based.
60
43
HSBC Bamerindus
5
5
Interest charged at libor plus 1.3% per annum. Loan
is repayable in May 2003 and is US dollar-based.
69
19
RMB International (Dublin) Limited
2
6
Interest charged at libor plus 0.82% per annum.
Loan is of a short-term nature and no dates of repayment
are fixed and is US dollar-based.
30
19
Government of Mali
2
3
Interest charged at libor plus 2% per annum. Loans
are repayable in half-yearly instalments terminating
in March 2006 and are US dollar-based.
4,250
-
Syndicated loan facility
-
355
1,450
-
Credit Agricole
-
121
443
-
Loans from Anmercosa Finance Limited
-
37
244
-
Syndicated loan facility
-
20
129
-
Citibank NA
-
11
121
-
Bank Boston
-
10
61
-
Deutsche Bank
-
5
36
-
Dresdner Bank Luxembourg SA
-
3
24
-
Banco do Brasil
-
2
7
-
Economic Development Corporation Limited
-
1
200
-
Local money market short-term borrowings
-
17
9,873
6,649
Total unsecured borrowings
776
826
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
96
25    Borrowings (continued)
Secured
743
441
Geita Syndicated Project finance
51
62
Interest charged at libor plus 1.7% per annum. Loan is
repayable half-yearly until 2007 and is US dollar-based.
579
464
Cerro Vanguardia Syndicated Project finance
54
48
Interest charged at libor plus 1.75% per annum. Loan
is repayable in half-yearly instalments terminating
in December 2004 and is US dollar-based.
315
125
Morila Syndicated Project finance
15
26
Interest charged at libor plus 2% per annum. Loan is
repayable in half-yearly instalments terminating in
December 2005 and is US dollar-based.
79
152
Senstar Capital Corporation
18
7
Interest charged at an average rate of 7.01% per annum.
Loans are repayable in monthly instalments terminating
in November 2009 and are US dollar-based.
99
65
Rolls Royce
8
8
Interest is index linked. Loan is repayable in monthly
instalments terminating in December 2010 and is
US dollar-based.
51
29
Investec
3
4
Interest charged at 6.5% per annum. Loan is repayable
in half-yearly instalments terminating in June 2006
and is US dollar-based.
-
12
Kudu Finance Company
1
-
Interest charged at libor plus 2% per annum. Loan
is repayable in monthly instalments terminating in
December 2010 and is US dollar-based.
-
1
Mineral Laboratories of Australia (Pty) Limited
-
-
Interest charged at libor plus 2% per annum. Loan
is repayable in monthly instalments terminating in
August 2003 and is US dollar-based.
72
-
Sadiola Project Finance
 -
6
11,811
7,938
Total borrowings (note 35)
926
987
Less: Current portion of borrowings included in current
7,619
719
liabilities
84
637
4,192
7,219
Total long-term borrowings
842
350
Amounts falling due
7,619
719
Within one year
84
637
638
2,788
Between one and two years
325
53
3,390
4,355
Between two and five years
508
283
164
76
After five years
9
14
11,811
7,938
(Note 35)
926
987
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

25    Borrowings (continued)
Currency
The currencies in which the borrowings are denominated
are as follows:
305
72
Australian dollars
9
25
200
-
SA Rands
 -
17
11,306
7,866
US Dollars
917
945
11,811
7,938
926
987
Undrawn Facilities
Undrawn borrowing facilities as at 31 December 2002
are as follows:
2,213
1,184
Syndicated loan ($400m)  US Dollar
138
185
 -
1,158
Syndicated loan ($600m)  US Dollar
135
-
Australia and New Zealand Banking Group Limited
 -
168
Australian dollar
20
-
609
-
Syndicated loan  Australian dollar
 -
51
1,767
-
Deutsche Bank  Australian dollar
 -
148
4,589
2,510            293
384
Morila and Geita Project Finance
Secured by a fixed and floating charge over the
project assets (note 14), the hedging contracts and
a pledge over the shares in the project company.
Cerro Vanguardia Project Finance
Secured by a fixed and floating charge over the project
assets (note 14), the major project contracts and a pledge
over the shares in the project company.
Investec
Loan is guaranteed by AngloGold Limited.
The equipment financed by the other secured loans
is used as security for those loans.
26    Provisions
Post-retirement medical funding
773
743
Balance at beginning of year
62
102
(22)
(34)
Disposal (note 31)
(3)
(4)
55
52
Charge to income statement
5
5
(67)
(52)
Less: Utilised during the year
(5)
(5)
4
(9)
Translation
23
(36)
743
700
Balance at end of year
82
62
The provision for post-retirement medical funding
represents the provision for health care benefits for
employees and retired employees and their registered
dependants.
The post-retirement benefit costs are assessed
in accordance with the advice of independent
professionally qualified actuaries. The actuarial
method used is the projected unit credit funding
method.
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
98
26    Provisions (continued)
The assumptions used in calculating the
defined benefit post-retirement medical obligation
is as follows:
%
%
Discount rate
11.5
11.0
Expected increase in healthcare costs
9.2
10.0
Short-term rates ranged from 6.5% to 9.2% and
long-term after 3 years at 5%.
The normal retirement age is 60 years, and fully
eligible age is 55 years.
The last valuation was performed as at 31 December 2002.
Environmental rehabilitation obligations
Provision for decommissioning
401
529
Balance at beginning of year
44
53
(37)
(112)
Acquisition and disposals (note 31)
(10)
(4)
82
10
Change in estimates
1
10
22
40
Unwinding of decommissioning obligation (notes 7 and 30)
4
3
61
(62)
Translation
8
(18)
529
405
Balance at end of year
47
44
Provision for restoration
855
1,078
Balance at beginning of year
90
112
(17)
(179)
Acquisition and disposals (note 31)
(16)
(2)
95
157
Charge to income statement
15
11
 -
10
Change in estimates
1
 -
(164)
(42)
Less: Utilised during the year
(4)
(19)
309
(224)
Translation
7
(12)
1,078
800
Balance at end of year
93
90
Other provisions
119
223
Balance at beginning of year
19
16
43
10
Charge to income statement
1
5
(21)
(69)
Less: Utilised during the year
(8)
(2)
82
(61)
Translation
-
 -
223
103
Balance at end of year
12
19
2,573
2,008
Total provisions
234
215
Other provisions include civil claims and medical
costs arising from former employees, and retirement
benefit provisions referred to in note 29.
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

27   Deferred taxation
Deferred taxation relating to temporary differences is
made up as follows:
Deferred taxation liabilities
4,857
4,369
Mining assets
509
406
133
113
Inventories
13
11
-
66
Other
8
-
4,990
4,548
530
417
Deferred taxation assets
598
589
Provisions
68
50
969
507
Derivatives
59
81
-
7
Other
1
-
1,567
1,103
128
131
3,423
3,445
Net deferred taxation
402
286
The movement on the deferred tax balance is as follows:
4,187
3,423
Balance at beginning of year
286
553
292
 -
Fair value adjustment (note 32)
-
34
33
(194)
Income statement charge (note 11)
(12)
8
(1,064)
415
Taxation of other comprehensive income
40
(102)
179
 -
Effect of adoption of IAS 39
-
25
(500)
(40)
Acquisition and disposals (note 31)
(4)
(63)
296
(159)
Translation
92
(169)
3,423
3,445
Balance at end of year
402
286
28   Trade and other payables
1,166
698
Trade creditors
81
97
542
665
Accruals
78
45
756
782
Other creditors
91
64
2,464
2,145
(Note 35)
250
206
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
100
29   Retirement benefits
South Africa region
The group has made provision for pension and provident
schemes covering substantially all employees. Eligible
employees are members of either AngloGold's defined
benefit fund or one of the industry-based defined
contribution funds.
There is one defined benefit scheme and three defined
contribution schemes. The assets of these schemes are
held in administered trust funds separated from the
group's assets. Scheme assets primarily consist of listed
shares, property trust units and fixed income securities.
Defined benefit pension fund
842
797
Fair value of fund assets
93
70
836
855
Present value of fund obligation
100
70
6
(58)
Plan (liability) asset
(7)
 -
(6)
58
Unrecognised actuarial loss (gain)
7
 -
 -
 -
Amount recognised in balance sheet
-
 -
842
797
Market value of plan assets
93
70
The assumptions used in calculating the above defined
benefit pension plan obligation are as follows:
%
%
Discount rate
11.5
10.5
Pension increase
6.1
6.5
Rate of compensation increase
7.8
7.5
Expected return on plan assets
11.5
10.5
A statutory valuation of the defined benefit pension fund
was performed as at 31 December 2002, and the Pension
Fund was certified by the reporting actuaries as being
in a sound financial position, subject to the deficit being
funded through increased contributions as advised by the
actuaries. In arriving at their conclusions, the actuaries
took into account reasonable long-term estimates of
inflation, increases in wages, salaries and pension as well
as returns on investments. Calculations for the Pension
Funds financial position are carried out in years when a
statutory valuation is not performed.
Contributions to the various defined contribution
retirement schemes are fully expensed during the
year in which they are funded and the cost of
providing retirement benefits for the year amounted
to $17m, R183m (2001: $31m, R263m).
All funds are governed by the Pension Funds Act of 1956
as amended.
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

29    Retirement benefits (continued)
East & West Africa region
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian Government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold.
Australia region
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability, death, resignation or retrenchment. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.
North America region
The AngloGold North America Inc. Retirement Plan and the AngloGold North America Inc. Retiree Medical Plan were incorporated during 1999 with the purchase of the Minorco assets.
Retirement Plan - Substantially all AngloGold North America employees at 31 December 1999 were covered by the AngloGold North America Inc. Retirement Plan (the "Plan"), a non-contributory defined benefit plan. With effect from 31 December 1999, the benefits of the Plan participants were frozen and the Plan was terminated during 2000. Curtailment accounting was applied to the Plan at 31 December 1999 and the liability was extinguished at 31 December 2000 with the termination of the Plan and related distribution of Plan assets to participants. At 31 December 2001, all the Plan assets had been distributed and the Plan has filed its final termination forms with the Federal Government in 2002.
Post-retirement benefits - AngloGold North America provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). This Plan is not funded. With effect 31 December 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at 31 December 1999.
The Retiree Medical Plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long- term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold North America under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2m, R17m, (2001: $2m, R28m). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.
The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2002 and 2001.
Defined Contribution Plan AngloGold North America sponsors a 401 (k) savings plan whereby employees may contribute up to 17% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold North America. AngloGold North America's contributions were $2m, R21m (2001: $2m, R23m) during the year.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars
29    Retirement benefits (continued)
Supplemental Employee Retirement Plan - Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the "SERP"), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2002 who took into account reasonable long-term estimates of inflation, and mortality rates in determining the obligations of AngloGold North America under the SERP. This evaluation of the SERP reflected Plan liabilities of $1m, R9m (2001: $1m, R12m). The SERP is an unfunded plan. The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year was nominal.
South America region
The AngloGold South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrs Sociedade de Previdncia Privada, which is responsible for administering the funds and making arrangements to pay the benefits. On conversion of the defined benefit fund to the defined contribution fund on 30 November 1998, an actuarial liability in the amount of $6m, R51m was calculated. This liability is annually revised by the Mercer, the plans actuary, and provided for under other provisions which as at 31 December 2002 amounted to $3m, R36m.
In December 2001, contributions started to be made to a new PGBL fund, a defined contribution plan similar to the American 401 (k) type of plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrs to the PGBL requires approval from governmental SPC agency (still in process) and is conditional to the full funding of the actuarial liability.
30   Cash generated from operations
3,233
5,331
Profit on ordinary activities before taxation
512
364
Adjusted for:
324
(197)
Non-cash movements
(19)
31
1,884
2,566
Amortisation of mining assets (notes 4, 9 and 14)
245
220
(176)
(373)
Interest receivable (note 6)
(36)
(20)
(7)
(37)
Profit from associates after taxation (notes 6 and 16)
(4)
(1)
Growth in AngloGold Environmental Rehabilitation
(42)
(36)
Trust (notes 6 and 19)
(3)
(5)
10
30
Loss on disposal of assets (note 7)
3
2
22
40
Unwinding of decommissioning obligation (notes 7 and 26)
4
3

7
Other provisions
1
 -
608
464
Finance costs (note 8)
44
72
(53)
(132)
Movement on non-hedge derivatives
(16)
(12)
259
293
Amortisation of goodwill (notes 12, 15 and 16)
28
29
21
 -
Debt written off
 -
3
3
 -
Impairment of mining assets
 -
1
(67)
 -
Reversal of impairments on investments
 -
(6)
32
92
Loss on disposal of mines
8
4
54
(2)
Termination of retirement benefit plans
 -
5
(633)
209
Movements in working capital
(9)
(17)
5,472
8,255
758
673
Movements in working capital:
(193)
488
(Increase) decrease in trade and other receivables
(5)
65
(551)
85
(Increase) decrease in inventories
(54)
22
111
(364)
Increase (decrease) in trade and other payables
50
(104)
(633)
209
(9)
(17)

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars
31   Acquisitions and disposals
Acquisitions and disposals can be summarised as follows:
1,245
1,408
Mining assets (note 14)
117
156
 -
253
Environmental Trust Fund (note 19)
23
 -
 -
130
Trade and other receivables
11
 -
55
2
Inventories
 -
7
 -
(81)
Cash and cash equivalents
(8)
 -
 -
40
Minority interests
4
 -
 -
384
Borrowings
38
 -
(76)
(325)
Provisions (note 26)
(29)
(10)
(500)
(40)
Deferred taxation (note 27)
(4)
(63)
(36)
(163)
Trade and other payables
(15)
(5)
688
1,608
Carrying value
137
85
(32)
(145)
Loss on disposal of mines
(13)
(4)
656
1,463
Net sale (purchase) consideration
124
81
222
(688)
Recoupments taxation (note 11)
(63)
28
 -
(291)
Deferred sale consideration
(26)
 -
 -
81
Cash and cash equivalents
8
 -
878
565
Net cash flow on disposal (acquisition)
43
109
Net cash flow on disposal (acquisition) can be
878
565
summarised as follows:
43
109
 -
(979)
Purchase of additional interest in Cerro Vanguardia
(97)
 -
 -
1,544
Sales consideration for Free State assets and Stone & Allied
140
 -
878
 -
Sale of Elandsrand, Deelkraal and Vaal River shaft No 2
-
109
Acquisition comprises the following:
Cerro
Cerro
Vanguardia
Vanguardia
1,292
Mining assets (note 14)
128
151
Trade and other receivables
15
71
Inventories
7
81
Cash and cash equivalents
8
(40)
Minority interests
(4)
(384)
Borrowings
(38)
(30)
Provisions (note 26)
(3)
40
Deferred taxation (note 27)
4
(121)
Trade and other payables
(12)
1,060
Carrying value
105
(81)
Cash and cash equivalents
(8)
979
Net cash flow on acquisition
97

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
31   Acquisitions and disposals (continued)
Disposals comprise the following:
Elandsrand,
Elandsrand,
Deelkraal
Deelkraal
and
and
Vaal River
Free State and
Free State and
Vaal River
shaft no 2
Stone & Allied
Stone & Allied
shaft no 2
1,245
2,700
Mining assets (note 14)
245
156
 -
253
Environmental Trust Fund (note 19)
23
-
 -
281
Trade and other receivables
26
-
55
73
Inventories
7
7
(76)
(355)
Provisions (note 26)
(32)
(10)
(500)
-
Deferred taxation (note 27)
-
(63)
(36)
(284)
Trade and other payables
(27)
(5)
688
2,668
Carrying value
242
85
(32)
(145)
Loss on disposal of mines
(13)
(4)
656
2,523
Sale consideration
229
81
222
(688)
Recoupments taxation (note 11)
(63)
28
 -
(291)
Deferred sale consideration
(26)
-
878
1,544
Net cash flow on disposals
140
109
During July 2002, an agreement was concluded with
Prez Companc International to acquire its entire 46.25%
equity interest in Cerro Vanguardia SA, including a loan
for a consideration of $105m, R1,060m.
The Free State assets were disposed to a joint venture
between Harmony Gold Mining Company Limited
and African Rainbow Minerals (Proprietary) Limited with
effect 1 January 2002 for a net consideration of R2,5bn.
The net purchase consideration of R2.5bn consists of
the contractual amount of R2.2bn and the refund of
recoupments taxation of R0.7bn less the deferred
compensation of R0.4bn payable on 1 January 2005.
Stone & Allied Industries (O.F.S) Limited was sold on
1 October 2002 to a group of black entrepreneurs
for a consideration of R5m.
32   Subsequent changes in value of
identifiable assets and liabilities
During 2001, there was a subsequent change to the fair
value of assets acquired in Geita Gold Mining Limited
(Geita) and Societe des Mines de Morila S.A (Morila) as
at 15 December and 3 July 2000 respectively.
Subsequent to acquisition, additional evidence and
audited financial statements were available to assist with
the estimation of amounts assigned to the assets of Geita
and Morila which resulted in fair value adjustments.
(17)
-
Mining assets
-
(2)
258
-
Goodwill (note 15)
-
30
(292)
-
Deferred taxation (note 27)
-
(34)
51
-
Trade and other payables
-
6
 -
-
-
-
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
33     Related parties

Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:

2002             2001
Amounts
Amounts
Purchases             owed
Purchases
owed
from related
to related
from related
to related
parties          parties           parties           parties
US Dollars (m)
With fellow subsidiaries of the Anglo American plc group
Boart Longyear Limited - mining services
9         -              11                       1
Mondi Limited - timber
18          1               15     1
Scaw Metals - A Division of Anglo Operations Limited -
steel and engineering
11          1                13     1
Shaft Sinkers (Pty) Ltd - mining services
 -         -             12    1
With associates
Rand Refinery Limited - gold refinery
2        -              3  -
SA Rands (m)
With fellow subsidiaries of the Anglo American plc group
Boart Longyear Limited - mining services
89
3
97
8
Mondi Limited - timber
189
5
132
8
Scaw Metals - A Division of Anglo Operations Limited -
steel and engineering
113
4
115
13
Shaft Sinkers (Pty) Ltd - mining services
  -           -
107
12
With associates
Rand Refinery Limited - gold refinery
24
3
26
-
Directors
Details relating to directors' emoluments and shareholdings in the company are disclosed in the directors' report.
Shareholders
The principal shareholders of the company are detailed on page 141.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
2001
2002
Figures in million
2002
2001
SA Rands
US Dollars
34    Commitments and contingencies
Acquisition of mining assets
1,017
918
Contracted for
107
85
6,004
3,234
Not contracted for
377
502
7,021
4,152
Authorised by the directors
484
587
Allocated for:
Expansion of operations
2,512
1,424
- within one year
166
210
2,655
1,510
- thereafter
176
222
5,167
2,934
342
432
Maintenance of operations
1,112
1,141
- within one year
133
93
742
77
- thereafter
9
62
1,854
1,218
142
155
This expenditure will be financed from existing cash resources and future borrowings.
The group has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $17m, R150m (2001: $7m, R87m).
AngloGold has signed surety in favour of the bankers on the Yatela loan for $8m, R69m (2001:$11m, R132m).
AngloGold North America has $59m of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Limited.
AngloGold has provided a letter of credit for Geita Gold Mining Company Ltd for $19m, R163m (2001: Nil).
Various equipment tax claim guarantees in South America in the amount of $7m, R63m.
35
Risk management activities
In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.
CONTROLLING RISK IN THE GROUP

The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury Committee, chaired by the independent chairman of the AngloGold Audit Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency and liquidity risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.
GOLD PRICE AND CURRENCY RISK

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US Dollars which exposes the group to the risk that fluctuations in the SA Rand/US Dollar, Brazilian real/US Dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings.
A number of products, including derivatives are used to manage well-defined gold price and foreign exchange risks, that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These instruments may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
35
Risk management activities (continued)
NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2002

The group had the following net forward-pricing commitments outstanding against future production.
TABLE A: SUMMARY: ALL OPEN CONTRACTS IN THE GROUP' S GOLD HEDGE POSITION AS AT 31 DECEMBER 2002

Year 2003
2004
2005
2006
2007     2008-2012
Total
Dollar/Gold
Forward contracts
Amount (kg)
15,289
18,056
25,049
19,862
18,974
25,878
123,108
$/oz
$307
$313
$325
$333
$337
$355
$331
Put options purchased
Amount (kg)
5,808
796
757
563
728
8,652
$/oz
$352
$291
$291
$291
$292
$332
*Delta (kg)
2,353
119
129
99
126
2,826
Put options sold
Amount (kg)
12,752
7,465
20,217
$/oz
$307
$317
$311
*Delta (kg)
1,837
2,034
3,871
Call options purchased
Amount (kg)
4,555
572
5,127
$/oz
$351
$360
$352
*Delta (kg)
2,339
277
2,616
Call options sold
Amount (kg)
18,830
5,829
16,360
14,681
14,308
54,245
124,253
$/oz
$332
$330
$322
$329
$336
$363
$344
*Delta (kg)
13,150
3,835
11,415
9,983
9,656
35,963
84,002
Rand/Gold
Forward contracts
Amount (kg)
15,936
12,476
9,855
6,335
4,541
3,732
52,875
R/kg
R82,931
R98,532
R119,730
R108,426
R114,915
R119,580
R101,860
Put options purchased
Amount (kg)
1,875
1,875
1,875
1,875
7,500
R/kg
R93,602
R93,602
R93,602
R93,602
R93,602
*Delta (kg)
399
322
258
209
1,188
Call options sold
Amount (kg)
6,553
4,688
4,687
4,688
2,986
11,944
35,546
R/kg
R100,140
R115,284
R131,944
R132,647
R173,119
R209,288
R153,424
*Delta (kg)
3,798
2,340
2,259
2,620
1,076
4,900
16,993

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
35
Risk management activities (continued)
Year 2003
2004
2005
2006
2007     2008-2012
Total
A Dollar/Gold
Forward contracts
Amount (kg)
16,392
5,443
6,221
9,331
8,398
13,343
59,128
A$/oz
A$544
A$548
A$652
A$644
A$590
A$603
A$591
Call options purchased
Amount (kg)
3,888
3,110
6,221
3,732
11,197
28,148
A$/oz
A$701
A$724
A$673
A$668
A$702
A$693
*Delta (kg)
1,251
1,368
3,776
2,400
7,469
16,264
Call options sold
Amount (kg)
4,821
4,821
A$/oz
A$662
A$662
*Delta (kg)
2,354
2,354
Total net gold
Delta (kg)
64,243
40,279
53,818
44,663
40,371
76,348
319,722
Delta (oz)
2,065,462
1,295,012
1,730,288
1,435,961
1,297,969
2,454,640
10,279,332
Rand/Dollar (000)
Call options sold
Amount ($)
10,000
10,000
ZAR per $
R9.12
R9.12
*Delta ($)
1,550
1,550
A Dollar (000)
Forward contracts
Amount ($)
29,428
29,275
10,847
69,550
$ per A$
A$0.59
A$0.59
A$0.51
A$0.58
* The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2002.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $446,6m (negative R3.81bn) as at 31 December 2002. These values were based on a gold price of $345,50/oz, exchange rates of R/$8,53 and A$/$0,56 and the prevailing market interest rates and volatilities at the time.
INTEREST RATE AND LIQUIDITY RISK

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimising risks. The group is able to actively source financing at competitive rates.
The group has sufficient undrawn borrowing facilities available to fund any working capital requirements.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
35
Risk management activities (continued)
INVESTMENT MATURITY PROFILE

Fixed rate
Floating rate
investment    Effective
investment    Effective
amount
rate         amount
rate
Maturity date
Currency
million
%
million
%
Less than one year
$
80
1.4
119
0.3
 ZAR
534
12.0
1,067
11.7
A$
15
4.0
N$
51
12.0
35
10.5
FCFA
3,706
3.0
BORROWING MATURITY PROFILE (NOTE 25)

Between                         Between
Within one year
one and two years
two and five years
After five years
Borrowings    Effective

Borrowings    Effective

Borrowings    Effective

Borrowings
Effective
amount
rate         amount
rate         amount
rate         amount
 rate
Currency
million
%
million
%
million
%
million
 %
$
75
3.4
325
2.5
508
2.6
9
5.4
A$
15
5.3
INTEREST RATE RISK

Fixed for less than
Fixed for between
Fixed for greater than
one year
one and three years
three years
Total
Borrowings    Effective
Borrowings    Effective
Borrowings    Effective
borrowings
amount
rate
          amount
rate
          amount
rate
         amount
Currency        million
%           million
%           million
%          million
$
893
2.6
6
5.9
18
6.3
917
A$
15
5.3
15
CREDIT RISK

Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of the highest quality. Where possible, management tries to ensure that netting agreements are in place.

Trade debtors comprise a small group of international companies. No provision for doubtful debts was made as the principal debtors continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group believes that no concentration of credit exists.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the group financial statements
for the year ended 31 December 2002
35
Risk management activities (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December are as follows:
TYPE OF INSTRUMENT

2002
2001
Carrying                             Carrying
Figures in million
amount
Fair value
amount
Fair value
US Dollars
Investments (note 17)
23
23
23
23
Long-term loans (note 20)
55
55
26
26
Trade and other receivables (note 21)
255
255
156
156
Cash and cash equivalents (note 23)
413
413
191
191
Borrowings (note 25)
926
926
987
987
Trade and other payables (note 28)
250
250
206
206
Derivatives comprise the following:
(241)
(447)
(167)
(238)
Forward sale commodity contracts
(151)
(194)
(131)
(124)
Option contracts
(73)
(236)
9
(66)
Foreign exchange contracts
(17)
(17)
(26)
(26)
Foreign exchange option contracts
-
-
(19)
(22)
SA Rands
Investments (note 17)
197
197
275
275
Long-term loans (note 20)
469
469
313
313
Trade and other receivables (note 21)
2,190
2,190
1,867
1,867
Cash and cash equivalents (note 23)
3,544
3,544
2,284
2,284
Borrowings (note 25)
7,938
7,938
11,811
11,811
Trade and other payables (note 28)
2,145
2,145
2,464
2,464
Derivatives comprise the following:
(2,071)
(3,834)
(1,995)
(2,852)
Forward sale commodity contracts
(1,298)
(1,665)
(1,568)
(1,490)
Option contracts
(627)
(2,023)
109
(789)
Foreign exchange contracts
(146)
(146)
(308)
(309)
Foreign exchange option contracts
-
-
(228)
(264)
The fair value amounts include off balance sheet designated hedges.

GROUP FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
35
Risk management activities (continued)
DERIVATIVE MATURITY PROFILE

2002
Figures in million
Total
Assets
Liabilities
US Dollars
Total
(241)
297
(538)
Less: Amounts to mature within twelve months of balance sheet date
69
(233)
302
Amounts to mature thereafter
(172)
64
(236)
SA Rands
Total
(2,071)
2,545
(4,616)
Less: Amounts to mature within twelve months of balance sheet date
592
(1,996)
2,588
Amounts to mature thereafter
(1,479)
549
(2,028)
2001
Figures in million
Total
Assets
Liabilities
US Dollars
Total
(167)
243
(410)
Less: Amounts to mature within twelve months of balance sheet date
122
(128)
250
Amounts to mature thereafter
(45)
115
(160)
SA Rands
Total
(1,995)
2,906
(4,901)
Less: Amounts to mature within twelve months of balance sheet date
1,450
(1,534)
2,984
Amounts to mature thereafter
(545)
1,372
(1,917)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

INVESTMENTS, LONG-TERM LOANS, TRADE AND OTHER RECEIVABLES, CASH AND CASH EQUIVALENTS AND TRADE AND OTHER PAYABLES

The carrying amounts approximate fair value because of the short-term duration of these instruments.

BORROWINGS

The existing debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

DERIVATIVES

The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2002.

36

Events after balance sheet date
AngloGold enters into a purchase and sale agreement on Jerritt Canyon Joint Venture.

On 27 February 2003, AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. on its interests in the Jerritt Canyon Joint Venture. This follows an unsolicited offer by Queenstake to the Jerritt Canyon Joint Venture partners. AngloGold owns 70% of the joint venture and is the operator and managing partner of the Jerritt Canyon mine. In terms of the agreement, Queenstake will pay the Jerritt Canyon Joint Venture $8m on closing, with $6m in deferred payments, with additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close no later than 31 March 2003.

For the year ended 31 December 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249/oz.

AngloGold does not expect this sale to have a material impact on the expected gold production for 2003.

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Company income statement
for the year ended 31 December 2002
The company annual financial statements are a statutory requirement, and are accordingly presented in SA Rands only.
Revenue
1
10,356
11,629
Gold income
1
9,718
11,164
Cost of sales
2
(6,383)
(8,216)
3,335
2,948
Non-hedge derivatives
794
(147)
Operating profit*
4,129
2,801
Corporate administration and other expenses
(227)
(197)
Market development costs
(173)
(133)
Net inter-company royalties, dividends and interest
(336)
(324)
Exploration costs
(126)
(95)
Investment income
3
318
54
Other net expenses
4
(72)
(30)
Finance costs
5
(162)
(189)
Abnormal item  settlement of claim
(102)

Profit before exceptional items
6
3,249
1,887
Amortisation of goodwill
11
(4)
(4)
Loss on disposal of mines
25
(80)
(32)
Loss on sale of assets
(14)

Debt written off
(56)
(21)
Profit on ordinary activities before taxation
3,095
1,830
Taxation
8
(1,138)
(602)
Net profit
1,957
1,228
*
Operating profit excluding unrealised non-hedge derivatives
4,112
3,029
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Company balance sheet
as at 31 December 2002
ASSETS

Non-current assets
Mining assets
10
7,974
10,126
Investments in associates
11
165
151
Investments in subsidiaries
5,747
5,795
Other investments
12
18
127
AngloGold Environmental Rehabilitation Trust
13
185
339
Inter-group balances
3,953
4,408
Derivatives
28
524
514
Long-term loans
14
333
36
18,899
21,496
Current assets
Derivatives
28
1,546
1,602
Trade and other receivables
15
1,078
690
Inventories
16
397
475
Current portion of inter-group balances

769
Cash and cash equivalents
17
1,641
686
4,662
4,222
Total assets
23,561
25,718
EQUITY AND LIABILITIES

Shareholders' equity*
9,836
8,825
Non-current liabilities
Borrowings
19
2,264
2,585
Provisions
20
1,068
1,333
Inter-group balances
2,198
2,637
Deferred taxation
21
2,692
2,557
Derivatives
28
1,171
1,722
9,393
10,834
Current liabilities
Derivatives
28
2,124
2,865
Trade and other payables
22
1,161
1,066
Current portion of borrowings
19

1,718
Taxation
1,047
410
4,332
6,059
Total equity and liabilities
23,561
25,718
*
Shareholders' equity is analysed in the statement of changes in shareholders' equity (see page 115).
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Company cash flow statement
for the year ended 31 December 2002
Cash flows from operating activities
Cash receipts from customers
10,143
11,617
Cash paid to suppliers and employees
(6,347)
(9,392)
Cash generated from operations
24
3,796
2,225
Interest received
248
47
Contributions to the AngloGold Environmental Rehabilitation Trust
13
(32)
(85)
Dividend received from unlisted associate
11
19
11
Finance costs
5
(162)
(189)
Mining and normal taxation paid
(796)
(564)
Net cash inflow from operating activities
3,073
1,445
Cash flows from investing activities
Capital expenditure
10
- to expand operations
(745)
(800)
- to maintain operations
(406)
(74)
Proceeds from disposal of mine
25
1,544
878
Proceeds from sale of investments
1,828

Associate acquired
11

(11)
Other investments acquired
(291)
(1)
Inter-group loans
(1,478)
427
Repayment of loans advanced
29
1
Net cash inflow from investing activities
481
420
Cash flows from financing activities
Proceeds from issue of share capital
156
85
Share issue expenses
(116)

Proceeds from borrowings
1,842
274
Repayment of borrowings
(1,753)
(325)
Dividends paid
9
(2,728)
(1,447)
Net cash outflow from financing activities
(2,599)
(1,413)
Net increase in cash and cash equivalents
955
452
Cash and cash equivalents at beginning of year
686
234
Cash and cash equivalents at end of year
17
1,641
686
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Company statement of changes in shareholders' equity
for the year ended 31 December 2002
SA Rands
Balance at 31 December 2000
55
8,209
(6)
-
1,957
10,215
Effect of adoption of IAS 39
452
(135)
317
Net profit
1,228        1,228
Dividends (note 9)
(1,447)       (1,447)
Ordinary shares issued
 -
189
189
Net gain on cash flow hedges
removed from equity and reported
in income
(180)            (180)
Net loss on cash flow hedges
(2,617)
(2,617)
Deferred taxation on cash flow
hedges
1,063
1,063
Translation                     57
57
Balance at 31 December 2001
55
8,398
51
(1,282)
1,603
8,825
Net profit
1,957                   1,957
Dividends (note 9)
(2,728)                 (2,728)
Ordinary shares issued
2
1,581
1,583
Share issue expenses written off
(116)
(116)
Net loss on cash flow hedges
removed from equity and reported
in income
539              539
Net gain on cash flow hedges
592
592
Deferred taxation on cash flow
hedges
(430)
(430)
Translation                             (386)
(386)
Balance at 31 December 2002
57
9,863
(335)
(581)
832
9,836
Note       18
18
*
Non-distributable reserves is a surplus on disposal of company shares within the group R141m (2001: R141m), and a downward revaluation of foreign denominated loans and inter-group balances R476m (2001: R90m).
Ordinary and
Ordinary and
Non-
Other com-
preference        preference
distributable
prehensive
Retained
Shareholders'
Figures in million
share capital
share premium
reserves*
income
earnings
equity

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
1
Revenue
Revenue consists of the following principal categories:
Gold income
9,718
11,164
Sale of uranium, silver and sulphuric acid
357
418
Interest receivable (note 3)
281
47
10,356
11,629
2
Cost of sales
Cash operating costs
5,621
7,221
Other cash costs
42
51
Total cash costs
5,663
7,272
Retrenchment costs (note 7)
30
185
Rehabilitation and other non-cash costs
138
66
Production costs
5,831
7,523
Amortisation of mining assets (notes 6, 10 and 24)
607
628
Total production costs
6,438
8,151
Inventory change
(55)
65
6,383
8,216
3
Investment income
Investment income consists of the following principal categories:
Interest receivable (notes 1 and 24)
281
47
Profit from associates after taxation (notes 11 and 24)
37
7
318
54
4
Other net expenses
Other net expenses consist of the following principal categories:
Foreign exchange gain (loss) on transactions other than sales
2
(11)
Post-retirement medical expenses for disposed mines
(41)
-
(39)
(11)
Unwinding of decommissioning obligation (notes 20 and 24)
(33)
(19)
(72)
(30)
5
Finance costs
Interest paid on bank loans and overdrafts
162
182
Interest paid on debentures
 -
7
(Note 24)
162
189
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
6
Profit before exceptional items is arrived at after
taking account of:
Auditors' remuneration
Audit fees
4
3
Under provision prior year
-
1
4
4
Amortisation of mining assets (notes 2, 10 and 24)
- Owned assets
607
628
Grants for educational and community development
25
31
Operating lease charges
24
17
7
Employee benefits
Employee benefits including executive directors
Salaries, wages and other benefits
2,933
4,018
Defined contribution medical plan expense
 current medical expenses
183
227
 post-retirement medical expenses
53
39
Defined contribution pension plan expense
164
263
Retrenchment costs (note 2)
30
185
Employee benefits included in cost of sales
3,363
4,732
Actuarial defined benefit plan expense analysis
Defined benefit pension plan expense
- current service cost
34
35
- interest cost
85
84
- expected return on plan assets
(87)
(91)
- actuarial loss
-
20
Defined benefit post-retirement medical expense
- current service cost
10
6
- interest cost
72
98
- curtailment
(153)
-
(39)
152
Actual return on plan assets
Defined benefit pension plan
6
91
The assumptions used in calculating the pension plan expense are:
%
%
Discount rate
11.5
10.5
Rate of compensation increase
7.8
7.5
Expected return on plan assets
11.5
10.5
Refer to directors' report for details of directors' emoluments.
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
Figures in million
2002
2001
SA Rands
8
Taxation
Current taxation
Mining taxation
378
294
Non-mining taxation
405
240
Under provision prior year
40
-
Exceptional items
-  recoupments tax on Free State disposal (note 25)
688
-
 - mining tax on Free State operating loss
(78)
-
1,433
534
Deferred taxation
Current (note 21)
268
149
Unrealised non-hedge derivatives (note 21)
7
(87)
Exceptional items
 - debt written off

6
 - disposal of Free State operations
(570)
-
(295)
68
1,138
602
2002
2001
Non-mining            Mining   Non-mining          Mining
%                   %                   %                 %
Tax reconciliation
A reconciliation of the mining and non-mining tax
rate compared with that charged in the income statement
is set out in the following table:
Marginal tax rate
38
46
 38                     46
Adjusted for hedge revenue
-
-
 36                    (13)
Disallowed expenditure
2
4
 9                       7
Amortisation and inventory change
 -
17
-                        21
Mining capital allowances
 -
(29)
-                      (20)
Mining taxation formula adjustment
 -
 -
-                        (1)
Dividends received
(14)                          -
(43)                      -
Royalties
-
(22)
-                      (25)
Other
6
4
 2                      5
Effective tax rate
32                        20                          42                    20
At 31 December 2001 there was unredeemed capital expenditure estimated at R3,564m which was available for set-off against future taxable income from the mining operations of Joel mine. Joel mine was sold with effect from 1 January 2002 resulting in the unredeemable capital expenditure not being utilised.

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Figures in million
2002
2001
SA Rands
9
Dividends
Ordinary shares
No. 91 of 550 SA cents per ordinary share declared on 30 January 2002 and paid on 4 March 2002.
1,223
696
No. 92 of 675 SA cents per ordinary share declared on 30 July 2002 and paid on 30 August 2002.
1,505
751
2,728
1,447
No. 93 of 675 SA cents per ordinary share was declared on 30 January 2003 and paid on 28 February 2003.
Mineral
Mine
Mine
rights,
development
infra-
dumps and
costs      structure
ore
reserves
Land
Total
10
Mining assets
SA Rands
Cost
Balance at 31 December 2001
12,848
4,141
371
34
17,394
Additions 1,038
112
1
1,151
Disposals (note 25)
(4,009)
(1,119)
(31)
(13)
(5,172)
Transfers and other movements
(70)
31
39

Balance at 31 December 2002
9,807
3,165
379
22
13,373
Accumulated amortisation
Balance at 31 December 2001
4,578
2,599
91

7,268
Amortisation charge for the year
(notes 2 and 6)
473
112
22

607
Disposals (note 25)
(1,761)
(711)
(5)

(2,477)
Transfers and other movements
(111)
131
(19)

1
Balance at 31 December 2002
3,179
2,131
89

5,399
Net book value at 31 December 2001
8,270
1,542
280
34
10,126
Net book value at 31 December 2002
6,628
1,034
290
22
7,974

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
11
Investment in associates
The company has the following associated undertakings:
 - A 53.03% (2001: 48.48%) interest in Rand Refinery Limited, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. This investment is equity accounted as
AngloGold only has a significant influence and not control over the financial and operating policies of this company. The year end of Rand Refinery Limited is 30 September.
Equity accounting is based on the results for the twelve months ended 30 September 2002.
 - A 25.0% (2001: 25.0%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary)
Limited is 31 March. Equity accounting is based on the results for the twelve months ended 30 September 2002.
Carrying value of associates consists of:
Unlisted shares at cost
84
73
Share of retained earnings brought forward
67
75
Profit after taxation (notes 3 and 24)
37
7
Acquisitions

11
Dividends
(19)
(11)
Amortisation of goodwill (note 24)
(4)
(4)
Carrying value
165
151
Directors' valuation of unlisted associates
165
151
The company's effective share of certain balance sheet items of its associates is as follows:
Non-current assets
88
85
Current assets
145
102
Total assets
233
187
Non-current liabilities
32
34
Current liabilities
73
43
Total equity and liabilities
105
77
Net assets
128
110
Reconciliation of the carrying value of investments in associates with net assets
Net assets
128
110
Goodwill
37
41
Carrying value
165
151
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
12
Other investments
Listed investments
Balance at beginning of year
104

Additions
1,717
104
Disposals
(1,821)

Balance at end of year

104
Market value of listed investments

104
Unlisted investments
Balance at beginning of year
23
22
Additions
1
2
Disposals
(6)
(1)
Balance at end of year
18
23
Directors' valuation of unlisted investments
18
23
Total other investments (note 28)
18
127
Total valuation
18
127
13
AngloGold Environmental Rehabilitation Trust
Balance at beginning of year
339
279
Contributions
32
85
Additional contribution  Free State disposal
197

Additional funds transferred to Free State Environmental Trust Fund
(197)

Expenditure incurred

(25)
Amounts transferred in respect of Free State disposal (note 25)
(186)

Balance at end of year
185
339
14
Long-term loans
Unsecured
Deferred purchase consideration in respect of the sale of the Free State assets
326

Other
7
36
333
36
15
Trade and other receivables
Trade debtors
12
79
Prepayments and accrued income
276
368
South African Revenue Services  Value added taxation
85
123
Receivable in respect of the sale of the Free State assets
688

Other debtors
17
120
(Note 28)
1,078
690
16
Inventories
At cost
Gold in process
220
227
Gold on hand

1
By-products
25
72
Total metal inventories
245
300
Consumable stores at average cost
152
175
397
475
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
17
Cash and cash equivalents
Cash and deposits on call
1,111
686
Money market instruments
530

(Note 28)
1,641
686
18  Share capital and premium
Share capital
Authorised
400,000,000 ordinary shares of 25 cents each (2001: 200,000,000 ordinary shares of 50 cents each.
After sub-division 400,000,000 ordinary shares of 25 cents each)
100
100
2,000,000 A redeemable preference shares of 50 cents each
1
1
5,000,000 B redeemable preference shares of 1 cent each

101
101
Issued
222,622,022 ordinary shares of 25 cents each (2001: 107,634,058 ordinary shares of 50 cents each.
After sub-division 215,268,116 ordinary shares of 25 cents each)
Balance at beginning of year
54
54
Issue of shares
2

Balance at end of year
56
54
2,000,000 A redeemable preference shares of 50 cents each
1
1
778,896 B redeemable preference shares of 1 cent each

Balance at end of year
1
1
Share premium
9,863
8,398
Share capital and premium
9,920
8,453
At a general meeting held on 5 December 2002, a share split was approved by way of a special resolution. AngloGold's ordinary shares of 50 cents each were sub-divided into ordinary shares of 25 cents each, with effect from the close of business on 24 December 2002.
19
Borrowings
Unsecured loans
Syndicated loan facility
2,264
2,585
Interest charged at libor plus 0.75% per annum. The loan is repayable in May 2004 and is US dollar-based
Credit Agricole

1,450
Deutsche Bank

61
Economic Development Corporation

7
Local money market short-term borrowings

200
Total borrowings (note 28)
2,264
4,303
Less: Current portion of borrowings included in current liabilities

1,718
Total long-term borrowings
2,264
2,585
Amounts falling due
Within one year

1,718
Between one and two years
2,264

Between two and five years

2,585
2,264
4,303
Currency
The currency in which the borrowings are denominated is as follows:
Australian dollars

61
SA Rands

200
US Dollars
2,264
4,042
2,264
4,303
Undrawn facilities
Undrawn borrowing facilities as at 31 December 2002 are as follows:
Syndicated loan  US Dollar
1,184
2,213
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
20
Provisions
Post-retirement medical funding
Balance at beginning of year
713
746
Disposal (note 25)
(33)
(22)
Charge to income statement
52
55
Less: Utilised during the year
(52)
(67)
Other

1
Balance at end of year
680
713
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.
The assumptions used in calculating the above defined benefit post retirement medical expense is as follows:
%
%
Discount rate
11.5
11.0
Expected increase in health care costs
9.2
10.0
Short term rates ranged from 6.5% to 9.2% and long-term after 3 years at 5%
The normal retirement age is 60 years, and fully eligible age is 55 years.
The last valuation was performed as at 31 December 2002.
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
325
312
Unwinding of decommissioning obligation (notes 4 and 24)
33
19
Disposal (note 25)
(132)
(37)
Change in estimate

31
Balance at end of year
226
325
Provision for restoration
Balance at beginning of year
295
338
Disposal (note 25)
(186)
(17)
Charge to income statement
53
7
Less: Utilised during the year

(33)
Balance at end of year
162
295
Total provisions
1,068
1,333
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
21
Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Deferred taxation liabilities
Mining assets
3,571
3,919
Inventories
101
97
Other

2
3,672
4,018
Deferred taxation assets
Provisions
458
501
Derivatives
522
960
Net deferred taxation
2,692
2,557
The movement on the deferred tax balance is as follows:
Balance at beginning of year
2,557
3,867
Income statement charge (note 8)
268
149
Unrealised non-hedge derivatives (note 8)
7
(87)
Disposal
(570)
(500)
Taxation of other comprehensive income
430
(872)
Balance at end of year
2,692
2,557
22
Trade and other payables
Trade creditors
200
312
Accruals
398
302
Other creditors
563
452
(Note 28)
1,161
1,066
23
Retirement benefits
Defined benefit pension fund
Fair value of fund assets
797
842
Present value of fund obligation
855
836
Plan (liability) asset
(58)
6
Unrecognised actuarial loss (gain)
58
(6)
Amount recognised in balance sheet

Market value of plan assets
797
842
The assumptions used in calculating the above amounts as at 31 December are:
%
%
Discount rate
11.5
10.5
Pension increase
6.1
6.5
Rate of compensation increase
7.8
7.5
Rate of return on assets
11.5
10.5
A statutory valuation of the defined benefit pension fund was performed as at
31 December 2002, and the Pension Fund was certified by the reporting actuaries as being in a sound financial position, subject to the deficit being funded through increased contributions as advised by the actuaries. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the Pension Fund's financial position are carried out in years when a statutory valuation is not performed.
Contributions to the various defined contribution retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to R183m (2001: R263m).
All funds are governed by the Pension Funds Act of 1956 as amended.
Figures in million
2002
2001
SA Rands

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Figures in million
2002
2001
SA Rands
24
Cash generated from operations
Profit on ordinary activities before taxation
 3,095
1,830
Adjusted for:
Amortisation of mining assets (notes 2, 6 and 10)
607
628
Non-cash movements
339
(38)
Interest receivable (note 3)
(281)
(47)
Profit from associates after taxation (note 3)
(37)
(7)
Unwinding of decommissioning obligation (notes 4 and 20)
33
19
Finance costs (note 5)
162
189
Movement in non-hedge derivatives
(49)
255
Amortisation of goodwill (note 11)
4
4
Debt written off
56
21
Loss on disposal of mines
27
32
Loss on disposal of assets
14

Movements in working capital
(174)
(661)
3,796
2,225
Movements in working capital:
Increase in trade and other receivables
(662)
(17)
Decrease in inventories
5
109
Decrease in trade and other payables
(286)
(207)
Decrease (increase) in current portion of inter-group balances
769
(546)
(174)
(661)
25
Disposals
Elandsrand
Deelkraal
and Vaal
river shaft
Free State
No 2
Mining assets (note 10)
2,695
1,245
Environmental Trust Fund (note 13)
186

Trade and other receivables
274

Inventories
72
55
Provisions (note 20)
(351)
(76)
Deferred taxation

(500)
Trade and other payables
(273)
(36)
Carrying value
2,603
688
Loss on disposal of mines
(80)
(32)
Sale consideration
2,523
656
Recoupments taxation (notes 8 and 15)
(688)
222
Deferred sale consideration
(291)

Net cash flow on disposals
1,544
878

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
26
Related parties
Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:
2002                                                   2001
Purchases           Amounts
Purchases       Amounts
from related
owed to
from related
owed to
Figures in million
parties  related parties
parties  related parties
With fellow subsidiaries of the Anglo American plc group
Boart Longyear Limited  mining services
88                        3                          97                         8
Mondi Limited  timber
189                        5
132                        8
Scaw Metals  A Division of Anglo Operations Limited
steel and engineering
110                        4
115                      13
Shaft Sinkers (Pty) Ltd  mining services

107                      12
With associates
Rand Refinery Limited  gold refinery
24                        3                          26
Figures in million
2002
2001
SA Rands
27
Commitments
Acquisition of mining assets
Contracted for
758
441
Not contracted for
2,022
1,948
Authorised by the directors
2,780
2,389
Allocated for:
Expansion of operations
 within one year
1,088
778
 thereafter
853
1,572
1,941
2,350
Maintenance of operations
 within one year
794
27
 thereafter
45
12
839
39
This expenditure will be financed from existing cash resources and future borrowings.
28

Risk management activities
 In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

CONTROLLING RISK IN THE COMPANY

The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury Committee, chaired by the independent chairman of the AngloGold Audit Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency and liquidity risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.

GOLD PRICE AND CURRENCY RISK

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US Dollars which exposes the company to the risk that fluctuations in the SA Rand/US Dollar exchange rate may also have an adverse effect on current or future earnings.

A number of products, including derivatives are used to manage well-defined gold price and foreign exchange risks, that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
28
Risk management activities (continued)
NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2002

The company had the following net forward-pricing commitments outstanding against future production.
TABLE A: SUMMARY : ALL OPEN CONTRACTS IN THE COMPANY' S GOLD HEDGE POSITION AT 31 DECEMBER 2002

Year 2003
2004
2005
2006
2007      2008-2012
Total
Dollar/Gold
Forward contracts
Amount (kg)
14,013
8,709
2,644
933
3,145
7,309
8,691
$/oz
$319
$301
$372
$426
$355
$374
$213
Put options purchased
Amount (kg)
4,977
4,977
$/oz
$362
$362
*Delta (kg)
2,302
2,302
Put options sold
Amount (kg)
11,819
7,465
19,284
$/oz
$307
$317
$311
*Delta (kg)
1,736
2,034
3,770
Call options purchased
Amount ( kg)
3,888
3,888
$/oz
$351
$351
*Delta (kg)
2,006
2,006
Call options sold
Amount (kg)
15,054
3,857
14,432
13,810
13,188
52,752
113,093
$/oz
$331
$330
$321
$330
$338
$365
$346
*Delta (kg)
10,760
2,516
10,141
9,354
8,828
34,845
76,444
Denotes a long position
Rand/Gold
Forward contracts
Amount (kg)
15,936
12,476
9,855
6,335
4,541
3,732
52,875
R/kg
R82,931
R98,532
R119,730
R108,426 R114,915
R119,580
R101,860
Put options purchased
Amount (kg)
1,875
1,875
1,875
1,875
7,500
R/kg
R93,602
R93,602
R93,602
R93,602 R93,602
*Delta (kg)
399
322
258
209
1,188

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
28
Risk management activities (continued)
Year 2003
2004
2005
2006
2007        2008-2012
Total
Call options sold
Amount (kg)
6,553
4,688
4,687
4,688
2,986
11,944
35,546
R/kg
R100,140
R115,284
R131,944
R132,647
R173,119
R209,288
R153,424
*Delta (kg)
3,798
2,340
2,259
2,620
1,076
4,900
16,993
Total net gold
*Delta (kg)
15,440
6,911
25,157
19,452
17,590
50,787
135,337
*Delta (oz)
496,393
222,186
808,819
625,380
565,521
1,632,830
4,351,129
Rand/Dollar (000)
Call options sold
Amount ($)
10,000
10,000
ZAR per $
R9.12
R9.12
*Delta (kg)
1,550
1,550
*
The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2002.
iThe mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes  n operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of gold at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.
I
NTEREST RATE AND LIQUIDITY RISK
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimising risks. The company is able to actively source financing at competitive rates.
The company has sufficient undrawn borrowing facilities available to fund working capital requirements.

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
28
Risk management activities (continued)
INVESTMENT MATURITY PROFILE

Fixed rate
Floating rate
investment
Effective
investment
Effective
amount
rate
amount
rate
Maturity date
Currency
million
%
million
%
Less than one year
ZAR
1,295
12
237
12
$
4
1
9
1
BORROWING MATURITY PROFILE

Between
one and five years
Borrowings       Effective
amount
rate
Currency
million
%
$
264
2.4
INTEREST RATE RISK

Fixed for less than one year
    Borrowings        Effective
amount
rate
Currency million
%
$
264
2.4
CREDIT RISK

Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The company minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of the highest quality. Where possible, management tries to ensure that netting agreements are in place.
No provision for doubtful debts was made as the principal debtors continue to be in a sound financial position.
The company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The company believes that no concentration of credit exists.

COMPANY FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Notes to the company financial statements
for the year ended 31 December 2002
28
Risk management activities (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments as at 31 December are as follows:
TYPE OF INSTRUMENT

2002
2001
Carrying                                           Carrying
Figures in million
amount
 Fair value
amount
Fair value
SA Rands
Investments (note 12)
18                        18
127
145
Long-term loans (note 14)
333                      333
36
36
Trade and other receivables (note 15)
1,078                   1,078
690
690
Cash and cash equivalents (note 17)
1,641
1,641
686
686
Borrowings (note 19)
2,264
2,264
4,303
4,303
Trade and other payables (note 22)
1,161
1,161
1,066
1,066
Derivatives comprise the following:
(1,225)
(2,034)
(2,471)
(3,504)
Forward sale contracts
(282)
(381)
(1,874)
(1,976)
Option contracts
(832)
(1,542)
(219)
(1,112)
Foreign exchange contracts
(111)
(111)
(149)
(148)
Foreign exchange option contracts

(229)
(268)
The fair value amounts above include off balance sheet designated hedges.
DERIVATIVE MATURITY PROFILE

  2002
Figures in million
Total         Assets
Liabilities
SA Rands
Total
(1,225)
2,070
(3,295)
Less: Amounts to mature within twelve months of balance sheet date
578
(1,546)
2,124
Amounts to mature thereafter
(647)
524                  (1,171)
2001
Figures in million
Total         Assets
Liabilities
Total
(2,471)
2,116
(4,587)
Less: Amounts to mature within twelve months of balance sheet date
1,263
(1,602)
2,865
Amounts to mature thereafter
(1,208)
514
(1,722)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
INVESTMENTS, LONG-TERM LOANS, TRADE AND OTHER RECEIVABLES, CASH AND CASH EQUIVALENTS AND TRADE AND OTHER PAYABLES

The carrying amounts approximate fair value because of the short-term duration of these instruments.
BORROWINGS

The existing debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
DERIVATIVES

The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2002.

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Investment in principal subsidiaries and joint
venture interests
for the year ended 31 December 2002
Nature of
Percentage
Net loan
business
Shares held
held
Book value
account
2002
2001
2002
2001
2002     2001
2002      2001
%
%
Rm
Rm
Rm
Rm
Direct investments
Advanced Mining Software Limited
C
40,000
40,000
100
100
2
2
(7)
(6)
AGRe Insurance Company Limited
H
2
1
100
100
14
17
AngloGold American Investments Limited
1
B
1
1
100
100
928
928
209
(203)
AngloGold Health Service (Pty) Limited
G
8
8
100
100
-
-
68
103
AngloGold Offshore Investments Limited
1
***
B
5,001,000
5,001,000
100
100
3,858
3,904
(1,074)
(1,084)
43,251*
43,251*
100
100
-
-
-
-
AngloGold Ventures (Pty) Limited
F
1
1
100
100
-
-
9
65
Eastvaal Gold Holdings Limited
B
454,464,000
454,464,000
100
100
917
917
(604)
(604)
Igolide Health Networks (Pty) Limited
G
100
100
100
100
-
-
-
-
Masakhisane Investment Limited
B
100
100
100
100
-
-
5
5
Nuclear Fuels Corporation of SA (Pty) Limited
E
1,450,000
1,450,000
100
100
7
7
-
-
Nufcor International Limited
9
E
3,000,000
3,000,000
50
50
18
18
-
-
Rand Refinery Limited **
I
208,471
208,471
53.03
48.48
-
-
-
-
Southvaal Holdings Limited
B
26,000,000
26,000,000
100
100
3
3
(81)
(186)
Stone and Allied Industries (O.F.S.) Limited
D
400,000
100
-
16
-
4
Indirect investments
AngloGold (Colorado) Corporation
5
B
10,000
10,000
100
100
-
-
-
-
AngloGold (Jerritt Canyon) Corporation
5
B
1,000
1,000
100
100
-
-
-
-
AngloGold Argentina Limited
1
B
1
1
100
100
-
-
-
-
AngloGold Argentina S.A.
6
B
1,331,093
1,331,093
100
100
-
-
-
-
AngloGold Australia Investment Holdings Limited
1
B
2,000
2,000
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Australia Limited
8
B
257,462,077
 257,462,077
100
100
-
-
38
83
AngloGold Brasil Ltda
7
B   8,827,437,875     8,827,437,875
100
100
-
-
-
-
AngloGold Brazil Limited
1
B
1
1
100
100
-
-
-
-
AngloGold Finance Australia Holdings Limited
10
B
1,002
1,002
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Finance Australia Limited
10
B
1,002
1,002
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Geita Holdings Limited
1
B
1,000
1,000
100
100
-
-
1,851
2,581
AngloGold Investments Australasia Limited
1
B
2,000
2,000
100
100
-
-
-
-
43,251*
43,251*
100
100
-
-
-
-
AngloGold Investments Australia Pty Ltd
8
B
1
1
100
100
-
-
-
-
AngloGold Investments (Sadex) Limited
1
B
1,000 'A'
1,000 'A'
100
100
-
-
46
62
AngloGold Mining (West Africa) Limited
2
B
5,000
5,000
100
100
-
-
-
-
AngloGold Morila Holdings Limited
1
B
1,000
1,000
100
100
-
-
-
-
AngloGold Namibia (Proprietary) Ltd
3
B
10,000
10,000
100
100
-
-
-
-
AngloGold North America Inc.
5
B
7,902
7,902
100
100
-
-
-
-
AngloGold North American Holdings Limited
1
B
1
1
100
100
-
-
145
139
AngloGold South America Limited
1
B
488,000
488,000
100
100
-
-
-
-
AngloGold South American Holdings Limited
1
B
1
1
100
100
-
-
-
-
AngloGold USA Incorporated
5
B
100
100
100
100
-
-
-
-
Cerro Vanguardia S.A.
6
A
13,875,000
6,937,500
92.50
46.25
-
-
-
-
Chellaston Limited
1
B
2
2
100
100
-
-
-
-
Cluff Resources Limited
9
B
46,819,281
46,819,281
50
50
-
-
-
-
Dysart International Limited
1
B
2
2
100
100
-
-
-
-
Erongo Holdings Limited
1
B
13,334 'A'
13,334 'A'
100
100
-
-
(17)
(23)
Minera~
ao Morro Velho Ltda
7
A   4,585,851,748    4,585,851,748
100
100
-
-
-
-
Minera~
ao Serra Grande S.A.
7
A
499,999,997
499,999,997
50
50
-
-
-
-
Quorum International Limited
1
B
2
2
100
100
-
-
-
-
Sadiola Exploration Limited
1
B
5,000 'A'
5,000 'A'
50
50
-
-
-
-
Joint ventures
Geita Gold Mining Limited
11
A
1
1
50
50
-
-
-
-
Socit des Mines de Morila S.A.
4
A
400
400
40
40
-
-
1,150
1,604
Socit d'Exploitation des Mines d'Or de Sadiola S.A.
4
A
38,000
38,000
38
38
-
-
-
-
Socit d'Exploitation des Mines d'Or de Yatela S.A.
4
A
400
400
40
40
-
-
-
-
5,747
5,795
1,755
2,540
Nature of business
A  Mining
B  Investment holding
C  Software development
D  Stone crusher
E  Market agent
F  Marketing intermediary
G  Health care
H  Short-term insurance and re-assurance
I  Precious metal refining
* Indicates preference shares ** Accounted for as an associate as AngloGold does not govern the financial and operating policies of Rand Refinery
Limited *** The reduction in the carrying value of accrued purchase consideration in respect of lapsed/forfeited share options on the acquisition of
Acacia Resources in December 1999.
There are no material losses in subsidiaries.
All companies are incorporated in the Republic of South Africa except where otherwise indicated
1
Incorporated in the British Virgin Islands
9 Incorporated in the United Kingdom
2
Incorporated in the Isle of Man
10 Incorporated in Malta
3
Incorporated in Namibia
11 Incorporated in Tanzania
4
Incorporated in Mali
5
Incorporated in the United States of America
6
Incorporated in Argentina
7
Incorporated in Brazil
8
Incorporated in Australia

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Condensed consolidated financial statements
prepared in accordance with US GAAP
AngloGold provides as part of this annual report, to all shareholders, condensed consolidated financial statements derived from and presented in the manner detailed below.
Basis of presentation
The condensed consolidated financial statements have been derived from the Group's consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). US GAAP differs in certain material respects from International Accounting Standards ("IAS"). The condensed consolidated financial statements do not include notes in support of the financial information presented therein. The Group's audited consolidated financial statements prepared in accordance with US GAAP from which the condensed consolidated financial statements have been derived, contain detailed notes prepared in accordance with US GAAP. The audited consolidated financial statements prepared in accordance with US GAAP, together with related notes, are included under Item 18 in AngloGold's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in March 2003. The AngloGold Annual Report on Form 20-F for the year ended 31 December 2002 as filed with the United States Securities and Exchange Commission on or about 31 March 2003 and is available free of charge on EDGAR at www.sec.gov.
The condensed consolidated financial statements set forth below for each of the three years in the period ended 31 December 2002, and as at 31 December 2002 and 2001 has been derived from, and should be read in conjunction with the US GAAP financial statements included under Item 18 in AngloGold's Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission in March 2003.
Stock split
At a meeting in Johannesburg on 5 December 2002, AngloGold's shareholders approved, by the requisite number of votes, a stock split that had been proposed by the company's board of directors.
The stock split sub-divided each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on 24 December 2002. As a result of the sub-division, each AngloGold ADS (American Depositary Share) is equivalent to one AngloGold ordinary share. The ratio of AngloGold ordinary shares to AngloGold CDIs (CHESS Depositary Interest) was adjusted so that one new AngloGold share is equivalent to five AngloGold CDIs. The ratio of one AngloGold ADS to five AngloGold CDIs remains unchanged. The net effect of the stock split on CDI holders was that the number of CDIs held by each holder did not change.
Throughout the condensed consolidated financial statements presented herein, the number of shares and the calculation of basic and diluted earnings (loss) per common share have been changed to retroactively reflect this change in the number of shares.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Condensed consolidated income statement
Derived from financial statements prepared in accordance with US GAAP
Year ended 31 December
2002
2001
2000
Figures in US Dollars millions, except for share data
$
$
$
Sales and other income
1,799
2,066
2,264
Product sales
1,761
2,041
2,208
Interest, dividends and other income
38
25
56
Cost and expenses
1,369
2,059
2,508
Production costs
927
1,261
1,435
Exploration costs
28
26
44
Related party transactions
40
54
54
General and administrative
30
24
51
Royalties
25
16
9
Research and development
1
2
8
Depreciation, depletion and amortisation
333
371
439
Impairment of assets

173
387
Goodwill amortised

27
18
Interest expense
44
72
72
Employment severance costs
3
22
19
Loss on sale of mining assets

4

Loss on sale of assets
11

(Gain) loss on derivatives
(73)
5
(21)
Other

2
(7)
Income (loss) before equity income and income tax
430
7
(244)
Equity income in affiliates
4
1
4
Income (loss) before income tax provision
434
8
(240)
Deferred income and mining tax expensed
(62)
(163)
(9)
Income (loss) before minority interest
372
(155)
(249)
Minority interest
(16)
(8)
(13)
Income (loss) before cumulative effect of accounting change
356
(163)
(262)
Cumulative effect of accounting change

(10)
-
Net income (loss)  applicable to common stockholders
356
(173)
(262)
Basic earnings (loss) per common share: (cents)
Before cumulative effect of accounting change
160
(76)
(122)
Cumulative effect of accounting change

(5)

Net income (loss)  applicable to common stockholders
160
(81)
(122)
Diluted earnings (loss) per common share: (cents)
Before cumulative effect of accounting change
160
(76)
(122)
Cumulative effect of accounting change

(5)

Net income (loss)  applicable to common stockholders
160
(81)
(122)
Weighted average number of common shares used in computation
221,883,567
214,278,892
213,925,974
Dividend per common share (cents)
114
84
135
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 31 March 2003.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Condensed consolidated balance sheet
Derived from financial statements prepared in accordance with US GAAP
At 31 December
2002
2001
Figures in US Dollars, millions
$
$
Assets
Current assets
1,117
647
Cash and cash equivalents
413
191
Receivables
488
293
Trade
48
45
Derivatives
233
128
Value added taxes
26
22
Other
181
98
Inventories
216
163
Property, plant and equipment
2,015
1,756
Mineral reserves
902
843
Goodwill
345
333
Derivatives
64
115
Other long-term assets
102
56
Total assets
4,545
3,750
Liabilities and Stockholders' equity
Current liabilities
799
1,210
Accounts payable and accrued liabilities
282
223
Derivatives
302
250
Short-term debt
84
637
Income and mining tax payable
131
100
Long-term debt
842
350
Derivatives
236
160
Deferred income and mining tax
561
440
Provision for environmental rehabilitation
108
94
Other accrued liabilities
12
19
Provision for post-retirement medical benefits
127
95
Minority interest
40
28
Commitments and contingencies

Share capital and reserves
1,820
1,354
Common stock
Stock issued 2002  222,622,022 (2001  215,268,116)
9
9
Additional paid-in capital
3,403
3,251
Accumulated other comprehensive income
(1,025)
(1,234)
Retained deficit
(567)
(672)
Total liabilities and stockholders' equity
4,545
3,750
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 31 March 2003.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Condensed consolidated cash flow statement
Derived from financial statements prepared in accordance with US GAAP
Year ended 31 December
2002
2001
2000
Figures in US Dollars, millions
$
$
$
Net cash provided by operating activities
605
501
435
Income (loss) before cumulative effect of accounting change
356
(163)
(262)
Reconciled to net cash provided by operations:
Loss on sale of mining assets

4

Loss on sale of assets
11

Depreciation, depletion and amortisation
333
371
439
Impairment of assets

173
387
Other non cash items

93
31
Net increase in provision for environmental rehabilitation and post-
retirement medical benefits
(17)
(12)
(13)
Deferred income and mining tax
(69)
52
(86)
Effect of changes in operating working capital items:
Receivables
(5)
65
(1)
Inventories
(54)
22
(2)
Accounts payable and accrued liabilities
50
(104)
(58)
Net cash used in investing activities
(91)
(148)
(630)
Cash acquired in acquisitions
8

3
Increase in non-current investments
(34)
(4)
(3)
Cash received as part of disposal
140
109

 Proceeds
164
109

 Contractual obligations
(24)

Cash paid as part of acquisition
(105)

(348)
Proceeds on sale of investments
158

Proceeds on sale of mining assets
1
6
8
Additions to property, plant and equipment
(271)
(298)
(301)
Loans receivable advanced
(5)
(4)
(8)
Loans receivable repaid
17
43
19
Net cash used in financing activities
(367)
(298)
(50)
(Decrease) increase in short-term debt
(616)
(347)
150
Issuance of stock
18
7
2
Share issue expenses
(11)

(3)
Increase in long-term debt
502
209
111
Dividends paid
(260)
(167)
(310)
Net increase (decrease) in cash and cash equivalents
147
55
(245)
Effect of exchange rate changes on cash
75
(59)
(53)
Cash and cash equivalents  1 January
191
195
493
Cash and cash equivalents  31 December
413
191
195
These condensed financial statements should be read in conjunction with the Company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 31 March 2003.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002
AngloGold provides, supplemental to the condensed consolidated financial statements, a reconciliation from its IAS to US GAAP results. This reconciliation is provided for illustrative purposes only, as AngloGold prepares consolidated financial statements prepared in accordance with US GAAP, together with related notes, which are included under Item 18 in AngloGold's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on or about 31 March 2003.
Income statement information
Year ended 31 December
2002
2001
2000
Figures in US Dollars, millions
Notes
$
$
$
Net profit as per IAS
332
245
166
Adjusted for:
Amortisation of ore reserves and mining assets
I
(88)
(151)
(222)
IAS exceptional loss reversed
II
13

Impairment of assets

(173)
(294)
Actuarial shortfall on post-retirement medical expenses
III

(37)
(11)
Goodwill adjustments
I
28
2
2
Normandy transaction costs
IV
(11)

Other
V
(20)
2
34
Sub-total
254
(112)
(325)
Adjustments made to taxation charge
VI
103
(51)
64
Adjusted profit (loss) after taxation
357
(163)
(261)
Cumulative effect of accounting change
VII

(10)

Minority adjustments
(1)

(1)
Net income (loss) applicable to common stockholders as per US GAAP
356
(173)
(262)
Balance sheet information
At 31 December
2002
2001
Figures in US Dollars, millions
$
$
Net profit as per IAS
1,443
1,117
Adjusted for:
Ore reserves
I
902
843
Mining assets
I
(265)
(301)
Goodwill
I
(29)
(56)
Deferred taxation
VI
(181)
(171)
Post-retirement medical benefits
III
(46)
(33)
Other
V
(4)
(45)
Stockholders' equity as per US GAAP
1,820
1,354
Supplemental information to the condensed consolidated financial statements.
136
Condensed reconciliation between IAS and
US GAAP
Results for the year ended and as at 31 December 2002

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ANGLO GOLD LIMITED ANNUAL REPORT 2002

Differences in accounting treatment between IAS and US GAAP which have a significant effect on AngloGold are noted below:
I
Business combinations (including mineral reserves and goodwill)
Under IAS at the formation of AngloGold on 29 June 1998 the acquisition of the participating companies and the interests in the share interest companies were accounted for using the pooling of interest method. Under US GAAP the original formation of AngloGold did not qualify as a "pooling of interest" and therefore the formation transaction was accounted for as a business combination. Subsequent acquisitions have been accounted for as business combinations under both IAS and US GAAP.
Both IAS and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under IAS any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the LOM or 20 years.
Under US GAAP the purchase consideration is allocated to the net assets acquired according to the assets and liabilities respective fair value, including mineral reserves which is amortised over the LOM. Where the purchase price cannot be attributed to the assets acquired, it is allocated to goodwill and amortised on a straight line basis over the lesser of the LOM or 20 years until 31 December 2001. In accordance with the provisions of SFAS 142 goodwill is no longer amortised but reviewed annually for impairment effective from 1 January 2002.
In cases where trade equity securities are exchanged as consideration, IAS requires the fair value of the consideration to be determined based on market value at the date of the exchange transaction. The date of acquisition is considered to be when effective control over the acquired assets and liabilities is obtained.
US GAAP requires that the fair value of such transaction be determined, at the date the terms and conditions of the transaction are agreed to and announced, based on the average trading price of a few days before and after the acquisition is agreed to and announced.
II
IAS exceptional loss reversed
Represents the reversal of the loss on disposal of the Free State assets recorded in IAS in 2002. Under US GAAP the value of the Free State assets were written down in 2001 to the net selling price per the sale agreement.
III
Post-retirement medical benefits
Under IAS, post-retirement medical benefits are accounted for in accordance with the provisions of IAS 19. Under US GAAP these benefits are accounted in accordance with the provision of SFAS 106.
Under IAS, only the contractual liability for post-retirement is accounted for. Under US GAAP both the contractual and the liability in excess of contributions made by plan members are accounted for.
IV
Normandy transaction costs
Under IAS the transaction costs relating to the Normandy bid were charged to share premium. Under US GAAP these expenses are expensed as an aborted business combination.
V
Other
Other consists of other differences between IAS and US GAAP that are considered insignificant to be quantified individually.
VI
Income taxes
Reflects the tax impact of the differences between IAS and US GAAP.
VII
Hedge accounting
The $10m (net of provision for deferred taxation of $2m) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 133 on 1 January 2001. In accordance with IAS 39, such adjustments are recorded to opening retained earnings.
Supplemental information to the condensed consolidated financial statements.

By-products
Any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital employed
Equity plus minority interests, interest-bearing debt, less long-term loans. Where average capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Capital expenditure
Total capital expenditure on mining assets to both maintain and expand operations.
Dividend cover
Headline earnings before unrealised non-hedge derivatives per ordinary share divided by dividends per ordinary share.
Debt
Borrowings including short-term portion.
Effective tax rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation.
EBITDA
Profit before exceptional items and before interest paid, interest received, growth in the Environmental Trust fund, amortisation of mining assets, foreign exchange gain (loss) on transactions other then sales and unrealised non-hedge derivatives.
Equity
Shareholders' equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Grade
The quantity of gold contained within a unit weight of gold bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Interest cover
EBITDA divided by finance costs.
Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.
Market capitalisation
Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa.
Mineral Resource
A Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The Mineral Resources are inclusive of those resources which have been modified to produce Ore Reserves.
Net operating assets
Mining assets, inventories, trade and other receivables less trade and other payables.
Net debt
Debt less cash and cash equivalents.
Operating margin %
Operating profit (excluding unrealised non-hedge derivatives) as a percentage of gold income including realised non-hedge derivatives.
Ore Reserves
An Ore Reserve is the economically mineable material derived from a measured and/or indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore reserves and Proved Ore Reserves.
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Glossary of terms

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Ounces (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces.
Rehabilitation
The process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Region
Defines the operational management divisions within AngloGold and these are South Africa, East and West Africa, Australia, North America and South America.
Return on capital
Headline earnings before unrealised non-hedge derivatives and before finance costs expressed as a percentage of average capital employed, adjusted for the timing of acquisitions and disposals.
Return on equity
Headline earnings before unrealised non-hedge derivatives expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.
Total cash costs
Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and, production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total production costs
Total cash costs including amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded.
Weighted average number

of ordinary shares in issue
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.
Ordinary shares were sub-divided at close of business on 24 December 2002 on a 2:1 basis. All references to ordinary shares, and related calculations have been restated to take cognisance of this sub-division.
139
Abbreviations
$
United States dollars
A$
Australian dollars
ADS
American Depositary Share
bn
Billion
Capex
Capital expenditure
CHF
Swiss Francs
CLR
Carbon Leader Reef
FCFA
Communaut Financire Africaine Francs
FIFR
Fatal Injury Frequency Rate per million hours
worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
kg
Kilograms
Libor
London interbank offer rate
LOM
Life-of-mine
LTIFR
Lost Time Injury Frequency Rate per million hours worked
Note that AngloGold utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m
2
/TEC
Square metres per total employee costed
m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$
Namibian dollars
NOSA
National Occupational Safety Association
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable Injury Frequency Rate per million
hours worked.
t
Tons (short) or tonnes (metric)
tpa
Tonnes per annum
tpd
Tonnes per day
tpm
Tonnes per month
VCR
Ventersdorp Contact Reef

ANGLO GOLD LIMITED ANNUAL REPORT 2002
Shareholders' information
Stock exchange listings
The primary listing of the company's ordinary shares is on the JSE Securities Exchange South Africa (JSE). Its ordinary shares are also listed on stock exchanges in London and Paris, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs) and in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs).
All information has been restated to take cognisance of the sub-division of AngloGold's ordinary shares.
STOCK EXCHANGE INFORMATION AS AT 31 DECEMBER

2002
2001
2000
1999
1998
JSE
Rands per share:
Market price
 - high
347.00
248.00            192.50            214.00
180.80
 - low
200.00
104.20              93.00            112.50
83.70
 - year end
290.50
211.00
110.50            158.30
114.60
Shares traded
 - 000
117,543
91,318
49,804            63,574
36,502
London Stock Exchange
Pounds per share:
Market price
 - high
23.26
13.90             17.76               20.86
17.68
 - low
4.20
9.13               8.57               11.43
10.05
 - year end
10.54
12.09               9.73               16.00
11.71
Shares traded
 - 000
8,643
18,862
4,984              6,625
24,412
Euronext Paris
Euros per share: (1998: French francs per share)
Market price
 - high
37.73
25.00
28.90               34.30
169.40
 - low
18.78
14.26              14.10               16.62
94.95
 - year end
33.00
19.53              15.93               25.45
110.55
Shares traded
 - 000
1,917
1,678
1,894
 2,824
2,874
Euronext Brussels
Euros per share: (1998: Belgian francs per IDR)
Market price
 - high
37.50
24.90             24.98               34.10
1,030.00
 - low
32.00
14.52             14.28               16.75
575.00
 - year end
32.05
20.25             15.93              25.43
699.00
IDRs traded
 - 000
3,138
1,638
2,004              5,270
4,546
IDRs sub-divided in line with sub-division of AngloGold ordinary shares.
Each IDR is equal to one ordinary share.
New York Stock Exchange
(listing commenced 5 August 1998)
US dollars per ADS:
Market price
 - high
35.33
22.34            28.69                37.00
31.00
 - low
17.62
13.15            12.25                18.31
16.00
 - year end
34.26
18.06            14.94               25.69
19.56
ADSs traded
 - 000
210,933
106,231          46,940             41,355
14,213
Each ADS is equal to one ordinary share.
Australian Stock Exchange
(listing commenced 15 November 1999)
Australian dollars per CDI:
Market price
 - high
12.00
8.00                8.68                8.90

 - low
7.00
4.80                4.75                7.10

 - year end
12.00
7.55                5.48                7.64

CDIs traded
 - 000
6,758
62,576
17,830
4,870
Each CDI is equal to one-fifth of one ordinary share.

SHAREHOLDERS' INFORMATION
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Australian Stock Exchange Listing Rules
The following disclosures are made pursuant to the Listing Rules of the Australian Stock Exchange and according to information available to the directors:
THE 20 LARGEST HOLDERS OF THE ORDINARY SHARE CAPITAL OF THE COMPANY AS AT 31 JANUARY 2003 WERE:

Ordinary shares held
Number
%
Anglo American plc
114,457,368
51.40
The Bank of New York
30,708,963
13.79
ANZ Nominees Limited
12,063,027
5.42
JP Morgan Chase Bank
10,134,377
4.55
PIC Equity
5,900,230
2.65
Soges Fiducem
4,150,896
1.86
State Street Bank and Trust Company
3,190,788
1.43
Mineworkers Pension and Provident Fund
2,089,753
0.94
Sanlam Group
2,033,308
0.91
Old Mutual Group
1,906,871
0.86
SIS Segaintersettle AG
1,524,527
0.68
Socit Interprofessionnell Pour La Compensation Des Valeurs Mobilieres a/c Sicovam
1,376,514
0.62
National Nominees Limited
1,375,432
0.62
Liberty Group
1,231,769
0.55
RMB Group
1,138,929
0.51
Standard Bank Group
1,080,609
0.49
Deutsche Bank
1,059,841
0.48
Prudential Group
998,859
0.45
Investment Solutions
852,302
0.38
Citibank
794,581
0.36
Total
198,068,944
88.95
The above list of shareholders may not necessarily reflect the beneficial shareholders.
ANALYSIS OF ORDINARY SHAREHOLDINGS AT 31 JANUARY 2003

Number of
% of total
Number of
% of shares
Size of holding
shareholders
shareholders
shares
issued
1 - 100
5,180
31.80
330,357
0.15
101 - 500
5,914
36.32
1,183,188
0.53
501 - 1,000
1,951
11.98
890,965
0.40
1,001 - 5,000
2,345
14.40
2,814,508
1.26
5,001 - 10,000
363
2.23
1,753,828
0.79
10,001 - 100,000
434
2.67
12,512,578
5.62
Over 100,000
97
0.60
203,201,898
91.25
Total
16,284
100.00
222,687,322
100.00
Shareholder spread as at 24 February 2003
Pursuant to the Listings Requirements of the JSE Securities Exchange South Africa, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
Class
Number of holders
%
Ordinary shares
Non-public shareholders:
Directors
5
0.03
Shares held by Anglo American plc
1
0.01
Public shareholders
16,278
99.96
Total
16,284
100.00
A    redeemable preference shares
B    redeemable preference shares

All shares are held by a wholly-owned subsidiary company
}

SHAREHOLDERS' INFORMATION
ANGLO GOLD LIMITED ANNUAL REPORT 2002
Major shareholders as at 24 February 2003
According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
Ordinary shares held
24 February 2003
31 December 2002
31 December 2001
Number
%
Number                          %
Number
%
Anglo American plc
114,457,368
51.40
114,457,368
51.41
114,457,368
53.17
The Bank of New York*
41,861,108
18.80
39,879,957
17.91
30,104,646
13.98
*
Shares held through various custodians in respect of ADSs issued by the Bank.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of share incentive schemes do not carry a right to vote.
Diary
Financial year end
31 December
Annual financial statements issued
27 March 2003
Annual general meeting
11:00 on 30 April 2003
Quarterly reports released
Quarter ended 31 March 2003
30 April 2003
Quarter and six months ended 30 June 2003
31 July 2003
Quarter and nine months ended 30 September 2003
31 October 2003
Quarter and year ended 31 December 2003
30 January 2004
Dividends
Last date to trade
Payment
Payment
ordinary shares
date to
date to
Declared
cum dividend
shareholders
ADS holders
Final  No. 93
30 January 2003
14 February 2003
28 February 2003
10 March 2003
Final  No. 94
30 July 2003*
15 August 2003*
29 August 2003*
12 September 2003*
Final  No. 95
29 January 2004*
13 February 2004*
27 February 2004*
12 March 2004*
*
Approximate dates.
Currency conversion guide
At 31 December one rand was equal to:
2002
2001
Australian dollar
0.20
0.16
Euro
0.11
0.09
Japanese yen
13.72
10.83
Swiss franc
0.16
0.14
UK pound
0.07
0.06
US dollar
0.12
0.08

ANGLO GOLD LIMITED ANNUAL REPORT 2002
AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
ISIN: ZAE000043485
JSE Share code: ANG
Directors
EXECUTIVE

R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
NON-EXECUTIVE

R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate:
D D Barber)
N F Oppenheimer
A J Trahar
* British # American
MANAGING SECRETARY

Ms Y Z Simelane
COMPANY SECRETARY

C R Bull
Offices
REGISTERED AND CORPORATE

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
AUSTRALIA

Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share registrars
SOUTH AFRICA

Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7719
UNITED KINGDOM

Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
AUSTRALIA

Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
GLOBAL BUYDIRECT

SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold.
For additional information, please visit
The Bank of New York's website at
www.globalbuydirect.com or call
Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Authorised representative
UNITED STATES OF AMERICA

Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
Directorate and administration

ANGLO GOLD LIMITED ANNUAL REPORT 2002

South Africa
STEVE LENAHAN

Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com
PETA BALDWIN

Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe/Asia
TOMASZ NADROWSKI

Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
United States of America
CHARLES CARTER

Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
ANDREA MAXEY

Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Comments, questions and suggestions
on AngloGold's market development
programme may be directed to:
KELVIN WILLIAMS

Telephone: +27 11 637 6298
Fax: +27 11 637 6283
E-mail: khwilliams@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Contact information
This Annual Report is available in printed format from the contacts whose details appear above or on the Internet at the abovementioned website address. In addition, AngloGold has produced the Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which are available on or about 31 March 2003, free of charge on EDGAR at www.sec.gov, or from the abovementioned contacts.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, are obtainable from the above sources as well as in PDF format on the AngloGold website. Plans of the South Africa region underground workings are also available on request.
GENERAL E-MAIL ENQUIRIES

investors@anglogold.com
ANGLO GOLD WEBSITE

http://www.anglogold.com

AngloGold Limited
(Incorporated in the
Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold" or "the company")
This document is important
and requires your immediate
attention
If you are in any doubt about what action
you should take, consult your
stockbroker, attorney, banker, financial
adviser, accountant or other professional
adviser immediately
If you have disposed of all your shares in
AngloGold you should pass this
document and the enclosed proxy form/
voting instruction form/CDI voting
instruction form to the purchaser of such
shares or the stockbroker, banker or other
agent through whom the disposal was
effected for transmission to the purchaser
Registered and corporate office
11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa
ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003

ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003
1
AngloGold Limited
Annual General Meeting
INVITATION

Wednesday, 30 April 2003
11:00
The Johannesburg Country Club
Napier Road
Auckland Park
Johannesburg
South Africa
Included in this document are the following:

* The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.

* Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".

* Voting instruction form for completion, signature and submission by shareholders on the South African register who have dematerialised through STRATE their AngloGold ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their Central Securities Depository Participant (CSDP) or broker. If, however, such shareholders wish to attend the meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

* CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depository Interests (CDIs).

A copy of the annual report, incorporating the annual financial statements, for the financial year 2002 is also enclosed.

ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003
2
Notice is hereby given that the 59th annual general meeting of shareholders of AngloGold Limited will be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa on Wednesday, 30 April 2003, at 11:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Securities Exchange South Africa and other stock exchanges on which the company's ordinary shares are listed.
Ordinary business
1.  ORDINARY RESOLUTION NUMBER 1

Adoption of financial statements
 "Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2002, be received and adopted."
The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2.  ORDINARY RESOLUTION NUMBER 2

Re-election of director "Resolved that Mr F B Arisman who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
The reason for proposing ordinary resolution number 2 is because Mr F B Arisman retires as a director of the company by rotation at the meeting.
Frank Arisman, (58) MSc (Finance), was appointed to the AngloGold board in April 1998. He resides in New York and is managing director of J P Morgan Chase, a company he joined in 1972.
3.
ORDINARY RESOLUTION NUMBER 3

Re-election of director "Resolved that Mr R P Edey who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re- elected as a director of the company."
The reason for proposing ordinary resolution number 3 is because Mr R P Edey retires as a director of the company by rotation at the meeting.
Russell Edey, (60) FCA, was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Mr R M Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of
N M Rothschild Corporate Finance and a director of a number of other companies.

4.
ORDINARY RESOLUTION NUMBER 4

Re-election of director "Resolved that Mr R M Godsell who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re- elected as a director of the company."
The reason for proposing ordinary resolution number 4 is because Mr R M Godsell retires as a director of the company by rotation at the meeting.
Bobby Godsell, (50) BA, MA, was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.
5.
ORDINARY RESOLUTION NUMBER 5

Re-election of director "Resolved that Dr T J Motlatsi who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re- elected as a director of the company."
The reason for proposing ordinary resolution number 5 is because Dr T J Motlatsi retires as a director of the company by rotation at the meeting.
James Motlatsi, (51) Hon D Soc Sci (Lesotho), was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is the immediate past president of the National Union of Mineworkers. He is also chief executive officer of TEBA Limited.
6.
ORDINARY RESOLUTION NUMBER 6

Placement of shares under the control of the directors "Resolved that subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue in their discretion all the remaining authorised but unissued ordinary shares of 25 cents each in the capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to The AngloGold Limited Share Incentive Scheme."
Notice of
annual general meeting

ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003
3
The reason for proposing ordinary resolution number 6 is to seek a general authority placing the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future.
7.
ORDINARY RESOLUTION NUMBER 7

Issuing of shares for cash
"Resolved that in terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), the directors are hereby authorised to issue the unissued ordinary shares of 25 cents each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to The AngloGold Limited Share Incentive Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:

(a) that this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b) that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;

(c) that the issues in the aggregate in any one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and

(d) that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company."

The reason for proposing ordinary resolution number 7 is to comply with the JSE Listings Requirements relating to the issue of shares for cash. The directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future.

A 75% majority is required of the votes cast by shareholders present or represented by proxy at the meeting for the approval of this ordinary resolution.

-
Special business
8.    SPECIAL RESOLUTION NUMBER 1

Acquisition of company's own shares "Resolved that by way of a general authority, the company and any of its subsidiaries from time to time (the subsidiaries), being authorised thereto by the articles of association of respectively the company and the subsidiaries, hereby approve the acquisition in terms of Section 85 of the Companies Act, 61 of 1973, as amended, (the Act) and the Listings Requirements of the JSE Securities Exchange South Africa (JSE) from time to time (the Listings Requirements) by the company of shares issued by the company, and the acquisition in terms of Section 89 of the Act and the Listings

Requirements by the subsidiaries of shares issued by the company, provided that:

any such acquisition of shares shall be implemented on the open market of the JSE and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

this approval shall be valid only until the next annual general meeting of the company, but may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;

an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval;

the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire shares issued by the company constituting, on a cumulative basis, more than 20% of the number of shares in the company in issue as at the date of this approval;

-
-
-

ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003
4
-
shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."
The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or by a subsidiary of the company.
The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.
The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued shares, are of the opinion that if such repurchases were implemented:
the company and the group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
-
the assets of the company and the group will be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
-
the ordinary capital and reserves of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and the working capital of the company and the group will be adequate for a period of
12 months after the date of notice
-

issued in respect of the annual general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
AngloGold will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.14 of the JSE Listings Requirents prior to the commencement of any purchases of AngloGold's shares on the open market.
9. SPECIAL RESOLUTION NUMBER 2

Amendment to articles of association "Resolved that the articles of association are hereby amended by the deletion therefrom of the present sub-article 63.1 and the substitution in place thereof of the following new sub-article 63.1:
"on a show of hands, every member present in person and entitled to vote shall have only one vote irrespective of the number of shares he holds or represents; and"
The reason for proposing this special resolution is to delete from the sub- article an erroneous inclusion of a provision in terms of which a member present by proxy at a general meeting of the company is able to vote on a show of hands. This change is necessary to bring sub-article number 63.1 in line with sub-article 67.2 which provides that a proxy "shall be entitled to vote on a poll only."
The effect of this special resolution will be to amend the articles of association to remove the inconsistency between sub-articles 63.1 and 67.2 and to provide for only those shareholders present in person at a general meeting of the company being able to vote on a show of hands.
Voting instructions
A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/voting instruction form/CDI voting instruction form, accompanies this notice.
As Monday 28 April 2003 is a public holiday in South Africa, duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Friday, 25 April 2003.
Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Thursday, 24 April 2003.
-

The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.
Shareholders who have already dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP) or broker) may use the enclosed voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. Shareholders should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms. If, however, such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
By order of the board
Ms Y Z Simelane Managing Secretary
Johannesburg 27 March 2003
Registered and corporate office 11 Diagonal Street Johannesburg 2001 South Africa

ANGLOGOLD NOTICE OF ANNUAL GENERAL MEETING 2003
5
Important notes about the annual general meeting (AGM)
Date Wednesday, 30 April 2003 at 11:00
Venue
The Johannesburg Country Club,
Napier Road,
Auckland Park,
Johannesburg,
South Africa.
Timing
The AGM will start promptly at 11:00.
Travel information
The outline map above indicates the location of The Johannesburg Country Club.
Admission
Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.
Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question(s) at the registration desk. Personnel will be on hand to provide any advice and assistance required.
Queries about annual general meeting
If you have any queries about the AGM please telephone any of the contact names listed on page 144 of the accompanying annual report.

ANGLO GOLD LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485   JSE Share Code: ANG

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:    27 MARCH 2003
By:    /s/ C R B
ULL
_

Name:  C R Bull
Title:     Company Secretary